SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petróleo Brasileiro S.A. - Petrobras

Financial statements
December 31, 2008 and 2007
(A translation of the original report in Portuguese as published in Brazil containing financial statement prepared in accordance with accounting practices adopted in Brazil)

Petróleo Brasileiro S.A. - Petrobras

Financial Statements

December 31, 2008 and 2007

Independent auditors’ report

To
The Board of Directors and Shareholders of
Petróleo Brasileiro S.A. - Petrobras
Rio de Janeiro - RJ

1.
We have examined the accompanying balance sheet of Petróleo Brasileiro S.A. - Petrobras (“the Company”) and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2008, and the related statements of income, changes in shareholders’ equity, cash flows and added value for the year then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2.
Our examination was conducted in accordance with auditing standards generally accepted in Brazil and included: a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal controls of the Company and its subsidiaries; b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of financial statements taken as a whole.

3.
In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Petróleo Brasileiro S.A. – Petrobras and the consolidated financial position of the Company and its subsidiaries as of December 31, 2008, the results of its operations, changes in shareholders’ equity, cash flows and added value in the operations for the year then ended, in conformity with accounting practices adopted in Brazil.

4.
Our examination was performed with the object of expressing an opinion on the aforementioned financial statements taken as a whole. The statements of segmentation of business and social balance sheet for the year ended December 31, 2008, are supplementary to the aforementioned financial statements, are not required by accounting practices adopted in Brazil and have been included to facilitate additional analysis. These supplementary information were subject to the same audit procedures applied to the financial statements and in our opinion are presented fairly, in all material respects, in relation to the financial statements referred to in the first paragraph, taken as a whole.

5.	Previously, the financial statements of the Company and the consolidated financial statements of the Company and its subsidiaries for the year ended December 31, 2007, comprising the balance sheet, the statements of income, changes in shareholders’ equity and changes in financial position for the year then ended, as well as the supplementary information which included the statements of cash flows and added value, segmentation of business and the social balance sheet, examined by us, on which we issued an unqualified opinion, dated March 3, 2008. As described in Note 3, the accounting practices adopted in Brazil were changed as from January 1, 2008. The financial statements for the year ended December 31, 2007, presented together with the financial statements of 2008, were prepared in accordance with accounting practices adopted in Brazil in force until December 31, 2007 and, as permitted by Technical Pronouncement CPC 13 - Initial Adoption of Law 11.638/07 and Provisional Measure 449/08, are not being restated with the adjustments for purposes of comparison between the years. In addition, in accordance with Law 11.638/07 the statement of changes in the financial position, presented in the financial statements as of December 31, 2007, was replaced by the statement of cash flows.

March 6, 2009

KPMG Auditores Independentes
CRC-SP-14.428/O -6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O -2

Petróleo Brasileiro S. A. - Petrobras

Balance sheets

December 31, 2008 and 2007

(In thousands of reais)

		Consolidated		Parent company				Consolidated		Parent company

Assets	Note	2008	2007	2008	2007	Liabilities	Note	2008	2007	2008	2007

Current assets						Current liabilities
Cash and cash equivalents	5	15.888.596	13.070.849	11.268.314	7.847.949	Financing	16	12.451.137	7.853.781	2.276.822	625.922
Marketable securities	10	288.751	589.788			Interest on financing	16	823.330	647.449	229.334	122.596
Trade accounts receivable, net	6	14.903.732	11.328.967	17.370.050	12.036.476	Commitments with the transfer of benefits, risks and controls of assets	17	585.045		5.052.563
Dividends receivable	7.1	20.101	80.596	987.986	668.501	Accounts payable to suppliers		17.027.579	13.791.198	72.032.402	36.456.554
Inventories	8	19.977.171	17.599.001	13.847.969	12.800.138	Taxes and contributions	20.2	12.741.382	10.006.272	10.537.882	8.493.492
Taxes and contributions	20.1	9.641.247	7.781.536	6.273.161	5.125.217	Proposed dividends	24	9.914.707	6.580.557	9.914.707	6.580.557
Prepaid expenses		1.393. 879	1.429.829	1.078.815	1.095.815	Project financing	11.4	188.858	41.470	401.148	408.234
Other current assets		1.461.801	1.493.200	430.312	579.999	Pension plan	21	627.988	424.259	579.051	386.091

						Healthcare benefits plan	21	523.714	455.736	493.221	429.666
		63.575.278	53.373.766	51. 256.607	40.154.095	Accrued vacation pay and charges		2.016.430	1.688.960	1.561.017	1.375.912

						Provision for contingencies	25	54.000	54.000	54.000	54.000
						Advances from clients		666.107	493.217	298.032	120.326
Non-current assets						Provision for profit-sharing for employees and management		1.344.526	1.011.914	1.138.078	844.412
Long-term receivables						Deferred income		5.929
Trade accounts receivable, net	6	1.326.522	2.901.902	91.626.391	48.203.621	Other accounts and expenses payable		3.586.429	4.506.198	7.130.338	4.488.096

Petroleum and alcohol account - STN	9	809.673	797.851	809.673	797.851
Marketable securities	10	4.066.280	3.922.370	3.597.762	3.386.999			62.557.161	47.555.011	111.698.595	60.385.858

Project financing	11.2			2.039.293	1.503.713
Deposits in court	12	1.853.092	1.693.495	1.542.378	1.445.658	Non-current
Prepaid expenses		1.400.072	1.514.301	444.904	809.332	Financing	16	50.049.441	29.806.589	11.456.564	4.811.988
						Contractual commitments with the transfer of benefits, risks and controls of
Advance for pension plan	21		1.296.810		1.296.810	assets	17	804.998		12.701.708
Deferred income and social contribution taxes	20.3	10.238.308	8.333.490	6.614.741	5.557.483	Subsidiaries and affiliated companies	7.2	49.289	94.664	1.100.528	2.374.256
Inventories	8	303.929	236.753	303.929	236.753	Deferred income and social contribution taxes	20.4	13.165.132	10.418.754	10.821.894	8.433.677
Other long-term receivables		1.256.967	1.325.865	640.177	711.399	Pension plan	21	3.475.581	4.520.145	2.966.084	4.138.672

						Healthcare benefits plan	21	10.296.679	9.272.183	9.510.037	8.554.276
		21.254.843	22.022.837	107.619.248	63.949.619	Provision for contingencies	25	890.326	613.969	203.285	208.415

						Provision for dismantling of areas	4.8	6.581.618	6.132.359	5.975.787	5.854.072
Investments	13	5.106.495	7.822.074	28.306.947	26.068.789	Deferred income		1.292.906	1.391.788	76.574
Property, plant and equipment	14	190.754.167	139.940.726	119.207.092	77.252.144	Other accounts and expenses payable		1.982.355	1.262.114	448.672	459.561

Intangible assets	15	8.003.213	5.532.053	3.781.716	3.074.677
Deferred charges		3.469.846	2.536.344	839.257	733.686			88.588.325	63.512.565	55.261.133	34.834.917

		228.588.564	177.854.034	259.754.260	171.078.915	Minority interest		2.653.074	6.306.097

						Shareholders' equity	24
						Realized capital		78.966.691	52.644.460	78.966.691	52.644.460
						Capital reserves		514.857	1.553.831	514.857	1.553.831
						Revaluation reserve		10.284	61.520	10.284	61.520
						Profit reserves		58.643.049	59.594.316	64.442.783	61.752.424
						Equity valuation adjustments		(405.863)		(336.180)
						Accumulated conversion adjustments		636.264		452.704

								138.365.282	113.854.127	144.051.139	116.012.235

		292.163.842	231.227.800	311.010.867	211.233.010			292.163.842	231.227.800	311.010.867	211.233.010

See the accompanying notes to the financial statements

Petróleo Brasileiro S. A. - Petrobras

Statements of income

December 31, 2008 and 2007

(In thousands of reais, except net income per share at paid-up capital)

		Consolidated		Parent company

	Note	2008	2007	2008	2007

Gross operating revenues
Selling expenses
Products		266.217.208	218.050.202	207.484.566	169.965.711
Services, mainly freight		276.872	203.972	505.883	279.243

		266.494.080	218.254.174	207.990.449	170.244.954

Sales charges		(51.375.544)	(47.676.449)	(46.280.943)	(43.477.953)

Net operating revenues		215.118.536	170.577.725	161.709.506	126.767.001

Cost of products and services sold		(141.623.359)	(104.398.043)	(97.343.992)	(70.444.686)

Gross profit		73.495.177	66.179.682	64.365.514	56.322.315

Operating income (expenses)
Selling expenses		(7.162.264)	(6.059.734)	(6.325.507)	(5.314.132)
Financial
Expenses	18	(4.193.135)	(3.292.002)	(7.050.686)	(3.096.677)
Revenues	18	3.494.430	2.417.659	5.991.531	4.662.159
Exchange and monetary variations, net	18	3.827.489	(3.146.547)	8.256.134	(4.713.938)
Administrative and general expenses
Management and board of directors remuneration		(35.792)	(29.259)	(5.153)	(4.034)
Administrative		(7.211.566)	(6.398.633)	(5.012.193)	(4.484.176)
Taxes		(862.766)	(1.255.511)	(425.978)	(717.092)
Cost of research and technological development		(1.705.572)	(1.712.338)	(1.690.702)	(1.700.342)
Loss on recovery of assets		(933.088)	(446.129)	(602.675)	(45.248)
Exploratory costs for the extraction of crude oil and gas		(3.494.258)	(2.569.724)	(2.550.569)	(1.211.923)
Healthcare and pension plans	21	(1.427.395)	(2.494.510)	(1.343.773)	(2.359.108)
Other operating income and expenses, net	18	(4.712.243)	(5.188.393)	(3.366.678)	(4.611.454)

		(24.416.160)	(30.175.121)	(14.126.249)	(23.595.965)

Equity in income of subsidiaries and associated companies
Equity in earnings (losses) of investments	13	(874.218)	(465.274)	2.252.380	(643.379)

Income from operations before income and social contribution taxes, employee and management profit sharing and minority interest		48.204.799	35.539.287	52.491.645	32.082.971

Social contribution	20.5	(4.169.529)	(2.876.775)	(3.995.909)	(2.492.591)
Income tax	20.5	(11.792.449)	(8.395.983)	(10.888.109)	(6.717.277)

Income before employees' and directors' profit-sharing and minority interest		32.242.821	24.266.529	37.607.627	22.873.103

Employees' and directors' profit-sharing	22	(1.344.526)	(1.011.914)	(1.138.078)	(844.412)

Income before minority interest		30.898.295	23.254.615	36.469.549	22.028.691

Minority interest		2.089.497	(1.742.826)

Net income for the year		32.987.792	21.511.789	36.469.549	22.028.691

Net income per share at the end of the year - R$		3,76	4,90	4.16	5,02

See the accompanying notes to the financial statements

Petróleo Brasileiro S. A. - Petrobras

Statements of changes in shareholders’ equity

December 31, 2008 and 2007

(In thousands of reais)

	Capital subscribed and paid in	Capital reserves			Profit reserves

		Subsidies AFRMM	Tax incentives	Revaluation reserve	Legal	Statutory	Tax incentives	Retention reserve	Accumulated conversion adjustments	Equity valuation adjustments	Retained losses	Total Equity income

At January 1, 2007	48.263.983	158.298	213.766	66.423	6.511.073	1.249.439		42.919.352				99.382.334

Capital increase on April 2, 2007	4.380.477					(1.008.119)		(3.372.358)
Funds originating from AFRMM		10.844										10.844
Tax incentives - SUDENE			1.170.923									1.170.923
Realization of reserve				(4.903)							4.903
Net income for the year											22.028.691	22.028.691
Distributions:
Allocations in reserves					1.101.435	263.222		14.088.380			(15.453.037)
Proposed dividends											(6.580.557)	(6.580.557)

At December 31, 2007	52.644.460	169.142	1.384.689	61.520	7.612.508	504.542		53.635.374				116.012.235

Prior year adjustment - Adoption of Law 11.638/07											1.386.691	1.386.691
Capital increase on April 4, 2008	26.322.231	(169.142)	(850.679)					(25.302.410)
Adjustment for tax incentives - SUDENE			(19.153)									(19.153)
Translation adjustment										452.704		452.704
Realization of reserve				(51.236)							51.236
Unrealized gains or losses in investments
available for sale									(336.180)			(336.180)
Net income for the year											36.469.549	36.469.549
Distributions:
Allocations of net income in reserves					1.823.477	394.834	557.185	23.779.347			(26.554.843)
Proposed dividends											(9.914.707)	(9.914.707)
Profit retention								1.437.926			(1.437.926)

	78.966. 691		514.857	10.284	9.435.985	899.376	557.185	53.550.237	(336.180)	452.704		144.051.139

At December 31, 2008	78.966. 691	514.857		10.284	64.442. 783				(336.180)	452.704		144.051.139

See the accompanying notes to the financial statements

Petróleo Brasileiro S. A. - Petrobras

Statements of cash flows – Indirect method

Years ended December 31, 2008 and 2007

(In thousands of reais)

	Consolidated		Parent company

	2008	2007	2008	2007

Operating activity
Net income for the year	32.987.792	21.511.789	36.469.549	22.028.691

Adjustments:
Minority interest	(2.089.497)	1.742.826
Equity in earnings (losses) of significant investments	115.790	367.361	(2.494.234)	641.238
Goodwill/discount - amortization	758.428	97.913	241.854	20.343
Depreciation, exhaustion and amortization	11.631.984	10.695.826	7.952.428	5.798.802
Loss on recovery of assets	2.658.224	446.130	891.258	87.146
Write-off of dry wells	1.524.143	916.080	1.291.395	320.502
Residual value of permanent assets written off	597.001	398.666	5.817	151.737
Exchange and monetary variations and financial charges
on financing and loans and other operations	4.033.176	(1.786.249)	(21.581.932)	3.503.919
Deferred income tax, net	4.769.951	477.234	5.736.892	619.148

Increase / decrease in assets and liabilities
Decrease/(increase) in accounts receivable	(210.111)	1.394.042	(1.079.071)	1.109.284
Decrease/(increase) in inventories	(1.413.136)	(1.429.937)	(1.205.349)	354.734
Increase in petroleum and alcohol account - STN	(11.822)	(12.060)	(11.822)	(12.060)
Exchange variation allocated in permanent assets *		6.802.836
Increase in other assets	(528.823)	(1.272.217)	(145.209)	(684.729)
Increase in accounts payable to suppliers	648.394	1.549.778	3.272.052	1.985.843
Increase/(decrease) in taxes, rates and contributions	(3.642.293)	382.622	(4.523.328)	264.880
Increase/(decrease) in obligations with structured projects	147.389	(934.163)	147.389	(934.163)
Increase in healthcare benefit and pension plans	1.546.437	2.790.542	1.336.498	2.570.549
Increase/(decrease) in other liabilities	(3.543.081)	(1.532.439)	919.651	(274.134)
Increase/(decrease) in short term operations with subsidiaries and affiliated companies
Decrease/(increase) in accounts receivable	17.214	(415.956)	(4.143.736)	(2.915.985)
Decrease/(increase) in accounts payable	(45.375)	48.109	857.428	1.690.674
Increase with operation for supply of oil and oil products foreign			31.838.213	3.879.698

Net cash provided by operating activities	49.951.785	42.238.733	55.775.744	40.206.117

Investment activities
Investments in exploration and production of oil and gas	(26.008.454)	(20.405.267)	(18.982.305)	(14.696.321)
Investments in refining and transport	(13.349.577)	(9.647.338)	(10.621.340)	(8.760.817)
Investments in gas and energy	(6.140.887)	(5.198.627)	(3.364.336)	(2.248.784)
Investment in international statement	(5.439.543)	(5.237.981)	(75.069)	(27.028)
Investments in distribution	(1.179.204)	(915.517)	(705.811)	(389.644)
Investments in securities	(273.726)	(3.122.991)	(95.543)	(3.259.628)
Other investments	(1.266.037)	(776.109)	(1.256.367)	(775.571)
Dividends received	232.055	70.872	1.272.481	929.126
Venture under negotiation			(1.326.338)	(681.360)

Net cash used in investment activities	(53.425.373)	(45.232.958)	(35.154.628)	(29.910.027)

Financing activities
Financing and loans, net	11.836.832	(3.947.929)	(14.774.380)	(17.051.010)
Non Standard Credit Rights Investment Fund			3.786.197	1.978.332
Dividends paid to shareholders	(6.212.568)	(7.474.355)	(6.212.568)	(7.474.355)

Net cash used in financing activities	5.624.264	(11.422.284)	(17.200.751)	(22.547.033)

* In 2008, with the adoption of the new translation criteria, the exchange effects on the permanent assets of the Companies headquartered abroad are compensated by the accumulated translation adjustment, in shareholders' equity, and does not affect the statement of cash flows

See the accompanying notes to the financial statements

	Consolidated		Parent company

	2008	2007	2008	2007

Effect of exchange variation on cash and cash equivalents	667.071	(341.747)

Net change in cash and cash equivalents in the year	2.817.747	(14.758.256)	3.420.365	(12.250.943)

Cash and cash equivalents at the beginning of the year	13.070.849	27.829.105	7.847.949	20.098.892

Cash and cash equivalents at the end of the year	15.888.596	13.070.849	11.268.314	7.847.949

Additional information on cash flows:
Amounts paid and received during the year
Interest paid, net of the capitalized amount	4.012.109	2.852.752	1.785.459	469.002
Interest received on loans			3.122.428	2.836.884
Income and social contribution taxes	10.918.489	7.713.424	9.271.464	6.250.675
Third party income tax withheld at source	2.047.224	1.753.766	1.696.689	1.573.548

Investment and financing transactions not involving cash
Acquisition of property, plant and equipment on contract with the transfer of benefits, risks and control of assets	9.972		6.686.914
Assets received through donation	3	82
Capitalization of dividends receivable from affiliated companies or subsidiaries				183.586
Provision for abandonment of wells	131.438	3.008.545	70.698	2.999.026

See the accompanying notes to the financial statements

Petróleo Brasileiro S. A. - Petrobras

Statement of added value

Years ended December 31, 2008 and 2007

(In thousands of reais)

	Consolidated				Parent company

	2008		2007		2008		2007

Revenues
Sales of products and services and other revenues	268.936.483		220.153.532		210.066.823		171.949.673
Allowance for doubtful accounts - formation	(167.026)		(104.156)		(88.572)		(15.211)
Revenues related to the construction of assets for own use	47.163.873		26.057.647		31.921.891		20.481.214

	315.933.330		246.107.023		241.900.142		192.415.676

Inputs acquired from third parties
Raw materials consumed	(47.890.791)		(33.098.285)		(28.142.217)		(21.523.211)
Cost of goods for resale	(53.989.794)		(29.888.395)		(28.543.536)		(25.153.779)
Power, third-party services and other operating expenses	(52.590.649)		(42.840.479)		(41.119.679)		(21.953.469)
Tax credits on inputs acquired from third parties	(9.602.596)		(3.984.316)		(19.256.674)		(12.945.905)
Loss on recovery of assets	(2.658.224)		(480.812)		(891.258)		(87.146)

	(166.732.054)		(110.292.287)		(117.953.364)		(81.663.510)

Gross added value	149.201.276		135.814.736		123.946.778		110.752.166

Retentions
Depreciation and amortization	(11.631.984)		(10.695.826)		(7.952.428)		(5.798.802)

Net added value produced by the company	137.569.292		125.118.910		115.994.350		104.953.364

Transferred added value
Equity in earnings (losses) of significant investments	(115.790)		(367.361)		2.494.234		(623.036)
Financial income - including monetary and exchange variations	3.494.430		2.417.659		7.254.449		2.893.929
Amortization of goodwill and discounts	(758.428)		(97.913)		(241.854)		(20.344)
Rents, royalties and others	1.293.912		562.307		1.155.856		456.272

	3.914.124		2.514.692		10.662.685		2.706.821

Total added value to be distributed	141.483.416		127.633.602		126.657.035		107.660.185

Distribution of added value
Personnel and directors
Payroll and related charges
Salaries	9.103.594	6%	7.040.959	6%	6.481.382	5%	5.069.454	5%
Employees' and directors' profit-sharing	1.344.526	1%	1.011.914	1%	1.138.078	1%	844.412	1%

Benefits
Advantages	835.286	1%	785.775	1%	535.125	0%	475.495	0%
Retirement and pension plan	926.324	1%	2.913.607	2%	866.299	1%	2.820.279	3%
Healthcare benefits plan	1.716.426	1%	1.903.651	1%	1.623.217	2%	1.798.391	2%

FGTS (Government Severance Indemnity Fund for Employees)	600.674	0%	507.179	0%	525.626	0%	446.254	0%

	14.526.830	10%	14.163.085	11%	11.169.727	9%	11.454.285	11%

Taxes
Federal*	57.456.863	40%	46.509.101	37%	53.855.166	42%	42.652.147	40%
State	22.338.990	16%	22.993.351	18%	12.363.556	10%	14.470.588	13%
Municipal	147.705	0%	115.254	0%	80.118	0%	48.153	0%
Abroad*	5.169.057	4%	4.301.405	3%

	85.112.615	60%	73.919.111	58%	66.298.840	52%	57.170.888	53%

Financial institutions and suppliers
Interest and exchange and monetary variations	1.891.069	1%	7.385.853	6%	57.470	0%	5.929.226	6%
Rental and afreightment expenses	9.054.607	7%	8.910.938	7%	12.661.449	10%	11.077.095	10%

	10.945.676	8%	16.296.791	13%	12.718.919	10%	17.006.321	16%

Shareholders
Interest on shareholders' equity	7.019.261	5%	6.580.557	5%	7.019.261	5%	6.580.557	6%
Dividends		0%		0%
Minority interest	(2.089.497)	-1%	1.742.826	1%
Retained earnings	25.968.531	18%	14.931.232	12%	29.450.288	24%	15.448.134	14%

	30.898.295	22%	23.254.615	18%	36.469.549	29%	22.028.691	20%

Added value distributed	141.483.416	100%	127.633.602	100%	126.657.035	100%	107.660.185	100%

* Includes governmental participations.

See the accompanying notes to the financial statements

Supplementary information to the financial statements
Statement of business segmentation (consolidated)
Years ended December 31, 2008 and 2007
(In thousands of reais)

	2008

			Gas
			&
	E&P	Supply	Energy	Distribution	International	Corporate	Elimination	Total

Statement of income

Net operating income	106.225.551	173.176.848	15.987.874	55.762.758	22.464.350		(158.498.845)	215.118.536

Intersegment	104.453.913	48.549.773	2.237.059	1.358.176	1.899.924		(158.498.845)
Third parties	1.771.638	124.627.075	13.750.815	54.404.582	20.564.426			215.118.536
Cost of products and services sold	(43.633.484)	(172.114.682)	(14.177.728)	(51.129.970)	(19.414.411)		158.846.916	(141.623.359)

Gross profit	62.592.067	1.062.166	1.810.146	4.632.788	3.049.939		348.071	73.495.177
Operating expenses	(5.361.560)	(5.657.824)	(2.339.339)	(2.799.592)	(4.343.514)	(7.315.679)	272.564	(27.544.944)
Selling, administrative and general expenses	(729.122)	(4.976.520)	(970.329)	(2.813.052)	(1.698.977)	(3.486.887)	265.265	(14.409.622)
Taxes	(109.529)	(114.013)	(68.261)	(22.249)	(272.742)	(275.972)		(862.766)
Exploration costs for the extraction of crude oil and gas	(2.550.569)				(943.689)			(3.494.258)
Loss on recovery of assets	(602.675)				(330.413)			(933.088)
Research and development	(899.212)	(276.564)	(72.660)	(13.728)	(4.653)	(438.755)		(1.705.572)
Healthcare and pension plans						(1.427.395)		(1.427.395)
Other operating income (expenses)	(470.453)	(290.727)	(1.228.089)	49.437	(1.093.040)	(1.686.670)	7.299	(4.712.243)

Operating income (loss)	57.230.507	(4.595.658)	(529.193)	1.833.196	(1.293.575)	(7.315.679)	620.635	45.950.233
Net financial expenses						3.128.784		3.128.784
Equity in income of subsidiaries and
associated companies		(554.100)	17.994	76.645	(414.270)	(487)		(874.218)
Income (loss) before taxes and minority interest	57.230.507	(5.149.758)	(511.199)	1.909.841	(1.707.845)	(4.187.382)	620.635	48.204.799
Income and social contribution taxes	(19.307.037)	1.657.928	194.017	(596.513)	(355.239)	2.655.884	(211.018)	(15.961.978)
Minority interest	136.911	164.188	42.644		301.302	1.444.452		2.086.497
Employee and management profit-sharing	(445.102)	(280.604)	(41.444)	(78.749)	(96.657)	(401.970)		(1.344.526)

Net income (loss)	37.615.279	(3.608.246)	(315.982)	1.234.579	(1.858.439)	(489.016)	409.617	32.987.792

The assumptions used in the preparation of this statement are described in Note 28.

See the accompanying notes to the financial statements

Supplementary information to the financial statements
Statement of business segmentation (consolidated)
Years ended December 31, 2008 and 2007
(In thousands of reais)

	2007

			Gas
			&
	E&P	Supply	Energy	Distribution	International	Corporate	Elimination	Total

Statement of income

Net operating income	81.093.476	133.148.770	9.865.871	45.078.459	19.389.980		(117.998.831)	170.577.725

Intersegment	76.591.052	36.575.793	2.109.127	729.103	1.993.756		(117.998.831)
Third parties	4.502.424	96.572.977	7.756.744	44.349.356	17.396.224			170.577.725
Cost of products and services sold	(34.934.677)	(118.921.679)	(9.044.135)	(40.828.833)	(16.213.863)		115.545.144	(104.398.043)

Gross profit	46.158.799	14.227.091	821.736	4.249.626	3.176.117		(2.453.687)	66.179.682
Operating expenses	(3.986.981)	(5.116.528)	(2.445.633)	(2.980.459)	(3.281.595)	(8.581.421)	238.386	(26.154.231)
Selling, administrative and general expenses	(570.709)	(4.019.209)	(1.131.894)	(2.528.285)	(1.403.963)	(3.064.207)	230.641	(12.487.626)
Taxes	(48.657)	(147.027)	(76.957)	(175.925)	(138.001)	(668.944)		(1.255.511)
Exploratory costs for the extraction of crude oil and gas	(1.211.923)				(1.357.801)			(2.569.724)
Loss on recovery of assets	(45.249)				(400.880)			(446.129)
Research and development	(868.078)	(333.329)	(182.908)	(11.636)	(3.412)	(312.975)		(1.712.338)
Healthcare and pension plans						(2.494.510)		(2.494.510)
Other operating income (expenses)	(1.242.365)	(616.963)	(1.053.874)	(264.613)	22.462	(2.040.785)	7.745	(5.188.393)

Operating income (loss)	42.171.818	9.110.563	(1.623.897)	1.269.167	(105.478)	(8.581.421)	(2.215.301)	40.025.451
Net financial expenses						(4.020.890)		(4.020.890)
Equity in income of subsidiaries and
associated companies		195.842	155.817	(14.317)	(25.216)	(777.400)		(465.274)
Income (loss) before taxes and minority interest	42.171.818	9.306.405	(1.468.080)	1.254.850	(130.694)	(13.379.711)	(2.215.301)	35.539.287
Income and social contribution taxes	(14.214.966)	(3.033.083)	561.762	(408.149)	(525.954)	5.594.424	753.208	(11.272.758)
Minority interest	(764.246)	(14.621)	(447.438)		(310.185)	(206.336)		(1.742.826)
Employee and management profit-sharing	(363.100)	(276.337)	(28.342)	(68.730)	(55.862)	(219.543)		(1.011.914)

Net income (loss)	26.829.506	5.982.364	(1.382.098)	777.971	(1.022.695)	(8.211.166)	(1.462.093)	21.511.789

The assumptions used in the preparation of this statement are described in Note 28.

See the accompanying notes to the financial statements

Supplementary information to the financial statements
Statement of business segmentation (consolidated)
Years ended December 31, 2008 and 2007
(In thousands of reais)

	2008

			Gas
			&
	E&P	Supply	Energy	Distribution	International	Corporate	Elimination	Total

Assets	116.174.626	64.782.225	36.179.125	10.320.163	33.242.388	40.582.412	(9.117.097)	292.163.842

Current	5.880.892	23.620.084	5.343.529	5.680.866	5.848.084	25.007.856	(7.806.033)	63.575.278

Cash/interest-earning bank
accounts						15.888.596		15.888.596
Other current assets	5.880.892	23.620.084	5.343.529	5.680.866	5.848.084	9.119.260	(7.806.033)	47.686.682
Non-current	110.293.734	41.162.141	30.835.596	4.639.297	27.394.304	15.574.556	(1.311.064)	228.588.564

Long-term receivables	4.187.708	1.890.639	2.323.390	734.604	1.334.571	11.997.201	(1.213.270)	21.254.843
Property, plant and equipment	102.289.658	35.844.947	27.024.526	3.192.563	20.084.131	2.361.201	(42.859)	190.754.167
Other	3.816.368	3.426.555	1.487.680	712.130	5.975.602	1.216.154	(54.935)	16.579.554

	2007

			Gas
			&
	E&P	Supply	Energy	Distribution	International	Corporate	Elimination	Total

Assets	89.256.777	55.252.719	27.940.537	9.889.957	22.405.883	36.411.603	(9.929.676)	231.227.800

Current	5.174.218	24.390.014	4.423.357	4.946.037	4.212.202	20.049.794	(9.821.856)	53.373.766

Cash/interest-earning bank
accounts						13.070.849		13.070.849
Other current assets	5.174.218	24.390.014	4.423.357	4.946.037	4.212.202	6.978.945	(9.821.856)	40.302.917
Non-current	84.082.559	30.862.705	23.517.180	4.943.920	18.193.681	16.361.809	(107.820)	177.854.034

Long-term receivables	4.046.461	1.334.536	1.840.846	701.623	1.087.853	13.102.139	(90.621)	22.022.837
Property, plant and equipment	76.611.403	25.225.884	20.751.962	2.793.450	12.664.055	1.911.171	(17.199)	139.940.726
Other	3.424.695	4.302.285	924.372	1.448.847	4.441.773	1.348.499		15.890.471

The assumptions used in the preparation of this statement are described in Note 28.

See the accompanying notes to the financial statements

Supplementary information to the financial statements
Statement of business segmentation (consolidated) - International
Years ended December 31, 2008 and 2007
(In thousands of reais)

	2008

			Gas
			&
	E&P	Supply	Energy	Distribution	Corporate	Eliminations	Total

International
Assets	24.206.697	6.386.636	3.244.587	859.271	4.104.016	(5.558.820)	33.242.387

Statement of income
Net operating income	5.203.103	14.838.549	1.880.068	4.924.620	4.455	(4.386.445)	22.464.350

Intersegment	2.695.517	3.113.133	385.578	133.760		(4.428.064)	1.899.924
Third parties	2.507.586	11.725.416	1.494.490	4.790.860	4.455	41.619	20.564.426
Operating income (loss)	522.958	(1.253.303)	309.798	(15.265)	(851.364)	(6.399)	(1.293.575)
Net income (loss)	(127.480)	(1.405.991)	179.325	(11.436)	(486.458)	(6.399)	(1.858.439)

	2007

			Gas
			&
	E&P	Supply	Energy	Distribution	Corporate	Eliminations	Total

International
Assets	14.987.316	4.636.112	2.378.118	819.267	2.542.641	(2.957.571)	22.405.883

Statement of income
Net operating income	4.638.000	12.999.060	1.899.958	3.653.825	25.514	(3.826.377)	19.389.980

Intersegment	2.589.301	2.818.080	371.561	41.191		(3.826.377)	1.993.756
Third parties	2.048.699	10.180.980	1.528.397	3.612.634	25.514		17.396.224
Operating income (loss)	(55.157)	178.213	475.756	(95.608)	(582.717)	(25.965)	(105.478)
Net income (loss)	(777.183)	245.109	325.774	(70.641)	(719.789)	(25.965)	(1.022.695)

The assumptions used in the preparation of this statement are described in Note 28.

See the accompanying notes to the financial statements.

Supplementary information to the financial statements
Social balance (cont.)
Years ended December 31, 2008 and 2007
(In thousands of reais)

1 - Calculation basis	2008	2007

Consolidated net revenue	215.118.536	170.577.725

Consolidated operating income	48.204.799	35.977.804

Gross payroll	9.500.291	7.919.274

		% gross	% net		% gross	% net
2 - Internal social indicators (i)	Amount	payroll	income	Amount	payroll	income

Alimentation	578.966	6,09%	0,27%	547.790	6,92%	0,32%

Compulsory payroll charges	4.633.742	48,77%	2,15%	3.355.374	42,37%	1,97%

Private pension	412.641	4,34%	0,19%	554.845	7,01%	0,33%

Healthcare	2.009.498	21,15%	0,93%	2.138.366	27,00%	1,25%

Work security and medicine	110.736	1,17%	0,05%	95.031	1,20%	0,06%

Education	106.440	1,12%	0,05%	95.284	1,20%	0,06%

Culture	14.982	0,16%	0,01%	22.794	0,29%	0,01%

Professional training and development	426.832	4,49%	0,20%	386.452	4,88%	0,23%

Creche or day-care assistance	2.825	0,03%	0,00%	2.319	0,03%	0,00%

Profit sharing	1.344.526	14,15%	0,63%	1.011.914	12,78%	0,59%

Other	152.581	1,61%	0,07%	66.335	0,84%	0,04%

Total - Internal social indicators	9.793.769	103,09%	4,55%	8.276.504	104,51%	4,85%

		% oper.	% net		% oper.	% net
3 - Internal social indicators (I)	Amount	income	income	Amount	income	income

Generation of income and work opportunity (i)	35.752	0,07%	0,02%	58.838	0,16%	0,03%

Education for professional skills (i)	72.693	0,15%	0,03%	64.878	0,18%	0,04%

Guarantee of rights of children and adolescents (i)	90.159	0,19%	0,04%	110.615	0,31%	0,06%

Culture (i)	206.751	0,43%	0,10%	205.518	0,57%	0,12%

Sport (i)	68.952	0,14%	0,03%	79.989	0,22%	0,05%

Other (i)	26.473	0,05%	0,01%	14.275	0,04%	0,01%

Total contributions for the company	500.780	1,04%	0,23%	534.113	1,48%	0,31%

Taxes (excluding payroll charges)	80.140.559	166,25%	37,25%	73.441.877	204,13%	43,05%

Total - Internal social indicators	80.641.339	167,29%	37,49%	73.975.990	205,62%	43,37%

		% oper.	% net		% oper.	% net
4 - Environmental indicators (i)	Amount	income	income	Amount	income	income

Investments related to the company's production/operation	1.919.751	3,98%	0,89%	1.924.698	5,35%	1,13%

Investments in external programs and/or projects	53.763	0,11%	0,02%	51.728	0,14%	0,03%

Total investments in the environment	1.973.514	4,09%	0,92%	1.976.426	5,49%	1,16%

With respect to establishing “annual goals” for minimizing	( ) does not			( ) does not
	have goals	( ) attains from 51 to 75%		have goals	( ) attains from 51 to 75%

waste products, consumption in general in	( ) attains
production/operation and for increasing efficiency in the use	from 0 to			( ) attains
of natural resources, the company:	50%	(x) attains from 76 to 100%		from 0 to 50%	(x) attains from 76 to 100%

Supplementary information to the financial statements
Social balance (cont.)
Years ended December 31, 2008 and 2007
(In thousands of reais)

5 - Indicators for the staff (i)	2008	2007

Nº of employees at the end of the period	74.240	68.931

Nº of hirings during the period (II)	6.351	4.263

Nº of contracted employees	260.474	211.566

Nº of student trainees (II)	1.213	1.213

Nº of employees older than 45 (II)	28.447	26.073

Nº of women that work in the company (III)	11.511	10.722

% of leadership positions held by women (II)	13,01%	13,50%

Nº of negroes that work in the company (IV)	10.581	3.004

% of leadership positions held by negros (IV)	29,9%	3,10%

Nº of handicapped workers (V)	1.068	1.026

6 - Significant information with respect to the exercise of
entrepreneurial citizenship	2008			Goals 2009

Ratio between the Company's highest and lowest remuneration
(VI) - amount (i)		31,59			31,59

Total number of work accidents (VII) (i)		444			437

The social and environmental projects developed by the Company		(x) directors and	( ) all the		(x) directors and	( ) all the
were defined by: (i)	( ) directors	managers	employees	( ) directors	managers	employees

The safety and health standards in the work environment were	(x) directors		( ) everyone +	(x) directors	( ) all the	( ) everyone +
defined by: (i)	and managers	( ) all the employees	Cipa	and managers	employees	Cipa

			(x) encourages			(x) will
With respect to union freedom, the right to collective bargaining	( ) does not	( ) follows ILO	and follows	( ) will not	( ) will follow ILO	encourage and
and internal representation of the employees, the company: (i)	get involved	standards	ILO	get involved	standards	follow ILO

The private pension includes: (i)		( ) directors and	(x) all the		( ) directors and	(x) all the
	( ) directors	managers	employees	( ) directors	managers	employees

Profit-sharing and participation in results includes: (i)		( ) directors and	(x) all the		( ) directors and	(x) all the
	( ) directors	managers	employees	( ) directors	managers	employees

In the selection of suppliers, the same ethical standards and
standards of social and environmental responsibility adopted by	( ) are not			( ) will not be	( ) will be	(x) will be
the company: (i)	considered	( ) are suggested	(x) are required	considered	suggested	required

(x) will
With respect to the participation of employees in voluntary work	( ) does not		(x) organizes	( ) will not	( ) will give	organize and
programs, the company: (i)	get involved	( ) gives support	and encourages	get involved	support	encourage

Total number of complaints and criticism from consumers: (VII)	in the			in the
(i)	company	in Procon	in court	company	in Procon	in court
	9.578	1	29	4.000	1	29

% claims and criticisms attended or ressolved: (VII) (i)	in the
	company			in the	in Procon	in court
	97,6%	in Procon 100%	in court 51,72%	company 99%	100%	51,72%

Total added value to be distributed (consolidated) - amount:	In 2008:	141.483.416		In 2007:	127.633.602

	60% government 10% employees			58% government 11% employees
Distribution of added value	4% shareholders 8% third parties 18% retained			6% shareholders 13% third parties 12% retained

Supplementary information to the financial statements
Social balance (cont.)
Years ended December 31, 2008 and 2007
(In thousands of reais)

7 - Other information

1) CNPJ: 33.000.167/0001 -01 - Economic sector: Industry/Petroleum, Gas and Energy - State of the company's head office: Rio de Janeiro.

2) For explanations on the information disclosed: Telephone (+55 21) 3224-1009 - E-mail: comunicacao@petrobras.com.br

3) This company does not use child or slave labor, it is not involved in prostitution or sexual exploitation of children or adolescents and it is not involved with corruption.

4) Our company values and respects diversity, both internally and externally.

5) The Petrobras Young Apprentice Program (Jovem Aprendiz) received investments of R$ 20.034 in 2008.

I. It includes R$ 48,5 million transferred from the Fund for Infancy and Adolescence (FIA).

II. Information on the Petrobras System in Brazil.

III. Information for 2007 are related to Petrobras in Brazil. The amount for 2008 now includes all the Petrobras System.

IV. Information for 2008 with respect to the Petrobras Parent Company based on the Census for Petrobras Diversity, conducted from August to October.

V. Of the total 74.240 employees of the Petrobras System, 6.775 are staff of the international area, who are not subject to Brazilian legislation. Of the remaining number, 17.924 occupy positions that are intended for disabled persons. Of these employees, 1.068 are disabled persons, which corresponds to 5,95% of the total.

VI. The information in the Company includes the number of complaints and criticisms received by the Customer Attendance Centers in the Petrobras Parent Company and Petrobras Distribuidora. The goals for the company for 2009 include only the estimate for the Petrobras Parent Company.

(i) Unaudited.

Notes to the financial statements
(Consolidated and Parent Company)
(In thousands of reais)

1 Presentation of the financial statements

The individual and consolidated financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law, orientations and interpretations issued by the Accounting Pronouncements Committee (CPC) and rules of the Brazilian Securities Commission (CVM).

The individual and consolidated financial statements for 2008 include the changes in the corporate legislation introduced by Law 11.638 of December 28, 2007 and Provisional Measure 449, of December 3, 2008, which amended the articles of Law 6.404/76 that refer to the preparation of the financial statements.

The authorization for conclusion of the preparation of these financial statements has been guaranteed by the Board of Directors’ meeting held on March 6, 2009.

With the objective of improving the information presented to the market, the Company is presenting the following supplementary information:

1.1 Business segment reporting

The information per business segment, which is being presented as supplementary information, was prepared in accordance with SFAS-131 issued by the Financial Accounting Standards Board, which was approved by CVM/SNC/SEP Directive Release 01/2007.

In the statements per business area, the Company’s operations are structured according to the following segments: Exploration and Production, Supply, Gas and Energy, Distribution, International and corporate group entities.

1.2 Social balance

The social balance presents the social, environmental, functional quantitative and significant information with respect to the exercise of business citizenship and was prepared in accordance with CFC Resolution no. 1.003. Some information was obtained from auxiliary records and certain managerial information of the Company and its subsidiaries.

2 Consolidation procedures

The consolidated financial statements as of December 31, 2008 and 2007 were prepared in accordance with accounting practices adopted in Brazil and supplementary provisions of the Brazilian Securities Commission (CVM) and included the financial statements of Petróleo Brasileiro S.A. - Petrobras and the following subsidiaries, jointly controlled subsidiaries and specific purpose entities (SPE):

	Ownership percentage - %

	2008		2007

	Subscribed		Subscribed
	and paid in	Voting	and paid in	Voting

Subsidiaries
Petrobras Química S.A. - Petroquisa and its subsidiaries (v)	100,00	100,00	100,00	100,00
Petrobras Distribuidora S.A. - BR and its subsidiaries (v)	100,00	100,00	100,00	100,00
Braspetro Oil Services Company - Brasoil and its subsidiaries (i)	100,00	100,00	100,00	100,00
Braspetro Oil Company - BOC and its subsidiary (i)	99,99	99,99	99,99	99,99
Petrobras International Braspetro B.V. - PIBBV and its subsidiaries (i) (v) (vii)	100,00	100,00	100,00	100,00
Petrobras Comercializadora de Energia Ltda. - PBEN (viii)	100,00	100,00	100,00	100,00
Petrobras Negócios Eletrônicos S.A. - E-Petro and its subsidiary (x)	100,00	100,00	100,00	100,00
Petrobras Gás S.A. - Gaspetro and its subsidiaries (v)	99,97	99,99	99,95	99,99
Petrobras International Finance Company - PifCo and its subsidiaries (i)	100,00	100,00	100,00	100,00
Petrobras Transporte S.A. - Transpetro and its subsidiary	100,00	100,00	100,00	100,00
Downstream Participações Ltda. and its subsidiary	99,99	99,99	99,99	99,99
Petrobras Netherlands B.V. - PNBV and its subsidiaries (i) (v)	100,00	100,00	100,00	100,00
FAFEN Energia S.A.	100,00	100,00	100,00	100,00
5283 Participações Ltda.	100,00	100,00	100,00	100,00
Baixada Santista Energia Ltda.	100,00	100,00	100,00	100,00
Sociedade Fluminense de Energia Ltda. - SFE	100,00	100,00	100,00	100,00
Termorio S.A.	100,00	100,00	100,00	100,00
Termoceará Ltda.	100,00	100,00	100,00	100,00
Termomacaé Ltda	100,00	100,00	100,00	100,00
Termomacaé Comercializadora de Energia Ltda	100,00	100,00	100,00	100,00
Fundo de Investimento Imobiliário RB Logística - FII	99,00	99,00	99,00	99,00
Usina Termelétrica de Juiz de Fora S.A.	100,00	100,00	100,00	100,00
Termobahia S.A.	98,85	98,85
Petrobras Biocombustível S.A.	100,00	100,00
Refinaria Abreu e Lima S.A. (ix)	100,00	100,00
Alvo Distribuidora de Combustíveis Ltda.	100,00	100,00
Ipiranga Asfalto S.A.	100,00	100,00
Cordoba Financial Services Gmbh - CFS	100,00	100,00

Jointly controlled subsidiaries
Usina Termelétrica Norte Fluminense S.A.	10,00	10,00	10,00	10,00
GNL do Nordeste Ltda. (ii)	50,00	50,00	50,00	50,00
Termobahia S.A.(iii)			31,00	31,00
Ibiritermo S.A. (iii)	50,00	50,00	50,00	50,00
Termoaçu S.A. (ii)	74,80	74,80	72,10	72,10
Participações em Complexos Bioenergéticos S.A. PC BIOS (ii)	50,00	50,00

	Ownership percentage - %

	2008		2007

	Subscribed		Subscribed
	and paid in	Voting	and paid in	Voting

PMCC Projetos de Transporte de Álcool S.A. (ii)	33,33	33,33
Brentech Energia S.A. (ii)	30,00	30,00
Brasil PCH S.A. (ii)	42,33	42,33
Brasympe Energia S.A. (ii)	20,00	20,00
Breitener Energética S.A. (ii)	30,00	30,00
Cia Energética Manauara (ii)	40,00	40,00

Rights and advances for acquisition of investments
Refinaria de Petróleo Riograndense S.A. (vi)

Specific purpose entities - SPE (iv)
Albacora Japão Petróleo Ltda.
Barracuda & Caratinga Leasing Company B.V. (i)
Blade Securities Limited (i)
Cayman Cabiunas Investment CO. (i)
Charter Development LLC - CDC (i)
Codajas Coari Participações Ltda.
Companhia de Desenvolvimento e Modernização de Plantas Industriais - CDMPI
Companhia Locadora de Equipamentos Petrolíferos S.A. - CLEP
Companhia Petrolífera Marlim
Companhia de Recuperação Secundária S.A. - CRSEC
Gasene Participações Ltda.
Manaus Geração Termelétrica Participações Ltda.
Nova Marlim Petróleo S.A.
Nova Transportadora do Nordeste S.A. – NTN
Nova Transportadora do Sudeste S.A. - NTS
PDET Offshore S.A.
Companhia Mexilhão do Brasil
Non standard Credit Rights Investment Fund of the Petrobras System

(i) Companies headquartered abroad with financial statements prepared in the the currency of the country of origin.

(ii) Companies with shared management, consolidated in proportion to the ownership percentage.

(iii) Companies with shared management, which are fully consolidated and whose activities are controlled by Petrobras in accordance with CVM Instruction 408/2004.

(iv) Specific purpose entities (SPE), which in the essence of their relationship with Petrobras indicate that their operating activities are directly or indirectly and individually or jointly controlled by the Company, are consolidated in accordance with CVM Instruction 408/2004.

(v) Companies with a percentage holding in jointly controlled subsidiaries.

(vi) Proportional consolidation, due to shared control in equal parts with Braskem and Ultrapar, with respect to the refining operation of Refinaria de Petróleo Riograndense.

(vii) 20,13% ownership of 5283 Participações Ltda.

(viii) 0,09% ownership of Petrobras Gás S. A. - Gaspetro.

(ix) 0,01% ownership of Downstream.

(x) 0,05% ownership of Downstream.

The consolidation process for the equity and income accounts corresponds to the horizontal sum of the accounts for assets, liabilities, income and expenses, according to their nature, plus the following:

• elimination of investments in the capital and reserves held between them;

• elimination of intercompany asset and liability account balances;

• elimination from results for the year of current and non-current assets that correspond to economically unrealised results between the aforementioned companies; and

• elimination of the effects arising from significant intercompany transactions.

The unallocated goodwill is presented in the Consolidated statements as deferred income in non-current liabilities.

The reconciliation of consolidated shareholders’ equity and net income for the year with the corresponding shareholders’ equity and net income for the year of the Parent company, for December 31, 2008 and 2007, is presented as follows:

	Shareholders’ equity		Net income for the year

	2008	2007	2008	2007

According to the consolidated financial statements	138.365.282	113.854.127	32.987.792	21.511.789
Profit on the sale of products in inventories in
subsidiaries, net of taxes	659.645	667.016	659.645	667.016
Reversion of profits on inventories from prior years			(685.996)	(362.188)

Capitalized interest	460.139	860.446	(38.188)	183.171
Absorption of subsidiary’s unsecured liabilities (*)	4.160.318	73.274	3.507.491	61.129
Other eliminations	405.755	557.372	38.805	(32.226)

According to the financial
statements of the parent company	144.051.139	116.012.235	36.469.549	22.028.691

(*) In accordance with CVM Instruction 247/96, losses that are considered to be of a non permanent (temporary) nature on investments valued by the equity accounting method, whose invested companies do not present signs of stoppage or a need for financial support from the investor, must be limited to the amount of the investment by the parent company. Therefore, the unsecured liabilities (negative net equity) of certain subsidiaries did not influence Petrobras’ results and equity in the years ended December 31, 2008 and 2007, but generated an item for reconciliation between the Parent company’s financial statements and the consolidated financial statements.

3 Changes in accounting practices

Law 11.638/07, of December 28, 2007, and Provisional Measure 449/08, of December 3, 2008, amended and revoked certain accounting matters of Brazilian Corporation Law 6.404/76 aiming at future convergence of Brazilian accounting practices with the International Financial Reporting Standards (IFRS). The Accounting Pronouncements Committee (CPC) was created with the objecting publishing the accounting technical pronouncements in line with IFRS. We present below the technical pronouncements issued and approved by CVM up till December 31, 2008.

Technical Pronouncement / CPC		Resolution / CVM

Number	Title	Number	Date of issue

CPC	Conceptual structure for the preparation and presentation of financial statements	539/08	March 14, 2008

CPC 01	Decrease in recoverable value	527/07	November 1, 2007

CPC 02	Effects of the changes in the exchange rates and translation of the financial statements	534/08	January 29, 2008

CPC 03	Statements of cash flows	547/08	August 13, 2008

CPC 04	Intangible assets	553/08	November 12, 2008

CPC 05	Disclosures regarding related parties	560/08	December 11, 2008

CPC 06	Lease operations	554/08	November 12, 2008

CPC 07	Government subsidies and assistance	555/08	November 12, 2008

CPC 08	Transaction costs and premiums on issuing securities	556/08	November 12, 2008

CPC 09	Statements of added value	557/08	November 12, 2008

CPC 10	Payments based on shares	562/08	December 17, 2008

CPC 11	Insurance contracts	563/08	December 17, 2008

CPC 12	Adjustment to present value	564/08	December 17, 2008

CPC 13	Initial adoption of Law 11638/07 and Provisional Measure 449/08	565/08	December 17, 2008

CPC 14	Financial instruments: Recognition, valuation and proof	566/08	December 17, 2008

Provisional Measure 449/08 also introduced the Transition Tax Regime which establishes the treatment for the tax affects on the methods and criteria introduced by the new laws and regulations.

The Company adopted these pronouncements for the first time, to the extent necessary, in the preparation of the financial statements for fiscal year 2008, as permitted by CVM Resolution 565/08 and presented the initial adjustments on January 1, 2008, the transition date, without retroactive effects on the financial statements for 2007.

Below, we present a summary of the pronouncements adopted:

3.1 Statements of cash flows and added value

The company already used to prepare and disclose the Statements of Cash Flows and Added Value as supplementary information before they became mandatory. However, some changes in the presentation structure were made due to what is established in the technicals pronouncements - CPC 03 and CPC 09.

3.2 Decrease in recoverable value of assets (Impairment)

The CPC 01 defines procedures aimed at ensuring that the company’s assets are not recorded in the accounting at a value higher than that liable to be recovered through use or sale. If there is clear evidence that assets are valued at a value that is not recoverable in the future, the company must immediately recognize the devaluation through the recording of a provision for losses.

The evaluations are made considering the smallest cash generating unit, when applicable, calculated based on the future cash flow model, discounted by the interest rates before taxes.

The Company already adopted this procedure, however, the losses that are recorded as provisions, according to the current procedure, may be reversed if there are indications that provide clear evidence of this recovery.

3.3 Effects of the changes in the exchange rates and translation of the financial statements

CPC 02 establishes criteria for defining the functional currency and translating the financial statements of subsidiaries, affiliated companies and branches with a functional currency that is different from the functional currency of the parent company.

The adoption of CPC 02 changed the following procedures:

a) The exchange variations on investments in subsidiaries and affiliated companies with a functional currency different from the parent company are now recorded in shareholders’ equity, as an accumulated translation adjustment and are transferred to the statement of income upon realization of the investments.

Until fiscal year 2007, this exchange variation affected the results for the year, as an equity adjustment.

b) The income statements of invested companies in a stable economic environment with a functional currency different from the parent company are now translated by the monthly average exchange rate, and the other items of shareholders’ equity are now translated at the historic rate.

Previously, the exchange rate at the end of year was used for translation of these items.

3.4 Intangible assets

The CPC 04 defines the accounting treatment to be given to the intangible assets that are not specifically covered by other pronouncements.

The Company already presented its intangible assets in accordance with CVM Resolution 488/05, of October 3, 2005.

Goodwill from expectations of future profitability arising from the acquisition of a controlling interest (subsidiaries and jointly controlled subsidiaries) is now presented as intangible assets and the goodwill arising from acquisition of interests in affiliated companies continues to be presented in investments.

As from fiscal year 2009 this goodwill will no longer be amortized for the term of the projections that determined them, due to what is established in CPC 13 – Initial Adoption of Law 11638/07 and Provisional Measure 449/08, and will be subject to impairment testing.

3.5 Disclosures regarding related parties

The Company increased the disclosure of transactions and balances with related parties, in notes to the financial statement, due to CPC 05.

3.6 Contracts with transfer of benefits, risks and controls of assets

The CPC 06 establishes procedures for accounting and disclosure of transactions where there are contractual commitments, with and without transfer of benefits, risks and control of assets.

The Company now records in its property, plant and equipment at their fair value or, if lower, at the present value of the minimum payments of the contract, the rights that have as their objects tangible assets intended for the maintenance of the company’s activities resulting from operations that transferred the benefits, risks and control of these assets, as well as the correlated liability.

Previously, these operations were addressed as costs/expenses for affreightment, leasing or providing services.

3.7 Government subsidies and assistance

The CPC 07 establishes that the tax incentives resulting from governmental donations or subsidies for investments, received as from January 1, 2008, are recognized as revenue during the period, compared with the expenses that it intends to offset on a systematic basis, which is applied in Petrobras in the following way:

a) Subsidies with re-investments: in the same proportion as the depreciation of the asset;

b) Direct subsidies related to the operating profit: directly in the Profit and Loss accounts.

The amounts allocated in the Profit and Loss accounts in 2008 will be allocated to the Tax Incentive Reserve.

The balances of the capital reserves referring to donations and subsidies for investments at December 31, 2007 will be held in shareholders’ equity until their total use, as established in Law 6.404/76.

3.8 Transaction costs and premiums on issuing securities

The CPC 08 establishes the accounting treatment applicable to the recognition, valuation and disclosure of the transaction costs incurred and the premiums received in the process of raising funds through issuing equity titles and/or a debt.

The Company now presents equity titles and debts at the amount received, i.e. net of the transaction costs, discounts and premiums incurred.

3.9 Adjustment to present value

The CPC 12 establishes the basic requisites to be observed when applying the adjustment to present value to the valuation of assets and liabilities, resulting from long term operations and significant short-term operations. The Company already used to adopt this procedure for the significant transactions.

3.10 Financial instruments

The CPC 14 establishes principles for the recognition and valuation of financial assets and liabilities and some purchase and sales agreements for non-financial items and for the disclosure of derivative financial instruments.

With the adoption of CPC 14 the following changes were made:

Cash flow hedges are now recorded in the balance sheet at their fair value, when they are classified as effective hedge, with effects on shareholders’ equity, and later reclassified to the statement of income when the transaction that is hedged has an impact on the results. Previously, these operations were recorded in the statement of income upon their financial settlement.

The derivative financial instruments used for hedge against changes in prices of oil and oil products are now marked to market during their periods of effectiveness, with impacts in the financial results. Previously, these adjustments were recorded in the statement of income only upon their financial settlement.

The adjustment to market value of the securities available for sale is now presented in shareholders’ equity until their settlement, when it will be transferred to the statement of income. Previously, these adjustments impacted the results for the year.

3.11 Corporate investments

In accordance with Provisional Measure 449/08, the investments in affiliated companies over which management has significant influence, and in other companies which are part of the same group or under common control, will be valued by the equity accounting method. No material effects on this item were identified.

Previously, the equity accounting method was applied only for material investments in affiliated companies in which management had an influence, or in which management had interests of 20% or more in the capital.

3.12 Deferred charges

Provisional Measure 449/08 extinguished deferred assets, but permits maintaining the balance of December 31, 2008, which will continue to be amortized, over a period of up to ten years, subject to impairment testing.

3.13 Deferred income

Deferred income was extinguished as from fiscal year 2008 due to the amendment of Law 6.404/76 by Provisionary Measure 449/08. However, the existing balances as of December 31, 2008 and 2007 were reclassified to non-current liabilities in a specific account for deferred income, which will disclose the deferred income and the respective deferred cost.

The discounts resulting from expectations of deferred income were reclassified, in the consolidated financial statements, to non-current liabilities.

3.14 Revaluation reserve

Law 11.638/07 does not allow new voluntary revaluations of property, plant and equipment.

The Company opted to maintain the balance of the respective revaluation reserves at December 31, 2007 until their total realization.

3.15 Non operating income and expenses

Non-operating income and expenses were extinguished as from financial year 2008 due to the amendments to Law 6404/76 by Provisional Measure 449/08. However, the existing balances as of December 31, 2008 and 2007, resulting from the permanent disposal and write-off of assets, were reclassified to other operating income and expenses, with the exception of the balances resulting from capital gains and losses in investments, which were reclassified to results from stakeholdings in investments.

3.16 Effects of adoption of Law 11.638/07 and Provisional Measure 449/08

The effects in the statement of income and in shareholders’ equity, resulting from the adoption of the new legislation, net of tax effects, when applicable, is presented as follows:

	Consolidated		Parent company

	Results	Shareholders'	Results	Shareholders'
		equity		equity

Balance according to the financial statements at
December 31, 2008:	32.987.792	138.365.282	36.469.549	144.051.139

- By the initial adoption on January 1, 2008, the
transition date:
Derivative financial instruments		48.177
Contractual commitments with the transfer of
benefits, risks and controls of assets		(1.386.691)		(1.386.691)

		(1.338.514)		(1.386.691)

- In fiscal year 2008:
Government subsidies and assistance	(557.185)	76.574	(557.185)	76.574
Financial instruments available for sale	(205.341)	200.522	(205.341)	130.839
Derivative financial instruments	314.371	314.371	(8.984)	(8.984)
Contractual commitments with the transfer of
benefits, risks and controls of assets	739.814	739.814	739.814	739.814
Effects of the changes in the exchange rates and
translation of financial statements	636.264		452.704

	927.923	1.331.281	421.008	938.243

Balances prior to the application of Law 11.638/07
and Provisional Measure 449/08	33.915.715	138.358.049	36.890.557	143.602.691

ASSETS	Consolidated			Parent Company

	2008		2007	2008		2007

	11.638/07	6.404/76	6.404/76	11.638/07	6.404/76	6.404/76
Current assets
Cash and cash equivalents	15.888.596	15.888.596	13.070.849	11.268.314	11.268.314	7.847.949
Marketable securities	288.751	288.751	589.788
Trade accounts receivable, net	14.903.732	14.903.732	11.328.967	17.370.050	17.319.294	12.036.476
Dividends receivable	20.101	20.101	80.596	987.986	987.986	668.501
Inventories	19.977.171	20.289.805	17.599.001	13.847.969	14.160.603	12.800.138
Taxes and contributions	9.641.247	9.897.998	7.781.536	6.273.161	6.534.467	5.125.217
Prepaid expenses	1.393.879	1.514.794	1.429.829	1.078.815	1.199.730	1.095.815
Other current assets	1.461.801	1.891.402	1.493.200	430.312	386.780	579.999

	63.575.278	64.695.179	53.373.766	51.256.607	51.857.174	40.154.095

Non-current assets
Long-term receivables
Trade accounts receivable, net	1.326.522	1.326.522	2.901.902	91.626.391	91.626.391	48.203.621
Petroleum and alcohol account - STN	809.673	809.673	797.851	809.673	809.673	797.851
Marketable securities	4.066.280	4.066.280	3.922.370	3.597.762	3.597.762	3.386.999
Project financing				2.039.293	2.039.293	1.503.713
Deposits in court	1.853.092	1.853.092	1.693.495	1.542.378	1.542.378	1.445.658
Prepaid expenses	1.400.072	1.453.735	1.514.301	444.904	498.567	809.332
Advance for pension plan			1.296.810			1.296.810
Deferred income and social contribution taxes	10.238.308	9.917.952	8.333.490	6.614.741	6.298.396	5.557.483
Inventories	303.929	303.929	236.753	303.929	303.929	236.753
Other long-term receivables	1.256.967	1.256.967	1.325.865	640.177	640.177	711.399

	21.254.843	20.988.150	22.022.837	107.619.248	107.356.566	63.949.619

Investments	5.106.495	5.304.495	7.822.074	28.306.947	28.494.818	26.068.789
Property, plant and equipment	190.754.167	192.052.249	139.940.726	119.207.092	101.442.046	77.252.144
Intangible assets	8.003.213	8.003.213	5.532.053	3.781.716	3.233.247	3.074.677
Deferred charges	3.469.846	3.469.846	2.536.344	839.257	839.257	733.686

	228.588.564	229.817.953	177.854.034	259.754.260	241.365.934	171.078.915

	292.163.842	294.513.132	231.227.800	311.010.867	293.223.108	211.233.010

LIABILITIES	Consolidated			Parent Company

	2008		2007	2008		2007

	11.638/07	6.404/76	6.404/76	11.638/07	6.404/76	6.404/76
Current liabilities
Financing	12.451.137	12.451.137	7.853.781	2.276.822	2.276.822	625.922
Interest on financing	823.330	823.330	647.449	229.334	229.334	122.596
Contractual commitments with the transfer
of benefits risks and controls of assets	585.045			5.052.563
Accounts payable to suppliers	17.027.579	18.009.588	13.791.198	72.032.402	72.530.956	36.456.554
Taxes and contributions	12.741.382	12.734.614	10.006.272	10.537.882	10.537.882	8.493.492
Proposed dividends	9.914.707	9.914.707	6.580.557	9.914.707	9.914.707	6.580.557
Project financing	188.858	188.858	41.470	401.148	401.148	408.234
Pension plan	627.988	627.988	424.259	579.051	579.051	386.091
Healthcare benefits plan	523.714	523.714	455.736	493.221	493.221	429.666
Accrued vacation pay and charges	2.016.430	2.016.430	1.688.960	1.561.017	1.561.017	1.375.912
Provision for contingencies	54.000	54.000	54.000	54.000	54.000	54.000
Advances from clients	666.107	666.107	493.217	298.032	298.032	120.326
Provision for profit-sharing for employees and
management	1.344.526	1.344.526	1.011.914	1.138.078	1.138.078	844.412
Deferred income	5.929	5.929
Other accounts and expenses payable	3.586.429	3.630.980	4.506.198	7.130.338	7.123.318	4.488.096

	62.557.161	62.991.908	47.555.011	111.698.595	107.137.566	60.385.858

Non-current
Financing	50.049.441	50.049.441	29.806.589	11.456.564	11.456.564	4.811.988
Contractual commitments with the transfer of
benefits, risks and controls of assets	804.998			12.701.708
Subsidiaries and affiliated companies	49.289	49.289	94.664	1.100.528	1.100.528	2.374.256
Deferred income and social contribution taxes	13.165.132	12.591.501	10.418.754	10.821.894	10.821.894	8.433.677
Pension plan	3.475.581	3.475.581	4.520.145	2.966.084	2.966.084	4.138.672
Healthcare benefits plan	10.296.679	10.296.679	9.272.183	9.510.037	9.510.037	8.554.276
Provision for contingencies	890.326	890.326	613.969	203.285	203.285	208.415
Provision for dismantling of areas	6.581.618	6.581.618	6.132.359	5.975.787	5.975.787	5.854.072
Deferred income	1.292.906	1.216.332	1.391.788	76.574
Other accounts and expenses payable	1.982.355	1.982.355	1.262.114	448.672	448.672	459.561

	88.588.325	87.133.122	63.512.565	55.261.133	42.482.851	34.834.917

Minority interest	2.653.074	6.030.053	6.306.097
Shareholders' equity
Realized capital	78.966.691	78.966.691	52.644.460	78.966.691	78.966.691	52.644.460
Capital reserves	514.857	1.148.616	1.553.831	514.857	1.148.616	1.553.831
Revaluation reserve	10.284	10.284	61.520	10.284	10.284	61.520
Profit reserves	58.643.049	58.232.458	59.594.316	64.442.783	63.477.100	61.752.424
Accumulated conversion adjustments	636.264			452.704
Equity valuation adjustments	(405.863)			(336.180)

	138.365.282	138.358.049	113.854.127	144.051.139	143.602.691	116.012.235

	292.163.842	294.513.132	231.227.800	311.010.867	293.223.108	211.233.010

STATEMENTS OF INCOME	Consolidated			Parent Company

	2008		2007	2008		2007

	11.638/07	6.404/76	6.404/76	11.638/07	6.404/76	6.404/76
Gross operating revenues
Selling expenses
Products	266.217.208	284.265.136	218.050.202	207.484.566	207.484.566	169.965.711
Services, mainly freight	276.872	314.355	203.972	505.883	505.883	279.243

	266.494.080	284.579.491	218.254.174	207.990.449	207.990.449	170.244.954
Sales charges	(51.375.544)	(52.396.405)	(47.676.449)	(46.280.943)	(46.280.943)	(43.477.953)

Net operating revenues	215.118.536	232.183.086	170.577.725	161.709.506	161.709.506	126.767.001
Cost of products and services sold	(141.623.359)	(157.498.508)	(104.398.043)	(97.343.992)	(98.966.486)	(70.444.686)

Gross profit	73.495.177	74.684.578	66.179.682	64.365.514	62.743.020	56.322.315
Operating income (expenses)

Selling expenses	(7.162.264)	(7.639.137)	(6.059.734)	(6.325.507)	(6.394.074)	(5.314.132)
Financial
Expenses	(4.193.135)	(5.246.351)	(3.292.002)	(7.050.686)	(5.486.521)	(3.096.677)
Revenues	3.494.430	3.797.382	2.417.659	5.991.531	5.955.019	4.662.159
Exchange and monetary variations, net	3.827.489	5.471.140	(3.146.547)	8.256.134	9.794.822	(4.713.938)
Administrative and general expenses
Management and board of directors
remuneration	(35.792)	(37.165)	(29.259)	(5.153)	(5.153)	(4.034)
Administrative	(7.211.566)	(7.457.323)	(6.398.633)	(5.012.193)	(5.012.193)	(4.484.176)
Taxes	(862.766)	(900.656)	(1.255.511)	(425.978)	(425.978)	(717.092)
Cost of research and technological development	(1.705.572)	(1.705.572)	(1.712.338)	(1.690.702)	(1.690.702)	(1.700.342)
Loss on recovery of assets	(933.088)	(925.369)	(446.129)	(602.675)	(602.675)	(45.248)
Exploratory costs for the extraction of crude
oil and gas	(3.494.258)	(3.653.924)	(2.569.724)	(2.550.569)	(2.550.569)	(1.211.923)
Healthcare and pension plans	(1.427.395)	(1.427.395)	(2.494.510)	(1.343.773)	(1.343.773)	(2.359.108)
Other operating income and expenses, net	(4.712.243)	(5.334.214)	(5.188.393)	(3.366.678)	(3.746.256)	(4.611.454)

Equity in income of subsidiaries and	(24.416.160)	(25.058.584)	(30.175.121)	(14.126.249)	(11.508.053)	(23.595.965)
associated companies
Equity in earnings (losses) of investments
relevantes	(874.218)	(399.412)	(465.274)	2.252.380	2.230.495	(643.379)

Operational incomee	48.204.799	49.226.582	35.539.287	52.491.645	53.465.462	32.082.971
Income from operations before income
and social contribution taxes, employee
and management profit sharing and
minority interest
	48.204.799	49.226.582	35.539.287	52.491.645	53.465.462	32.082.971
Social contribution	(4.169.529)	(4.258.636)	(2.876.775)	(3.995.909)	(4.142.240)	(2.492.591)
Income tax	(11.792.449)	(12.039.967)	(8.395.983)	(10.888.109)	(11.294.587)	(6.717.277)

Income before employees' and directors'
profit-sharing and minority
interest	32.242.821	32.927.979	24.266.529	37.607.627	38.028.635	22.873.103

Employees' and directors' profit-sharing	(1.344.526)	(1.344.526)	(1.011.914)	(1.138.078)	(1.138.078)	(844.412)

Income before minority interest	30.898.295	31.583.453	23.254.615	36.469.549	36.890.557	22.028.691
Minority interest	2.089.497	2.332.262	(1.742.826)

Net income for the year	32.987.792	33.915.715	21.511.789	36.469.549	36.890.557	22.028.691

As a result of the amendments to Law 6.404/76, certain balances for 2007 were reclassified to permit comparison with the financial statements for 2008. The reclassifications that were made have no impact on the statement of income or on shareholders’ equity for 2007 and may be summarized as follows:

	12/31/2007

	Consolidated		Parent company

Statements of income	Published	Reclassified	Published	Reclassified

Operating income (expenses)
Financial expenses	2.506.543	(2.417.659	(2.983.518)	(3.096.677)
Other operating income and expenses	(4.623.379	5.188.393	(4.365.710)	(4.611.454)
Equity in income of subsidiaries and associated
companies
Equity in earnings (losses) of significant
investments	(680.655)	(465.274)	(661.581)	(643.379)
Non Operating Income and Expenses	(438.517)		(340.701)

4 Description of significant accounting policies

4.1 Functional currency

The functional currency of Petrobras, as well as all its Brazilian subsidiaries, is the Real (R$). The functional currency of some subsidiaries and special purpose entities that operate in the international economic environment is the US Dollar, and the functional currency of Petrobras Energía Participaciones S.A. (PEPSA) is the Argentine Peso.

In 2008 the Company translated the assets and liabilities of subsidiaries and specific purpose entities with a functional currency different from the Real (R$) into Reais, at the selling exchange rate prevailing at December 31, 2008, and the statements of income and cash flows at the prevailing average rates during the year. The net gain from translation in the amount of R$ 636.264 in Consolidated (R$ 452.704 in the Parent company),resulting from this process, was presented as accumulated translation adjustments in shareholders’ equity.

4.2 Statement of income, and current and non-current assets and liabilities

Income, recognized on the accrual basis, includes income, charges and monetary or exchange variations at official index or rates, due on current and non-current assets and liabilities, including, where applicable, the effects of adjustments of assets to market value or realization value, as well as the allowance for doubtful accounts recorded at a limit considered sufficient to cover possible losses on the realization of accounts receivable.

Revenue from the sale of products is recognized in the statement of income when the risks and rewards of ownership have been transferred to the buyer. Revenue from services rendered is recognized in the statement of income in proportion to the stage of completion of the service.

4.3 Cash and cash equivalents

Cash and cash equivalents are represented by short-term investments of high liquidity which are readily convertible into cash, with maturity within three months or less of the date of acquisition.

4.4 Marketable securities

Marketable securities were classified by the Company as available for sale, held until maturity, or as trading securities, based on management’s strategies for these securities.

The interest and monetary restatement of the securities for trading, as well at the adjustment to fair value of these items, are recorded in the statement of income.

The charges and monetary restatement, if applicable, on securities available for sale are recorded in the statement of income when incurred. The adjustments of the valuation to fair value are recognized in shareholders’ equity and are transferred to the results for the year at the time of their settlement.

Securities held until maturity are stated at cost of acquisition plus interest and monetary restatement with impacts in the statement of income.

4.5 Accounting of derivatives and hedge operations

All the derivative instruments were recognized in the Company’s balance sheet, both in assets and in liabilities, and were stated at fair value.

In the operations with derivative financial instruments, for hedge against the variations in the prices of oil and oil products, the gains and losses arising from the changes in fair value are recorded in the statement of income as financial income or expenses.

For cash flow hedges, the gains and losses arising from the changes in their fair value are recorded in equity valuation adjustments, in shareholders’ equity, until their settlement.

4.6 Inventories

Inventories are presented as follows:

• Raw material comprises mainly the stocks of petroleum, which are stated at the average value of the importing and production costs, adjusted, when applicable, to their realization value;

• Oil and alcohol products are stated at the average cost of refining or purchase, adjusted, when applicable, to their realization value;

• Materials and supplies are stated at the average purchase cost which does not exceed replacement cost. Imports in transit are stated at the identified cost and advances are stated at the amount effectively spent.

4.7 Property, plant and equipment

The assets are stated at the cost of acquisition, restated monetarily until December 31, 1995 for the companies headquartered in Brazil, and until fiscal year 2002 for the companies headquartered in Argentina, and the rights that have as objects tangible assets intended for the maintenance of the Company’s activities, arising from transactions that transfer the benefits, risks and control of these assets, are stated at fair value or, if lower, by the present value of the minimum payments of the contract.

The equipment and facilities related to the production of petroleum and gas linked to the respective developed wells are depreciated according to the monthly volume of production in relation to the proven and developed reserves for each producing field. For the assets with a useful life less than the life of the field or which are linked to fields in various stages of production development, the straight-line method is used. Other equipment and assets not related to the production of petroleum and gas are depreciated according to their estimated useful life.

Expenditure on exploration and development of oil and gas production is recorded according to the successful efforts method. This method establishes that the development costs of the production wells and the successful exploration wells, linked to economically viable reserves, are capitalized, while the geology and geophisical costs are considered expenses for the period in which they occur and the cost of dry exploration wells and the costs linked to non-commercial reserves should be recorded in the income statement when they are thus identified.

Capitalized costs and related assets, rights and concessions are reviewed annually, field by field, in order to identify possible losses on recovery based on the estimated future cash flow.

Capitalized costs are depreciated using the method of units produced in relation to the proved, developed reserves. These reserves are estimated by the Company’s geologists and petroleum engineers according to international standards and are reviewed annually or when there are indications of material changes.

4.8 Abandonment of wells and dismantling of areas

In accordance with the accounting practice that has been adopted, based on SFAS Pronouncement 143– “Accounting for Asset Retirement Obligations”, issued by the “Financial Accounting Standards Boards” (FASB), the future liability for abandonment of wells and dismantling the production area is stated at its present value, discounted at a risk free rate and is fully recorded at the time of the declaration of commercial viability of each field, as part of the costs of the related assets (property, plant and equipment) as a balancing item to the provision recorded in the liabilities that will bear these expenses.

4.9 Intangible assets

The company presents, in its intangible assets, the expenditure with rights and concessions that include, mainly, the signature bonds corresponding to the offers for obtaining a concession for petroleum or natural gas exploration, which are recorded at the cost of acquisition, adjusted, when applicable, to their recovery value and amortized by the produced unit method with respect to the total proven reserves. In addition, software, trademarks and patents are also included in this group, amortized according to the straight-line method for their estimated useful life.

4.10 Income and social contribution taxes

These taxes are calculated and recorded based on the effective rates in force on the date of preparation of the financial statements. Deferred taxes are recognized as a result of temporary differences, tax loss carry forwards and negative basis of social contribution, when applicable.

4.11 Employee benefits

The actuarial commitments with pension and retirement plans and the actuarial commitment related to the healthcare plan are provisioned for in accordance with the procedures established in CVM Resolution 371/00, based on an actuarial calculation prepared annually by an independent actuary, in accordance with the projected credit unit method, net of the guarantor assets of the plan, when applicable, and the costs referring to the increase in the present amount of the liability, resulting from the service provided by the employee, recognized during the employees' period of working.

The projected credit unit method considers each period of service as a triggering event for an additional unit of benefit, which is accumulated for the computation of the final liability. Additionally, other actuarial assumptions are used, such as estimates of the evolution of costs with healthcare benefits, biological and economic hypotheses and, also, past data of expenses incurred and contributions from employees.

4.12 Accounting estimates

The preparation of financial statements in accordance with accounting principles adopted in Brazil, requires that management uses estimates and assumptions with respect to the statement of assets and liabilities and the disclosure of the contingent assets and liabilities on the date of the financial statements, as well as estimates of income and expenses for the year. The actual results may differ from these estimates.

Management reviews the estimates and assumptions periodically.

4.13 Schedule stoppages

The Company adopts as an accounting practice the recording in property, plant and equipment of material expenditures made with maintenance of the industrial units and ships, which include spare parts, and assembly and disassembly services, amongst others.

These stoppages occur in programmed periods, on average every four years, and the respective expenses are depreciated as a production cost until the beginning of the following stoppage.

5 Cash and cash equivalents

	Consolidated		Parent company

	2008	2007	2008	2007

Cash and banks	2.622.270	2.329.575	394.220	866.147
Financial investments
- In Brazil
Exclusive investment funds:
. Exchange
. Interbank deposit	1.454.268	1.600.197	7.696	1.048.495
. Government bonds	3.492.197	915.015
. Credit rights			6.338.839	2.254.378
Financial investment funds:
.Exchange	2.223	40.541
.Interbank deposit	1.685.713	1.640.094
Other	237.519	669.598	85.247

	6.871.920	4.865.445	6.431.782	3.302.873

- Abroad
. Time deposit	4.005.280	2.165.182	3.989.814	1.670.407
. Fixed interest security	2.389.126	3.710.647	452.498	2.008.522

	6.394.406	5.875.829	4.442.312	3.678.929

Total financial investments	13.266.326	10.741.274	10.874.094	6.981.802

Total cash and cash equivalents	15.888.596	13.070.849	11.268.314	7.847.949

The financial investments in Brazil have immediate liquidity and comprise quotas in exclusive funds, whose proceeds are invested in federal government bonds and financial derivative operations, executed by the managers of the funds, with the US dollar futures contracts and interbank deposits (DI) guaranteed by the Brazilian Futures and Commodities Exchange (BM&F). The exclusive funds do not have material financial obligations and are limited to the obligations of daily adjustments of the positions on the BM&F, audit services, service fees related to the custody of assets and execution of financial operations and other administrative expenses. Financial investment balances are recorded at cost, plus accrued income, which is recognized proportionally up to the balance sheet date at amounts not exceeding their respective market values.

At December 31, 2008, the Parent company had amounts invested in the Petrobras System's nonstandardized credit investment fund (FIDC-NP). This investment fund is intended mainly for acquiring performing and/or non-performing credit rights from operations carried out by companies in the Petrobras System, and aims at optimizing the financial management of the cash of the Parent Company and its subsidiaries. Petrobras consolidates the FIDC-NP in its financial statements. The assignments of credit rights recorded in the current liabilities of the Parent Company in the amount of R$ 5.764.529 (R$ 1.978.332 in 2007) were offset in the Consolidated statements with the amounts invested in the FIDC-NP. The investments in government bonds in the FIDC-NP are recorded under cash and cash equivalents (Consolidated) according to their respective realization terms.

At December 31, 2008 and 2007, the Company and its subsidiary PifCo had amounts invested abroad in an investment fund that held, amongst others, debt securities of companies of the Petrobras System and a specific purpose entity related mainly to the CLEP and Malhas projects, equivalent to R$ 10.746.751 and R$ 7.082.600, respectively. This amount refers to the consolidated companies and was offset against the balance of financing in current and non-current liabilities.

6 Trade accounts receivable, net

	Consolidated		Parent company

	2008	2007	2008		2007

Clients
Third parties	14.273.886	13.237.310	3.550.726		3.445.477
Related parties (Note 6.1)	1.198.572	1.163.682	103.132.236	(*)	55.454.964 (*)
Other	3.571.698	2.117.834	2.604.744		1.542.348

	19.044.156	16.518.826	109.287.706		60.442.789

Less: allowance for doubtful accounts	(2.813.902)	(2.287.957)	(291.265)		(202.692)

	16.230.254	14.230.869	108.996.441		60.240.097

Less: non-current accounts receivable, net	(1.326.522)	(2.901.902)	(91.626.391)		(48.203.621)

Short-term accounts receivable, net	14.903.732	11.328.967	17.370.050		12.036.476

(*) Does not include the balances of dividends receivable of R$ 987.986 at December 31, 2008 (R$ 668.501 at December 31, 2007), reimbursements receivable R$ 1.143.898 at December 31, 2008 (R$ 1.297.516 at December 31, 2007) and Credit Rights Assignment Investment Fund of R$ 5.816.275 at December 31, 2008 (R$ 2.261.413 at December 31, 2007).

Change in allowance for	Consolidated		Parent company

doubtful accounts	2008	2007	2008	2007

Balance at January 1	2.287.956	2.437.636	202.692	187.482
Additions (*)	561.942	392.091	99.315	293.472
Write-offs (**)	(35.996)	(541.770)	(10.742)	(278.262)

Balance at December 31	2.813.902	2.287.957	291.265	202.692

Current	1.499.770	1.323.496	291.265	202.692
Non-current	1.314.132	964.461

(*) Includes positive exchange variation of provision for doubtful accounts recorded in companies abroad.
(**) Includes negative exchange variation of provision for doubtful accounts recorded in companies abroad.

7 Related party transactions

Petrobras carries out commercial transactions with its subsidiaries and special purpose entities under normal market conditions. The transactions for the purchase of oil and oil products carried out by Petrobras with its subsidiary PifCo have longer settlement terms due to the fact that PifCo is a subsidiary created for this purpose, with the levying of the charges incurred in the period. The passing on of prepayments for exports and international marketing funding is done at the same rates obtained by the subsidiary.The earnings and charges in connection with other transactions, especially intercompany loans, are established based on normal market conditions and/or in accordance with specific legislation.

The allowance for doubtful accounts is recorded, when applicable, based on an analysis of the amounts receivable and in an amount considered sufficient to cover probable losses on the realization of the accounts receivable. At December 31, 2008 and 2007, losses are not expected on the realization of these accounts receivable.

7.1 Assets

	PARENT COMPANY

	CURRENT ASSETS			NON-CURRENT ASSETS

	Accounts receivable, mainly for sales				Amounts related to the construction of a gas pipeline
		Cash and cash	Dividends	Advance for future			Other	Reimbursemen	TOTAL
		equivalents	receivable	capital increase		Loans	operations	t receivable	ASSETS

Subsidiaries (*):
Petroquisa	15.493		15.000						30.493
BR Distribuidora	1.433.990		500.528			233.226			2.167.744
Gaspetro	919.844		175.687	380.475	907.863	13.364			2.397.233
Pifco	6.789.417					59.249.325	28.380		66.067.122
PNBV	20.800			11.493			8.418		40.711
Downstream	48.781					415.665			464.446
Transpetro	506.935		242.000						748.935
PIB-BV Netherlands	279.744						89.122		368.866
Brasoil	12.572					28.819.925	4.657		28.837.154
BOC	172					507.895	143		508.210
Alvo Distribuidora de Combustíveis Ltda	70.938		51.043						121.981
Ipiranga Asfaltos	17.285					48.777			66.062
Petrobras Comercializadora Energia Ltda	80.129								80.129
Petrobras Negócios Eletrônicos	2.189		603						2.792
Thermoelectric power plants	364.919		3.125	108.562		262.042			738.649
Other subsidiaries	57.361						11		57.372

	10.620.569		987.986	500.530	907.863	89.550.219	130.731		102.697.898
Specific Purpose Entities:
Nova Transportadora do Nordeste - NTN	414.285							73.493	487.778
Nova Transportadora do Sudeste - NTS	453.954							34.136	488.090
Transportadora Urucu Manaus - TUM	200.693								200.693
PDET Off Shore	61.390							953.794	1.015.184
Cayman Cabiúnas Investment	-							82.346	82.346
Credit Rights Investment Fund (**)		6.338.839							5.733.617
Other	67.480							129	67.609

	592.580	6.338.839						1.143.898	8.075.317
Affiliated Companies	224.522								224.522

12/31/2008	11.437.671	6.338.839	987.986	500.530	907.863	89.550.219	130.731	1.143.898	110.997.737
12/31/2007	7.899.158		668.501	1.038.465	875.134	45.535.632	106.575	1.297.516	57.420.981

(*) Includes its subsidiaries and jointly controlled subsidiaries
(**) Includes R$ 82.658 in prepaid expenses

Interest rates for active loans

Index	2008	2007

TJLP + 5% p.a.	54.587	293.618
LIBOR + 1 to 3% p.a.	88.577.145	44.578.600
1.70% p.a.	415.665	308.468
101% of CDI	240.780	192.976
14.5% p.a.	85.658	84.788
IGPM + 6% p.a.	176.384	77.178
Other rates		4

	89.550.219	45.535.632

Bolivia-Brazil gas pipeline

The section of the Bolivia-Brazil gas pipeline in Bolivia is the property of the company Gás Transboliviano S.A. (GTB), in which Gaspetro holds a minority interest (11%).

A US$ 350 million turnkey contract for the construction of the Bolivian section of the pipeline was entered into with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB), which was subsequently passed on to GTB, and it will be paid off in the form of transport services over 12 years starting in January 2000.

At December 31, 2008 the balance of the rights to future transport services, on account of costs already incurred in the construction up to that date, plus interest of 10.7% p.a., is R$ 560.369 (R$ 506.239 at December 31, 2007), of which R$ 416.745 is classified in long term receivables as an advance to suppliers (R$ 396.781 at December 31, 2007) which includes the amount of R$ 141.530 (R$ 111.143 at December 31, 2007) related to the anticipated acquisition of the right to transport 6 million cubic metres of gas for a period of 40 years (TCO - Transportation Capacity Option).

The Brazilian section of the gas pipeline is the property of Transportadora Brasileira Gasoduto Bolívia-Brasil S.A. (TBG), a subsidiary of Gaspetro. At December 31, 2008, Petrobras’ total receivable from TBG for management, forwarding of costs and financing related to the construction of the gas pipeline and the anticipated acquisition of the right to transport 6 million cubic metres of gas for a period of 40 years (TCO) was R$ 907.862 (R$ 875.134 at December 31, 2007), and is classified under long-term assets as accounts receivable, net.

7.2 Liabilities

	PARENT COMPANY

	Current Liabilities							Non-Current Liabilities

	Suppliers, mainly for purchases of oil and oil products	Advances from clients	Afreightment of Platforms	Contractual commitments with transfer of benefits, risks and controls of assets	Operations with structured projects	Assigned receivables flow - FIDC	Other operations	Contractual commitments with transfer of benefits, risks and controls of assets	Loans	Prepayment of exports	Other operations	Total assets

Subsidiaries (*)
Petroquisa	(19.322)						(27)					(19.349)
BR Distribuidora	(242.853)	(24.412)									(240.909)	(508.174)
Gaspetro	(629.703)	(189.043)										(818.746)
Pifco	(54.009.095)	(3.323.487)								(813.358)		(58.145.940)
PNBV	(202.017)		(1.390.655)									(1.592.672)
Downstream	(44.981)											(44.981)
Transpetro	(827.510)						(50)					(827.560)
PIB-BV Holanda	(333.614)	(15.589)					(5)					(349.208)
Brasoil	(22.642)	(1.121)	(42.411)									(66.174)
Petrobras Negócios Eletrônicos	(4.055)											(4.055)
Thermoelectric power plants	(370.044)			(18.395)				(683.779)				(1.072.218)
Other subsidiaries	(4.029)											(4.029)

	(56.709.865)	(3.553.652)	(1.433.066)	(18.395)			(82)	(683.779)		(813.358)	(240.909)	(63.453.106)
Specific Purpose Entities
PDET Offshore				(541.078)	(200.333)			(1.682.043)				(2.423.454)
Nova Transportadora do Nordeste - NTN				(710.567)				(925.037)				(1.635.604)
Nova Transportadora do Sudeste - NTS				(961.110)				(924.391)				(1.885.501)
Cayman Cabiunas Investment Co.				(292.778)				(181.022)				(473.800)
Cia Locadora de Equipamentos
Petrolíferos				(778.326)				(2.503.131)				(3.281.457)
Companhia Petrolífera Marlim				(235.905)				(319.115)				(555.020)
Charter Development LLC				(333.676)				(3.676.965)				(4.010.641)
Barracuda Caratinga Leasing Co BV				(994.774)				(458.231)				(1.453.005)
Gasene Participações S/A						(5.764.529)						(5.764.529)
Credit Rights Investment Fund				(175.186)				(1.301.253)				(1.476.439)
Other jointly controlled subsidiaries				(26.387)	(11.956)							(38.343)

				(5.049.787)	(212.289)	(5.764.529)		(11.971.188)				(22.997.793)
Affiliated Companies	(72.773)	(14.028)							(46.261)			(133.062)

12/31/2008	(56.782.638)	(3.567.680)	(1.433.066)	(5.068.182)	(212.289)	(5.764.529)	(82)	(12.654.967)	(46.261)	(813.358)	(240.909)	(86.583.961)
12/31/2007	(27.443.288)	(436.111)	(1.163.670)		(366.764)		(431)		(41.951)	(705.686)	(1.626.619)	(31.784.520)

(*) Includes its subsidiaries and jointly controlled subsidiaries

7.3 Income statement

	Parent Company

	Income statement

	Operating income, mainly from sales	Net financial income (expenses)	Exchange and monetary variations, net	Total Income

Subsidiaries (*)
Petroquisa	178.771		1.271	180.042
BR Distribuidora	50.378.902	(82.221)	15.201	50.311.882
Gaspetro	4.885.016	(27.605)	241.839	5.099.250
Pifco	20.459.095	(242.125)	1.901.889	22.118.859
PNBV			(509.707)	(509.707)
Downstream	4.610.498	5.002	166.146	4.781.646
Transpetro	486.950		10.145	497.095
PIB-BV Holanda	123.431		2.025	125.456
Brasoil		1.354.460	7.638.177	8.992.637
BOC		29.886	127.452	157.338
ALVO	2.281.750			2.281.750
Quattor Participações	1.457.703			1.457.703
Ipiranga Asfaltos	214.943	2.293		217.236
Petrobras Comercializadora Energia Ltda.	532.993			532.993
Petrobras Negócios Eletrônicos	3.630		103	3.733
Thermoelectric power plants	199.737	(130.923)	(8.279)	60.535
Other subsidiaries	35	10	21	66

	85.813.454	908.777	9.586.283	96.308.514
Specific Purpose Entities
Nova Transportadora do Nordeste - NTN	21.854	(352.136)		(330.282)
Nova Transportadora do Sudeste - NTS	20.299	(411.719)		(391.420)
Transportadora Urucu Manaus - TUM	127.907			127.907
Companhia Petrolífera Marlim		(109.636)		(109.636)
Cia. Locadora de Equipamentos Petrolíferos		(533.543)		(533.543)
PDET Offshore		(159.701)		(159.701)
Charter Development LLC		(68.878)	(906.161)	(975.039)
Barracuda Caratinga Leasing Co BV		(43.309)	(381.079)	(424.388)
Cayman Cabiunas Investment Co.		(35.838)	(111.476)	(147.314)
Gasene Participações S/A	109.953	(24.726)		85.227
Credit Rights Investment Fund		(78.417)		(78.417)
Other jointly controlled subsidiaries		(18.117)	(7.473)	(25.590)
	280.013	(1.836.020)	(1.406.189)	(2.962.196)
Affiliated companies
	92.610.715	(931.553)	8.187.668	99.866.830
12/31/2008	74.322.002	1.214.112	(3.393.971)	72.142.143
12/31/2007

(*) Includes its subsidiaries and jointly controlled subsidiaries

7.4 Guarantees obtained and granted

Petrobras has a policy of granting guarantees to its subsidiaries for certain financial operations carried out abroad.

The guarantees offered by Petrobras are made based on contractual clauses that support the financial operations between the subsidiaries and third parties, guaranteeing the purchase of the debt in the event of default on the part of the subsidiaries.

At December 31, 2008 and 2007, the financial operations carried out by these subsidiaries and guaranteed by Petrobras present the following balances to be settled:

Date of maturity	2008					2007

of the operation	Brasoil	PNBV	PifCo	PIB-BV	Total	Total

2008						14.954
2009		1.857.915	210.330		2.068.245	1.727.018
2010	244.904		759.525		1.004.429	928.020
2011		1.109.140	575.720		1.684.860	1.397.555
2012		1.103.064			1.103.064	956.502
2013		198.645	874.531		1.073.176	813.400
2014 onwards		5.652.930	12.970.607	701.100	19.324.637	14.459.754

	244.904	9.921.694	15.390.713	701.100	26.258.411	20.297.203

In conformity with Law 9478 of August 6, 1997, which established the special customs regime for exporting and importing assets intended for research activities and exploitation of oil and natural gas deposits (Repetro), Petrobras has been importing and exporting equipment and material under this regime. The benefit for these operations made via Repetro is the temporary suspension of federal taxes for the period in which the aforementioned materials and equipment remain in Brazil. An idoneous surety, signed by third parties, as a way of guaranteeing the payment of the suspended taxes, is required.

The idoneous sureties are being granted by Petrobras Distribuidora S/A - BR and Petrobras Gás S/A - Gaspetro and the remuneration charged is fixed at 0.30% p.a. on the amount of federal taxes that are suspended.

At December 31, 2008 and 2007, the annual expenses incurred by Petrobras for obtaining the idoneous sureties were:

	2008	2007

BR	21.582	41.903
Gaspetro	1.297

TOTAL	22.879	41.903

7.5 Transactions with government entities and pension funds

The Company is controlled by the Federal Government and carries out various transactions with government entities in the normal course of its operations.

Significant transactions with government entities and a pension fund resulted in the following balances:

	Consolidated

	2008		2007

	Assets	Liabilities	Assets	Liabilities

Petros (Pension fund)		479.581	1.296.810	411.759
Banco do Brasil S.A.	750.798	5.100.281	2.812.802	601.042
BNDES		10.726.041		6.731.721
Caixa Econômica Federal	1.669	3.617.670
Federal government - Proposed dividends		3.193.964		2.119.887
Deposits in court (CEF and BB)	1.581.541	82.489	1.529.964	155.475
Petroleum and alcohol Account - Federal government credits	809.673		797.851
Government bonds	7.412.913		3.675.246
Other	730.158	589.065	889.799	704.101

	11.286.752	23.789.091	11.002.472	10.723.985

Current	4.782.062	7.366.018	3.556.208	4.960.750
Non-current	6.504.690	16.423.073	7.446.264	5.763.235

The balances are classified in the Balance Sheet as follows:

	Consolidated

	2008		2007

	Assets	Liabilities	Assets	Liabilities

Assets
Current	4.782.062		3.556.208

Cash and cash equivalents	4.168.488		3.045.885
Trade accounts receivable, net	62.305		261.194
Other current assets	551.269		249.129

Non-current	6.504.690		7.446.264

Petroleum and alcohol account – STN	809.673		797.851
Deposits in court	1.580.435		1.529.964
Advance for pension plan			1.296.810
Marketable securities	3.941.889		3.392.129
Other long-term assets realized	172.693		429.510

Liabilities
Current		7.366.018		4.960.750

Financing		2.617.666		1.888.573
Proposed dividends		3.949.365		2.119.887
Other current liabilities		798.987		952.290

Non-current		16.423.073		5.763.235

Financing		16.278.387		5.553.025
Other non-current liabilities		144.686		210.210

	11.286.752	23.789.091	11.002.472	10.723.985

7.6 Remuneration of managers and employees of the parent company

The Petrobras Plan for Positions and Salaries and for Benefits and Advantages and the specific legislation establish the criteria for all the remunerations attributed by the Company to its officers and employees.

In fiscal year 2008, the highest and lowest remunerations attributed to employees occupying permanent positions, with respect to December, were R$ 51.708,73 and R$ 1.539,43 (R$ 45.245,18 and R$ 1.400,88 at December 31, 2007), respectively. The average remuneration in fiscal year 2008 was R$ 7.916,16 (R$ 7.250,49 at December 31, 2007).

With respect to the Company’s officers, the highest remuneration in 2008, using December as a base, was R$ 59.465,04 (R$ 52.031,96 at December 31, 2007).

The total remuneration for short-term benefits for the Company’s key personnel during fiscal year 2008 was R$ 6.812.072,23 (R$ 6.357.666,88 at December 31, 2007), referring to seven officers and eight board members.

8 Inventories

	Consolidated		Parent company

	2008	2007	2008	2007

Products
Petroleum products (*)	5.587.327	4.823.515	3.993.002	3.378.905
Alcohol (*)	598.382	320.131	281.180	89.612

	6.185.709	5.143.646	4.274.182	3.468.517

Raw materials, mainly crude oil (*)	8.363.429	8.132.362	5.297.904	5.805.167
Maintenance materials and supplies (*)	3.362.265	2.832.548	2.865.459	2.503.489
Advances to suppliers	1.654.610	1.346.742	1.609.257	1.224.645
Other	715.087	380.456	105.096	35.073

Total	20.281.100	17.835.754	14.151.898	13.036.891

Current	19.977.171	17.599.001	13.847.969	12.800.138
Non-current	303.929	236.753	303.929	236.753

(*) Includes imports in transit.

9 Oil and alcohol accounts - STN

In order to settle accounts with the Federal Government pursuant to Provisional Measure 2.181, of August 24, 2001, after providing all the information required by the National Treasury Department (STN), Petrobras is seeking to settle the remaining differences between the parties.

At December 31, 2008, the balance of the account was R$ 809.673 (R$ 797.851 in December 31, 2007) and this can be settled up by the Federal Government by issuing National Treasury Notes in an amount equal to the final balance for the settling of accounts or through offsetting against other amounts that Petrobras may be owing the Federal Government at the time, including tax related amounts or a combination of the foregoing operations.

10 Marketable securities

	Consolidated		Parent company

	2008	2007	2008	2007

Available for sale	3.773.133	3.378.692	3.589.343	3.378.692
For negotiaion	132.178	422.678
Held until maturity	449.720	720.788	8.419	8.307

	4.355.031	4.512.158	3.597.762	3.386.999

Less: current portion of securities	288.751	589.788

Long-term portion of securities	4.066.280	3.922.370	3.597.762	3.386.999

The securities, classified as long-term, are composed as follows:

	Consolidated		Parent company

	2008	2007	2008	2007

NTN-B	3.378.198	3.378.692	3.589.343	3.378.692
Bank securities		239.685
B Certificates	119.032	135.682
Other	169.050	168.311	8.419	8.307

	4.066.280	3.922.370	3.597.762	3.386.999

The Series B National Treasury Notes (NTN-B) were given as a guarantee to Petros, on October 23, 2008, after signing the financial commitment agreement entered into between Petrobras and subsidiaries that are sponsors of the Petros Plan, unions and Petros, for settling obligations with the pension plan. The face value of the NTN-B is indexed to the variation of the Amplified Consumer Price Index (IPCA). The interest on coupons will be paid half-yearly at the rate of 6% p.a. of the updated nominal value of these papers and their maturities are in 2024 and 2035. At December 31, 2008, the balances of the National Treasury Notes - Series B (NTN-B) are updated in accordance with their market value, based on the average price disclosed by the National Association of Open Market Institutions (ANDIMA).

The B certificates were received by Brasoil on account of the sale of platforms in 2000 and 2001 with half-yearly maturities until 2011 and yielding interest equivalent to Libor plus 0,70% p.a. to 4,25% p.a.

11 Project financing

Petrobras carries out projects jointly with Brazilian and international finance agents and companies in the petroleum and energy sector for the purpose of making feasible the investments needed in the business areas in which the company operates.

Considering that the project financing is made feasible through Special Purpose Entities (SPE), the activities of which are essentially controlled by Petrobras, the expenditure incurred by the Company on the projects being negotiated or already negotiated with third parties is classified in the consolidated financial statements as non-current assets - Property, plant and equipment.

11.1Specific purpose entities

a) Project financing

Project / Estimated investment	Purpose	Main guarantees	Current stage

Barracuda and Caratinga US$ 3,1 billion
To make the development of the production of the Barracuda and Caratinga fields, in the Campos Basin viable. SPE Barracuda e Caratinga Leasing Company B.V. (BCLC) is in charge of setting up all the assets (wells, submarine equipment and production units)required for the project. It is also the owner of them.
		Guarantee provided by Brasoil to cover BCLC's financial needs.	Operating.

Marlim US$ 1,5 billion	Consortium with Companhia Petrolífera Marlim (CPM), which provides Petrobras with the submarine equipment for petroleum production in the Marlim field.	70% of the production of the field limited to 720 days.	Operating. The exercise of the option for purchase of MarlimPar by Petrobras is predicted for the first quarter of 2009.

NovaMarlim US$ 834 million	Consortium with NovaMarlim Petróleo S.A. (NovaMarlim) which provides submarine equipment for petroleum production and reimburses operating costs arising from operating and maintaining the field assets through an advance already made to Petrobras.	30% of the production of the field limited to 720 days.	Operating.

CLEP US$ 1,25 billion
Companhia Locadora de Equipamentos Petrolíferos (CLEP) provides, for the use of Petrobras, assets linked to petroleum production located in the Campos Basin, through a lease agreement for a period of 10 years, at the end of which Petrobras will have the right to acquire the shares of the SPE or the project’s assets.
		Lease prepayments, in the event the revenue is not sufficient to meet obligations with financiers.	Operating.

PDET US$ 1,18 billion
PDET Offshore S.A. is the future owner of the project’s assets and its objective is to improve the infrastructure for transfer of the oil produced in the Campos Basin to the refineries in the Southeast Region and for exporting. The assets, once they are established, will be leased to Petrobras until 2019.
		All the project’s assets will be given in guarantee.	In the stage of setting up the assets.

Project / Estimated investment	Purpose	Main guarantees	Current stage

Malhas US$ 1,11 billion
A consortium between Transpetro, Transportadora Nordeste Sudeste (TNS), Nova Transportadora do Sudeste (NTS) and Nova Transportadora do Nordeste (NTN). NTS and NTN contribute to the consortium through setting up assets related to the transport of natural gas. TAG (a company fully owned by Gaspetro) provides assets that have already been built previously. Transpetro contributes as an operator of the gas pipelines.
		Prepayments based on transport capacity to cover any eventual consortium cash shortages.	The Campinas- Rio stretch, which is already operating, was completed on May 18, 2008, while the Catu- Carmópolis stretch is in the final stages of completion.

Modernization of Revap US$ 1,2 billion
The objective of this project is to increase the heavy oil processing capacity of the Henrique Lage Refinery (Revap), bringing the diesel it produces into line with new Brazilian specifications and reducing pollution emission levels. To do this, the SPE, Cia. de Desenvolvimento e Modernização de Plantas Industriais (CDMPI) was created, which will build and lease to Petrobras a delayed coking plant, a coke naphtha hydro-treatment unit and the related units to be installed in this refinery. The executive committee has authorized an increase of US$ 300 million in the investment.
		Prepayments of leasing to cover any eventual cash shortages of CDMPI.	In the stage of setting up the assets.

Cabiúnas US$ 850 million Consolidated in the leasing agreement
Project with the object of increasing the transport capacity for the Campos Basin gas production. Cayman Cabiunas Investment Co. Ltd. (CCIC) provides the assets to Petrobras under an international lease agreement.
		Pledge of 10.4 billion m3 of gas.	Operating.

Other (Albacora, Albacora/Petros and PCGC) US$ 495,5 million		Ownership of the assets or payment of an additional lease in the event the revenue is not sufficient to meet obligations with financiers.	Operating.

b) Project financing in progress

Project / Estimated investment	Purpose	Main guarantees	Current stage

Gasene US$ 3 billion
Transportadora Gasene S.A. is responsible for the construction and future ownership of pipelines for transport of natural gas with a total length of 1.4 thousand kilometers and a transport capacity of 20 million cubic metres per day, connecting the Cabiúnas Terminal in Rio de Janeiro to the city of Catu, in the state of Bahia.
Pledge of credit rights. Pledge of the shares of the SPE.
Long-term financing was signed with BNDES in December 2007 in an amount equivalent to R$ 4,51 billion, including funds transferred from the China Development Bank (CDB) in the amount of US$ 750 million. A loan was obtained from the BB Fund SPC of up to R$ 800 million for construction of the gas pipeline with the issuing of US$ 210 million in promissory notes in October 2006 and US$100 million in December 2008. The first stretch of the Gasene project, the Cabiúnas-Vitória pipeline, entered into operation on November 10, 2008. The second stretch, the Cacimbas-Catu pipeline, is in the construction stage.

Marlim Leste (P-53) US$ 1,8 billion
To develop the production of the Marlim Leste field, Petrobras will use a stationary production unit (UEP), P-53, which will be chartered from Charter Development LLC. The bare boat charter agreement will be executed for a period of 15 years as from the date of signing.
		All the project’s assets will be given in guarantee.	Construction of the platform was concluded in September 2008. The project entered into operation at the end of November 2008.

Amazônia US$ 1,4 billion
Construction of 385 km of gas pipeline between Coari and Manaus, and 285 km of LPG pipeline between Urucu and Coari, both of which are under the responsibility of Transportadora Urucu Manaus S.A.; and the construction of a 488 MW thermal electric power station, in Manaus, through Companhia de Geração Termelétrica Manauara S.A.
Pledge of credit rights. Pledge of the shares of the SPE.
Long-term financing in the amount of R$ 2,49 billion was signed in December 2007. A loan has been obtained from BB Fund SPC of up to R$ 1 billion, for which US$ 415 million has already been issued in promissory notes. The LPG pipeline is in the construction stage, while the Aparecida and Mauá branch lines are in the contracting stage.

Mexilhão US$ 756 million
Construction of a platform (PMXL-1)for production of natural gas in the Mexilhão and Cedro fields in the Santos Basin, which will be held by Companhia Mexilhão do Brasil (CMB), which will be responsible for obtaining the funds needed to build the platform. After it has been built, PMXL-1 will be leased to Petrobras, which holds the concession for exploration and production in the aforementioned fields.
To be defined.
Obtaining of short term funding in an amount up to US$ 566 million, through issuing promissory notes acquired by the BB Fund.
Obtaining of short-term financing from BNDES in the amount of R$528 million in December 2008. Building of assets in progress.

11.2 Reimbursements receivable and Ventures under negotiation

The balance receivable, net of advances received, referring to the costs incurred by Petrobras on account of projects already negotiated with third parties, is classified in non-current assets as Project financing and is broken down as follows:

	Parent company

Projects	2008		2007

Cabiúnas	752.926		752.958
PDET	953.794		952.386
Malhas-Nordeste	96.353		96.347
Malhas-Sudeste	78.645		71.323
Other	128		128

Total	1.881.846		1.873.142

Advances	(737.948)		(575.626)

Total net reimbursements receivable	1.143.898		1.297.516

Ventures under negotiation (*)	895.395	(*)	206.197

Total project financing	2.039.293		1.503.713

(*) Comprises the expenses already incurred by Petrobras on projects for which partners have not been specified.

11.3 Project financing obligations

		Parent company

	Project	2008	2007

PDET Offshore S.A.	PDET	200.333	200.333
NovaMarlim Petróleo S.A.	NovaMarlim	11.957	166.431

Total		212.290	366.764

a) PDET Project

PDET Offshore S.A. passed R$ 1.198.357 on to Petrobras as an advance for the future sale of assets and reimbursement of expenses incurred by Petrobras. In December 2007, Petrobras assigned a contract with Consórcio Norberto Odebrecht Engenharia S.A. (CNO) to PDET Offshore S.A in the total amount of R$ 998.024. This left Petrobras with the balance of R$ 200.333, classified under current liabilities as Project financing.

b) NovaMarlim Project

NovaMarlim Petróleo S.A. provided funding for the project, the balance of which, net of operating expenses already incurred by Petrobras is around R$ 2.102.579 (R$ 1.948.104 at December 31, 2007) and transferred assets of around R$ 49.465. At December 31, 2008, the liability balance was R$ 11.957 (R$ 166.431 at December 31, 2007) classified under current liabilities as Project financing.

11.4 Accounts payable related to consortiums

	Consolidated

	2008	2007

Cia. Petrolífera Marlim	115.515	4.302
Fundação Petrobras de Seguridade Social - Petros	73.343	37.168

Total	188.858	41.470

Petrobras maintains consortium agreements for the purpose of supplementing the development of oil field production, for which the balance payable to consortium partners at December 31, 2008 totalled R$ 188.858 (R$ 41.470 at December 31, 2007), classified under current liabilities as Project financing.

12 Deposits in court

The judicial deposits in court are presented according to the nature of the corresponding lawsuits:

	Consolidated		Parent company

	2008	2007	2008	2007

Labor	608.383	570.263	581.623	544.043
Tax (*)	895.430	860.126	659.053	675.633
Civil (*)	339.508	252.063	298.944	223.024
Other	9.771	11.043	2.758	2.958

Total	1.853.092	1.693.495	1.542.378	1.445.658

(*) Net of deposits related to judicial proceedings for which a provision is recorded, when applicable.

Other information

• Search and apprehension of ICMS/tax substitution considered not to be due.

In the period from 2000 to 2001, Petrobras was sued in the courts of the States of Goiás, Tocantins, Bahia, Pará, Maranhão and the Federal District, by petrol distribution companies under the supposed allegation that it did not pass on to the state the governments the tax on circulation of goods and services (ICMS) withheld by law on the sale of fuels.

Of the total amount of these lawsuits, approximately R$ 80.159 was effectively withdrawn from the Company's accounts, through legal decisions of advance relief. On appeal, these judicial rulings of advance relief were annulled.

Petrobras, with the support of the state and federal authorities, in addition to succeeding in stopping the execution of other withdrawals, is making every possible effort to obtain reimbursement of the amounts that have been unduly withdrawn from its accounts.

The current position of our legal advisers is that there is no expectation of future disbursements for the Company under these proceedings.

• Other restricted deposits

The courts have blocked other amounts due to labor grievances that totalled R$ 34.767 at December 31, 2008 (R$ 43.956 at December 31, 2007), classified under non-current assets as restricted deposits.

13 Investments

13.1 Information on subsidiaries, jointly controlled subsidiaries and affiliated companies

	Subscribed	Thousands of shares/quotas			Net	Net

	capital at				equity	income
	December	Common		Preferred	(unsecured	(loss) for
	31, 2008	shares/quotas		shares	liabilities	the year

Subsidiaries
Petrobras Distribuidora S.A. - BR	4.482.082	42.853.453			7.360.541	1.317.319
Petrobras Gás S.A. – Gaspetro	2.681.460	1.677		418	4.089.691	739.887
Petrobras Netherlands B.V. - PNBV	30	181			3.087.528	1.294.475
Termorio S.A.	2.785.000	2.785.000			2.811.810	232.395
Braspetro Oil Services Company - Brasoil	266.404	106.210			1.913.676	41.132
Petrobras Transporte S.A. - Transpetro	1.470.205	1.470.205			1.895.702	380.989
Petrobras Química S.A. - Petroquisa	1.338.977	13.508.637		12.978.886	1.656.090	(470.589)
Petrobras International Finance Company - PifCo	531.479	300.050			(1.495.779)	(1.291.139)
Petrobras International Braspetro - PIB BV	3.212	2			(1.151.685)	(1.873.920)
Termomacaé Ltda	934.015	934.015	(*)		832.509	105.815
Alvo Distribuidora de Combustíveis Ltda	630.904	619	(*)		634.124	51.747
Refinaria Abreu e Lima S.A.	474.904	474.904			474.907	3
Braspetro Oil Company - BOC	89	50			(359.132)	144.262
Petrobras Comercializadora de Energia Ltda. - PBEN	216.852	18.852	(*)		243.207	46.068
FAFEN Energia S.A.	380.574	380.574			219.073	(3.311)
Termoceará Ltda.	275.226	275.226	(*)		200.754	22.219
Baixada Santista Energia Ltda.	218.456	218.456	(*)		198.512	(19.944)
Sociedade Fluminense de Energia Ltda. - SFE	255.556	255.556	(*)		183.279	59.678
Downstream Participações Ltda.	630.000	630.000	(*)		168.835	(989.275)
Usina Termelétrica de Juiz de Fora S.A.	109.127	97.863			148.106	2.942
Ipiranga Asfalto S.A.	16.008	16.008			40.860	9.973
Petrobras Biocombustível S.A.	40.010	4.010			40.010	0
Termomacaé Comercializadora de Energia Ltda.	6.218	6.218	(*)		(38.276)	2.755
Petrobras Negócios Eletrônicos S.A. - E-Petro	21.000	21.000			23.685	2.685
Fundo de Investimento Imobiliário RB Logística - FII	656	117.127	(*)		(22.614)	(73.344)
Termobahia S.A.	311.752	52			(20.032)	(36.168)
5283 Participações Ltda.	1.421.604	1.421.604	(*)		(318)	(114.057)
Cordoba Financial Services GmbH	94	1	(**)		281	(144)

Jointly controlled subsidiaries
Termoaçu S.A.	669.997	1.150.989			672.728	2.731
UTE Norte Fluminense S.A.	481.432	481.432			557.395	44.700
Ibiritermo S.A.	7.649	7.652			180.856	66.247
Breitener Energética S.A.	160.000	77.740			151.939	7.089
Brasil PCH S.A.	109.032	94.188		14.844	140.181	(357)
Brasympe Energia S.A.	26.000	260.000			75.321	223
Refinaria de Petróleo Riograndense S.A.	297	100		196	(60.853)	(29.605)
Participações em Complexos Bioenergéticos S.A.-PCBIOS	58.400	58.400			58.355	(37)
Cia Energética Manauara S.A	32.000	32.000			31.223	7.754
Brentech Energia S.A.	25.901	40.901			25.901	0
Projetos de Transporte de Álcool S.A. - PMCC	2.430	2.430			2.430	0
GNL do Nordeste Ltda.	7.507	7.507	(*)		720	0

Affiliated companies
Quattor Participações S.A.	2.202.111	19.315			1.533.327	(643.000)
UEG Araucária Ltda.	707.440	707.440	(*)		661.915	(5)
Arembepe Energia S.A.	45.218	45.218			45.218	0
Energética Camaçari Muricy I Ltda.	43.436	43.436	(*)		43.436	0
Termoelétrica Potiguar S.A. - TEP	11.091	5.100			10.280	(3.344)
Companhia Energética Potiguar S.A.	7.632	1			7.632	0
Energética SUAPE II	6.967	6.967			3.926	0
Bioenergética Britarumã S.A.	110	110			110	0

(*) Quotas
(**)Number of shares in units

Description of the activities of the subsidiaries

a) Petrobras Química S.A. - Petroquisa

It holds interests in companies whose purpose is the manufacture, trading, distribution, transport, importing and exporting of products of the chemical and petrochemical industries and it provides technical and administrative services related to the abovementioned activities.

b) Petrobras Distribuidora S.A. - BR Distribuidora

It operates in the area of distribution, trading and further processing of products and by products of petroleum, alcohol, energy and other fuels.

c) Petrobras Gás S.A. - Gaspetro

It holds interests in companies that operate with the transport of natural gas, the transmission of data, voice and image signals through cable and radio telecommunications systems and it also provides technical services related to these activities. It also holds interests in a number of state gas distributors, exercising shared control which is consolidated in proportion to its stake in the capital.

d) Petrobras Transporte S.A. - Transpetro

It carries out, either directly or through a subsidiary, operations for bulk transport and storage of oil and oil products and gas in general, through its own pipelines, terminals and vessels or those of third parties.

e) Downstream Participações Ltda.

It holds interests in companies that operate in the refining segment.

f) Petrobras International Finance Company - PifCo

It carries out trading activities for oil and oil products abroad; it intermediates the purchase and sale of oil and oil products and materials for companies of the Petrobras System and it raises funds abroad.

g) Petrobras Internacional Braspetro B.V. - PIB BV

It holds interests in companies that operate abroad with research, drilling, further processing, trading, transport, storage, importing and exporting of oil and oil products, as well as providing services and other activities related to the various segments of the oil industry.

h) Braspetro Oil Services Company - Brasoil

Its corporate purpose is to provide services in all the areas of the oil industry, as well as in the trading of oil and oil products.

i) Petrobras Netherlands B.V. - PNBV

It operates, directly or through subsidiaries, in the purchase, sale, lease, renting or chartering of materials, equipment and platforms for oil and gas exploration and production.

j) 5283 Participações Ltda.

It is a Brazilian limited liability company with its headquarters in the city of Rio de Janeiro and its corporate purpose is to hold interests in the capital of other companies.

k) Petrobras Negócios Eletrônicos S.A. - E-PETRO

It holds interests in the capital of companies whose corporate purposes are activities carried out through internet or electronic means.

l) Braspetro Oil Company - BOC

Its corporate purpose is to foster research, drilling, further processing, trading, transport, storage, importing and exporting of oil and oil products, as well as providing services and other activities related to the various segments of the oil industry.

m) Fundo de Investimento Imobiliário RB Logística - FII

Its corporate purpose is to make feasible the construction of four administrative buildings in Macaé through issuing through Rio Bravo Securitizadora S.A. Real Estate Receivables Certificates that are pegged to leasing credit rights with Petrobras.

n) Termelétricas

• Termorio S.A.; FAFEN Energia S.A.; Baixada Santista Energia Ltda.; Termomacaé Ltda.; SFE - Sociedade Fluminense de Energia Ltda.; Termoceará Ltda.; Termobahia S.A.; Ibiritermo S.A.; and Usina Termelétrica de Juiz de Fora S.A.

The corporate purpose of this group of companies is the implementation and commercial exploitation of thermal electric power stations, some of which have cogeneration processes and all of which are located in Brazil and use natural gas as a fuel for generating electric power.

They are composed of thermoelectric power stations with an installed potential, or in the final stage of installation, of 3.4 GW (unaudited), and this capacity is sold through auctions of the Brazilian Electricity Regulatory Agency (ANEEL), agreements for selling power and exports.

o) Electric power traders

• Petrobras Comercializadora de Energia Ltda. - PBEN; and Termomacaé Comercializadora de Energia Ltda. - TMC

These traders centralize the management of the portfolio for purchase and sale of electric power of the Petrobras System and they are responsible for the sale of electric power of the generating assets of the Petrobras System and eventual purchase of electric power from the market.

p) Alvo Distribuidora de Combustíveis Ltda.

Is a limited company, the corporate purpose of which is the importing, exporting, temporary storage, further processing, sale, transport and distribution of oil and oil products and other related products, including tires, batteries and automobile accessories, as well as the respective equipment, facilities, fixtures and machinery for this line of business in general, of local or foreign origin, and it may provide correlated services and even carry out any accessory activities.

q) Petrobras Biocombustível S.A.

Its corporate purpose is to develop the production of ethanol, biodiesel and any other correlated or similar products and the generation of electric power associated with its operations, and it may also exploit all these activities through holding interests in other companies, as well as fostering the integration of various departments of the Company around the theme of biofuels.

r) Refinaria Abreu e Lima S.A.

It is a closely held joint stock company and its corporate purpose is the construction and operation of an oil refinery in Ipojuca in the state of Pernambuco, as well as refining, processing, trading, importing, exporting and transporting oil and oil products, correlated products and biofuels.

s) Ipiranga Asfalto

Its main activity is the manufacture and trading of emulsions and products derived from asphalts in general, chemical products, anticorrosives, detergents, lubricating oils and greases and products derived from mineral coal.

t) Córdoba Financial Services Gmbh - CFS

A limited liability company with its head office in Vienna, Austria and its corporate purpose is to hold interests in the capital of other companies in Austria and abroad. Cordoba is the sole shareholder of World Fund Financial Services (WFFS), a company established under the laws of the Cayman Islands, and its corporate purpose is to operate outside the Cayman Islands in banking and financial operations.

13.2 Description of the activities of the jointly controlled subsidiaries

Petrobras exercises shared control over the thermoelectric power stations Termoaçu, UTE Norte Fluminense, Brentech, Brasympe Energia, Breitener Energética and Cia Energética Manauara; the biofuel companies PMCC and PCBIOS; and the regasification unit for liquefied natural gas, GNL do Nordeste, which were consolidated in the proportion of the shareholding interests in the capital, and over Brasil PCH which holds an interest in small hydroelectric power stations.

GNL do Nordeste is a regasification unit for liquefied natural gas to be built in the industrial and port complex of Suape, in Pernambuco, for the purpose of revaporization of GNL.

13.3 Change in investments

	Parent company

	Subsidiaries

	Petroquisa	Petrobras Distribuidora	Gaspetro	Transpetro	Downstream	Petrobras Comercializadora de Energia	PIB BV	Brasoil	PNBV	Termorio S.A.	Baixada Santista	5283 Participações	Termomacaé Ltda	Pramoa Participações S. A.	Dapean	UTE Juiz de Fora	17 de Maio	ALVO	Refinaria Abreu e Lima	Others Subsidiaries	Jointly Controlled Subsidiaries	Affiliated Companies	2008	2007

At beginning of year	1.854.086	6.836.605	2.607.486	1.563.234	1.158.110		911.503	434.005	1.265.284	2.569.758	218.456	229.517	702.766	850.906		96.207				615.461	520.003	132.444	22.565.831	22.725.069
Prior year adjustment - adoption of law 11.638/07	7.053			178.498			(4.170)	615.859	(333.128)											(266.731)			197.381
							(597.163)	457.855	680.035														424.985
Equity valuation adjustments	57			3.762								(119.600)								39
Unrealized gain or loss - Securities available for sale	(47.417)	(34.379)																					(81.796)
Unrealized gain or loss - Financial instruments				(32.175)																			(32.175)
Acquisition and paying in of capital	338.028		917.136			198.000							18.020		876.133	69.885	663.676	670.375	474.900	389.251	199.315	733.948	5.548.667	1.602.471
Goodwill (discount) on acquisition of investments
Equity adjustment	(480.717)	1.346.047	739.125	415.921	(989.275)	45.400	(310.170)	(85.841)	1.270.009	242.052	(19.944)	(109.917)	111.723	25.227	(12.967)	(987)	43.734	14.728	(41)	44.540	5.927	(205.846)	2.088.728	1.678

Exchange gain on net equity of subsidiaries abroad																								(790.727)
Dividends	(15.000)	(1.008.328)	(175.687)	(296.390)												(16.999)		(51.043)		897	(4.976)		(1.567.526)	(975.507)
Write-off through merger														(876.133)	(495.000)		(707.410)						(2.078.543)	(53.817)
Provision for loss																								1.653

Other			580			(404)									(368.166)					14.902	8.590		(344.498)	55.010

At end of year	1.656.090	7.139.945	4.088.640	1.832.850	168.835	242.996		1.421.878	2.882.200	2.811.810	198.512	-	832.509			148.106		634.060	474.859	798.359	728.859	660.546	26.721.054	22.565.830

Rights and advances for acquisition of investments
	Ipiranga Química	Assets Distribuição Norte - CBPI	2008	2007

At beginning of year	980.130	1.097.018	2.077.148

Acquisition and paying in of capital				929.301
Goodwill (discount) on acquisition of investments				1.153.176
Equity adjustment	10.723	35.659	46.382	26.021
Amortization of (goodwill) discount	(16.947)	(20.308)	37.255	(31.350)
Transfer to investments	(973.906)	(1.112.369)	2.086.275

At end of year				2.077.148

Subsidiaries, jointly controlled subsidiaries and affiliated compoanies			26.721.054	22.565.830

Rights and advances for acquisition of investments				2.077.148

Other investments			150.279	349.853

Goodwill and discounts			1.435.614	1.075.958

			28.306.947	26.068.789

13.4 Information as of December 31, 2008 on the jointly controlled subsidiaries included in the consolidation

	DIRECT JOINTLY CONTROLLED SUBSIDIARIES										INDIRECT JOINTLY CONTROLLED SUBSIDIARIES

	Termoaçu	UTE Norte Fluminense	GNL do Nordeste	PC BIOS	PMCC	Brentech	Brasil PCH	Brasympe Energia	Breitener Energetica	Cia Energetica Manauara	Gas Distributors	Others

Current assets	80.470	258.057	50	7.193	1.943	9.937	209.438	22.710	147.407	54.922	1.788.233	192.076
Long-term receivables	7.948			32.405			7.285	70.778	33.562	11.977	113.632	1.743.632
Investments								6.012			1.329	1
Property, plant and
equipment	684.995	952.668		15.242	573	86.256	1.166.949	34.662	199.540	150.751	1.282.622	1.319.080
Intangible assets	1.321	600		42		13	302	14	103	257	10.135	21.765
Deferred charges	56.292	2.137	674	7.426		14.453	90.983		81.143	6.977	69.318	45.966

Current liabilities	124.216	228.099	4	3.953	86	84.739	84.161	14.054	147.489	39.195	1.293.246	462.469
Non-current liabilities	34.082	427.968				19	1.250.615	30.899	162.327	154.466	382.724	1.575.344
Shareholders’ equity	672.728	557.395	720	58.355	2.430	25.901	140.181	75.321	151.939	31.223	1.589.299	1.284.707
Minority interest								13.902

Net operating income	102.903	777.987					72.493	3.798	113.786	55.622	4.535.138	18.937
Net income for the year	2.731	44.700		(37)			(357)	225	7.089	7.754	347.474	(4.021)
Ownership percentage - %	74,80%	10,00%	50,00%	50,00%	33,33%	30,00%	42,33%	20,00%	30,00%	40,00%	23,5% to 83,0%	34,34% to 6,64%

13.5 Information on affiliated companies

	2008				2007

	Interest in		Net	Non-	Non-
	subscribed	Shareholders'	income for	current	current
	capital %	equity	the year	assets	assets

Related to Petroquisa
Deten Química S.A.	27,82	240.583	65.764	180.589	159.104
NITROCLOR Produtos Químicos Ltda.	38,80	213	(2.718)	1.029	3.445

				181.618	162.549

	2008				2007

	Interest in		Net	Non-	Non-
	subscribed	Shareholders'	income for	current	current
	capital %	equity	the year	assets	assets

Related to BR
CDGN - Companhia Distribuidora de Gás Natural	10,00	3.281	688	6.742	37.301
Brasil Supply S.A.	10,00	8.274	525	242	5.370

				6.984	42.671

	2008				2007

	Interest in		Net	Non-	Non-
	subscribed	Shareholders'	income for	current	current
	capital %	equity	the year	assets	assets

Related to Gaspetro
Transportadora Sulbrasileira de Gás S.A. - TSB	25,00	29.711	(224)	26.121	27.297

				26.121	27.297

13.6 Goodwill and discount

In September 2006 Petrobras, through its subsidiary Petrobras America Inc., acquired 50% of the shares of the company Pasadena Refining System Inc. with goodwill of R$ 880,428 (US$ 412 million), where R$ 430,379 was for the surplus value of assets, with amortization over the useful life of these assets, and R$ 450,049 for expectations of future profitability, with amortization over a period of 10 years.

In fiscal year 2008 the total write-off of the goodwill was recorded due to expectations of future profitability verified on the acquisition of the company Pasadena, in the amount equivalent to R$ 384,431, considering changes in the expectations for profitability. The factors that justify these changes are the constant, substantial decrease in the price of crude oil and its byproducts in the last 12 months, a decrease in refining processing due to the fall in the demand for refined products and the margin practiced on the market.

On the acquisition of the share control of Suzano Petroquímica S.A. (see note 13.8. h), by intermediary of Pramoa Participações S.A., goodwill of R$ 1.241.303 was calculated, justified on the economic grounds of expectations of future income, with amortization over a period of 10 years.

This goodwill originating from expectations of future profitability will no longer be amortized as from 2009, considering the new accounting practices introduced in Brazil.

In the merger of shares of Grust Holding S.A. by Braskem, fostered by Petroquisa for integration of the petrochemical assets of the South, a discount was calculated without economic grounds in the amount of R$ 424.167, with amortization only through alienation or extinction of the investment. Before this transaction, Grust Holding S.A. held a 36,5% direct and indirect interest in Copesul, a 40% direct interest in Ipiranga Química (IQ) and a 40% interest in Petroquímica Paulínia (PPSA).

Change in the goodwill/discount:

	Consolidated	Parent company

Balance of the goodwill/discount at 12/31/2007	1.619.927	1.075.958

Goodwill on the acquisition of shares of Ipiranga Química	669.841	669.841
Discount on the acquisition of shares of Braskem	(424.167)
Amortization of goodwill	(208.785)	(208.345)
Amortization of discount	27.316	6.118
Transfer	(741.937)	(109.154)
Other *	2.253	1.195

Balance of the goodwill/discount 12/31/2008	944.448	1.435.613

(*) Includes exchange variation on balances of companies abroad

In the parent company, the balance of the discount in the amount of R$ 258.036 is recorded in investments and in the consolidated statements the amount of R$ 59.993 is presented as deferred income in non-current liabilities.

13.7 Investments in listed companies

We present below the investments in publicly-held companies with shares traded on the stock market:

	Lot of a thousand shares			Quotation on stock exchange (R$ per share)		Market value R$

COMPANY	2008	2007	Type	2008	2007	2008	2007

Subsidiaries
Pepsa	1.249.717	1.249.717	ON	1,50	2,19	1.874.576	2.736.880
Pesa (*)	229.729	229.729	ON	4,40	5,23	1.010.808	1.201.483

						2.885.384	3.938.363

Affiliated companies
Braskem	59.014	12.111	ON	5,57	15,20	328.708	184.087
Braskem	62.965	18.553	PNA	5,55	14,40	349.456	267.163
Quattor Petroquímica	51.111		PN	8,40		429.332
PQU		8.738	ON		15,00		131.070
PQU		8.738	PN		14,61		127.662

						1.107.496	709.982

(*) These shares due not include Pepsa’s interest.

The market value of these shares does not necessarily reflect the realization value of a representative lot of shares.

13.8 Other information

a) Investments in Ecuador

On October 18, 2007 the Hydrocarbons Law was amended, increasing the State’s share in the extraordinary surpluses in the price of oil to 99%, thus reducing the share of the oil companies to 1%. On December 28, the Constituent Assembly of Ecuador passed the “Ley de Equidad Tributaria”, which imposed a profound tax reform including the creation of new taxes as from January 1, 2008.

The set of changes brought about by the abovementioned reform, changed the conditions established between the parties at the time of approval of the respective sharing agreements, affecting the forecast for profitability of the current business dealings in Ecuador and the recoverability of the investments made. Accordingly, to adjust the book value of the assets to their estimated recovery value, a provision was recognized at December 31, 2007 in the amount of R$ 308.796 (US$ 174.333 thousand).

On December 31, 2008, Petrobras Energia Ecuador signed an agreement with the government of Ecuador for devolution of the concession of exploration block 31, which implied recognition of loss in the amount equivalent to R$ 181.645.

b) Investments in Bolivia

On May 1, 2006 Supreme Decree 28.701 came into force in Bolivia, which nationalized all natural hydrocarbon resources, obliging the companies currently producing gas and petroleum to transfer ownership of the entire hydrocarbon production to YPFB.

Through Supreme Decree 28.701, the Bolivian government nationalized the shares required for YPFB to gain control with at least 50% plus one share of Petrobras Bolívia Refinación S.A. (PBR), in which Petrobras, indirectly, was the sole shareholder (Petrobras Bolívia Inversiones e Servicios S.A. – 51% and Petrobras Energia Internacional S.A. - 49%).

On June 25, 2007 a share purchase agreement for the shares of PBR was signed, transferring 100% of the shares to YPFB for the amount US$ 112 million, obtaining a gain equivalent to R$ 66.195 (US$ 37.371 thousand) at December 31, 2007.

c) New investments abroad

c.1)In Japan

In 2008 Petrobras acquired 87,5% of the shares of the Japanese company Nansei Sekiyu Kabushiki Kaisha (NSS), which comprises a refinery with a capacity of 100.000 bpd, which refines light oil and produces high-quality oil products, an oil and oil products terminal with a storage capacity of 9,6 million barrels, three wharves capable of receiving laden ships up to 97.000 deadweight tonnage (dwt) and a single point mooring for Very Large Crude Carriers (VLCC) of up to 280.000 dwt.

The transfer of share control was completed in April 2008.

c.2)In Chile

On August 7, 2008, Petrobras entered into an agreement for the purchase of the stake of ExxonMobil in Esso Chile Petrolera and in other affiliated Chilean companies.

The agreement covers the fuel business in the retail, industrial and aviation markets (the chemicals, lubricants and special products businesses of ExxonMobil in Chile are not part of the agreement) and the transfer of control will take place in the second quarter of 2009, together with the payment of approximately US$ 400 million.

d) Investments in Venezuela

In March 2006, PESA, through its subsidiaries and affiliated companies in Venezuela, signed heads of agreement with PDVSA and Corporación Venezolana del Petróleo S.A. (CVP) with the aim of concretizing the migration of the operating agreements to the type for private and public joint stock companies, in accordance with legal articles. The heads of agreement established that the stake of the private partners in the private and public joint stock companies is 40% and the stake of the government of Venezuela is 60%.

In accordance with the corporate and governance structure established for the private and public joint stock companies, as from April 1, 2006 PESA stopped recording the assets, liabilities and results referring to the aforementioned operations in the consolidated statements and began to present them as corporate investments in affiliated companies, valued by the equity accounting method. Recovery of these investments is tied to the volatility of oil prices, social, economic and regulatory conditions in Venezuela and, particularly, to the interests of its shareholders with respect to the development of oil reserves. Accordingly, in order to adjust the book value of the investment to its estimated recoverable value, impairment equivalent to R$ 55.425 (US$ 23.115 thousand) in 2008 and R$ 119.588 (US$ 67.514 thousand) in 2007 was recognized.

e) Sale option of the Pasadena refinery by Astra

In a preliminary decision handed down on October 24, 2008, in the arbitration process between Petrobras America Inc. and others (PAI) and Astra Oil Trading NV and others (ASTRA), which is in progress in accordance with the arbitration rules of the International Centre for Dispute Resolution, the exercise of the put option exercised by ASTRA with respect to PAI of the remaining 50% of the shares of ASTRA in Pasadena Refinery Systems Inc. ("PRSI"), a company which holds interests in Refinaria de Pasadena, and in its related trading company, both with operational offices in Texas, was considered valid.

The operating, management and financial responsibilities were transferred to PAI, based on this preliminary decision. However, the final price to be paid for these remaining shares will be defined in the final decision to be handed down in the arbitration, since the parties disagree with respect to the value to be attributed to the shares.

f) Ipiranga Group

On March 18, 2007, Ultrapar, on its own behalf, with the intervention and consent of Braskem S.A and Petrobras, based on a fee agreement entered into between them, acquired the control of the companies of the Ipiranga Group.

The operation was duly reported to the Brazilian System for Defence of Competition (SBDC), and as this was correct, on May 16, 2007, the Administrative Council for Economic Defence (CADE) issued LFRV 009/2007, approving the Agreement for Preservation of Reversibility of the Transaction (APRO), in which Petrobras and Ultrapar undertook to implement a governance structure that permitted the separation of the strategic and trading activities from the distribution assets, a compromise which implied establishing the company Alvo Distribuidora de Combustíveis Ltda.

The last stage of the project establishes the delivery of the assets acquired, as described in the Investment Agreement entered into between the parties.

Accordingly, on April 30, 2008, the control of Ipiranga Asfaltos S.A. (IASA) and of Alvo Distribuidora de Combustíveis Ltda. (Alvo) was transferred from Companhia Brasileira de Petróleo Ipiranga (CBPI) to 17 de Maio Participações S.A (17 de Maio), a closely held joint stock company, which in turn, on November 27, 2008, was taken over by Petrobras, on which occasion the companies IASA and Alvo became part of the list of direct subsidiaries of Petrobras.

On December 17, 2008, CADE approved, definitively, the distribution and asphalt assets of the Ipiranga Group by Petrobras, conditioned to the signing of and complete compliance with the Performance Commitment Agreement, entered into by Petrobras and Alvo, thus making the immediate, direct management of these assets possible.

Due to this successful result, Petrobras began the process of transferring the assets represented by the companies IASA and Alvo, to BR Distribuidora, in line with the initial planning for the operation which aimed at increasing the leadership of the abovementioned subsidy in the Brazilian distribution market with assured profitability, through the increase in market share.

In the refinery businesses, in the current phase with the incorporation of the shares, Petrobras now has the right to receive 33,33% of Refinaria de Petróleo Ipriranga - RPI from Ultrapar, concluding this stage on March 2009. Petrobras consolidates the financial statements of the refinery assets of RPI proportionately, in line with the shared control exercised by Petrobras, Braskem and Ultrapar.

On October 21, 2008, the board of directors of RPI approved the change in its name to Refinaria de Petróleo Riograndense S.A.

g) Braskem Investment Agreement

On November 30, 2007 an investment agreement was entered into between Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa, in which it was agreed that the petrochemical assets held by Petrobras and Petroquisa would be transferred to Braskem, which would permit Petrobras and Petroquisa to increase their share in the voting capital of Braskem to 30% and in the total capital to 25%.

Among the petrochemical assets involved in the transaction were: (i) 37,3% of the voting and total capital of Copesul; (ii) 40% of the voting and total capital of Ipiranga Petroquímica S.A. (IPQ), a wholly owned subsidiary of Ipiranga Química (IQ); (iii) 40% of the voting and total capital of IQ; (iv) up to 100% of the voting and total capital of Petroquímica Triunfo (Triunfo); and (v) 40% of the voting and total capital of Petroquímica Paulínia (PPSA).

On May 14, 2008 an Addendum to the Investment Agreement was signed, which divided the operation for integration into two stages. The first stage was carried out on May 30, 2008, when Petrobras and Petroquisa integrated into Braskem their interests of 36,5% in Copesul, 40% in IQ and 40 % in PPSA, therefore, now holding 30% of the voting capital and 23,1% of the total capital of Braskem.

With the implementation of the first stage, Petrobras, Petroquisa, Odebrecht and Norquisa, with the intervention of Braskem, on May 30, 2008, executed a new agreement with the shareholders of Braskem, extending the governance levels and enabling greater participation by Petrobras in the decision making process, where Petrobras indicates three members of the Board of Directors as well as representatives for all the advisory committees of the Board.

Continuing the process for integration of the assets, on September 11, 2008, IPQ took over 100% of the total capital of Copesul and on September 30, Braskem took over 100% of the total capital of IPQ and PPSA, which became operating units.

In the second stage, Petrobras and Petroquisa will have the option of integrating into Braskem up to 100% of the voting and total capital of Triunfo. If the capital transfer does not occur, Petrobras and Petroquisa will be able to transfer cash equivalent to the economic value of this asset, thus increasing the joint interest of Petrobras and Petroquisa in the total capital of Braskem, as established in the Investment Agreement.

The transaction established in the Investment Agreement was approved by CADE (Administrative Council for Economic Defence) on July 9, 2008.

On December 22, 2008 Braskem cancelled treasury shares corresponding to 6.251.744 registered common shares (ON), 10.389.665 registered preferred class A shares (PNA) and 209.248 registered preferred class B shares (PNB), and thus Petroquisa now holds 31,0% of the voting capital and 23,8% of the total capital of Braskem.

h) Aquisition of Suzano Petroquímica S.A.

On November 30, 2007, the acquisition of the share control of Suzano Petroquímica S.A. (SZPQ) was concluded by the acquisition of Pramoa Participações S.A. (Pramoa) and its subsidiary Dapean Participações S.A. (Dapean), equivalent to 99,9% of the common shares and 76,57% of the total capital of SZPQ.

The payment by Petrobras to the selling shareholders totalled R$ 2.100.402, which corresponded to R$ 13,27 per common share and R$ 10,61 per preferred share.

On March 24, 2008, Pramoa was merged into Petrobras after approval by the Special Shareholders’ Meeting.

On December 28, 2007 a request was filed with the Brazilian Securities Commission (CVM) to register and make a public offering for acquisition of the common and preferred shares of SZPQ held by its other shareholders for the price of R$ 13,27 per common share and R$ 10,61 per preferred share.

On April 30, 2008, the CVM approved the registration of the public offering for acquisition of the shares of SZPQ, conditioned to certain adjustments, which were accepted by Petrobras, including updating the prices of the offering.

On May 12, 2008 Petrobras published the Term of Public Offering. The period for qualification and adherence of the minority shareholders to the public offering began on the same date and closed on June 19, 2008.

The Public Offering for Suzano Petroquímica was held on June 20, 2008, when Quattor Participações S.A. acquired (i) 102.906 of the common shares (92,7% adhesion) for the price of R$ 14,08 per common share; and (ii) 50.147.172 preferred shares (94,6% adhesion) for the price of R$ 11,26 per preferred share.

On June 30, 2008, Suzano Petroquímica S.A. changed its name to Quattor Petroquímica S.A.

i) Unipar Investment Agreement

On November 30, 2007, Petrobras, Petroquisa and Unipar entered into an investment agreement where the structuring stages for the creation of an integrated company were established with control shared in the proportion of 60% by Unipar and 40% by Petrobras and Petroquisa. The objective of creating the petrochemical company was to pool their assets for the production of thermoplastic resins, basic petrochemicals and related activities, aiming at obtaining production on a world scale with greater competitiveness.

The petrochemical assets that Petrobras and Petroquisa contributed (Petrobras Assets) were: (i) 99,9% of the voting capital and 76,57% of the total capital of Suzano Petroquímica S.A. (SZPQ), and (ii) 17,48% of the voting capital and 17,44% of the total capital held by Petroquisa in Petroquímica União S.A. (PQU).

Similarly, Unipar would contribute with the “Unipar Assets”, namely: (i) 33,3% of the voting and total capital of Rio Polímeros S.A. (Riopol); (ii) 54,96% of the voting capital and 51,35% of the total capital of PQU; (iii) 99,99% of the voting and total capital of Polietilenos União S.A (PU); (iv) all the assets, rights and obligations related to the operation of Unipar Divisão Química (UDQ); and (v) a cash amount of R$ 380.000, corresponding to the value of the price to be paid for: (a) all the 16,67% interest in the total capital held by Petroquisa in Riopol; and 15,98% of SZPQ’s interest in Riopol, for the adjusted, agreed-upon prices of R$ 0,9152 per share.

On February 14, 2008, the shareholders of Dapean Participações S.A. (Dapean) decided to redeem all the class A preferred shares of the company, through the consequent decrease in its capital of R$ 495.000.

On June 11, 2008, Petroquisa transferred its interest in PQU, valued at R$ 152.927, to Dapean, subscribing 19.315.055 common shares (ON) and 10.060.727 preferred shares (PNRB). The PNRB shares were redeemed on the same day for the amount of R$ 52.375 and the stake in the capital of Dapean was distributed between Petrobras and Petroquisa in the proportion of 79,8% and 20,2% respectively.

On the same date the parties equalized their stakes in Rio Polímeros in accordance with Note 13.8. k (Sale of part of the shares of Rio Polímeros S.A.).

At a later date Fasciatus Participações S.A., a specific purpose entity that held the "Unipar Assets" was merged into Dapean, thus concentrating all the "Petrobras and Unipar assets" in Dapean. This merger was made at book value and the exchange rate established by the economic values of the assets. The transaction generated non-operating income of R$ 326.082 (Parent company) and R$ 408.796 (Consolidated), due to the gain through the change in the percentage of corporate interest. Due to the new accounting practices these amounts were reclassified to Equity in earnings of subsidiaries.

In the same corporate act for this merger, Dapean changed its name to Quattor Participações S.A. (Quattor) and Unipar became the majority shareholder with 60% of the voting and total capital of the company. The interest of the Petrobras System in Quattor became 40% of the voting and total capital, distributed between Petrobras and Petroquisa, which held 31,9% and 8,1% respectively.

The transaction was approved by CADE without restrictions on July 9, 2008.

On August 1, 2008, Quattor concluded the acquisition of (i) 1.670.279 common shares and 876.216 preferred shares of PQU held by Companhia Brasileira de Estireno S.A. at the price of R$ 15.2741 per share, and (ii) 1.489.109 common shares and 1.314.256 preferred shares of PQU held by Oxiteno S.A. - Indústria e Comércio at the price of R$ 17,1834 per common share and R$ 15,2741 per preferred share. Accordingly, Quattor now directly and indirectly holds 86,91% of the voting capital and 82,31% of the total capital of PQU. On the same date PQU's shareholders’ agreement was cancelled.

On December 2, 2008, Quattor Participações made a public offering for the shares of PQU with the aim of cancelling the registration of the publicly held company of the invested company. In the process 6.536.039 common shares and 11.176.718 preferred shares were acquired for the total amount of R$ 272.600 and, since the conditions established by the CVM were met, the company had its registration as a publicly held company cancelled on December 16, 2008.

On the December 16, 2008, Quattor Participações made a public offering for the shares of Quattor Petroquímica with the aim of discontinuing the level 2 corporate governance practices of the São Paulo stock exchange (Bovespa) in the company. In this auction 407 common shares and 1.308.386 preferred shares were acquired for the total price of R$ 11.962. On the following day, Quattor Petroquímica discontinued the level 2 corporate governance practices; however it continues to keep its registration as a publicly held company with shares traded on the São Paulo stock exchange (Bovespa).

On December 31, 2008, the shareholding breakdown of the assets controlled by Quattor Participações was: 75% of the total capital of Riopol, 99,3% of the total capital of Quattor Petroquímica, 99,2% of the total capital of PQU, 100% of the total capital of PU, and all the assets, rights and obligations related to the operating of UDQ.

j) Sale of the shareholding interest of the company Petroquímica Cuyo S.A.I.C.

On January 2, 2008, Petrobras Energia S.A. (Pesa) sold its shareholding interest in the Argentine company Petroquímica Cuyo S.A.I.C. for the amount of R$ 56.682.

k) Sale of part of the shares of Rio Polímeros S.A

On January 7, 2008 the Board of Directors of Suzano Petroquímica S.A. (SZPQ) approved the sale of part of its shareholding in Rio Polímeros S.A. (Riopol), corresponding to 24,31% of its capital, retaining a 9,02% interest in its capital. The right of preference to the shares, established in the shareholders’ agreement, was partially exercised but not proportionally: (i) 15,98% of the capital was acquired by Unipar through its specific purpose entity, Fasciatus Participações S.A. (Fasciatus); (ii) 8,33% by BNDES Participações and (iii) none of the shares held by the company were acquired by Petroquisa.

On June 11, 2008 part of the shares held by SZPQ, representing 24,31% of the capital of Rio Polímeros, was sold to Fasciatus and BNDES for the amount of R$ 283.010.

On the same date, Petroquisa sold its 16,67% interest in the capital of the company to Fasciatus for the amount of R$ 194.007.

l) Refinaria Abreu e Lima

Refinaria Abreu e Lima S.A. was established on March 7, 2008 as a closely held joint stock company. The company has its head office at Complexo Industrial Portuário do SUAPE, in the municipality of Ipojuca in the State of Pernambuco and its corporate purpose is the construction and operation of an oil refinery, as well as refining, processing, trading, importing, exporting and transporting oil and oil products, correlated products and biofuels.

The start-up of operations is forecast for the second half of 2010, reaching full capacity in 2011. The investment in Refinaria Abreu e Lima will be US$ 4,05 billion and it will have the capacity to process 200.000 barrels of petroleum per day. Around 65% of the processed volume will be diesel oil, the fuel that is most consumed in Brazil. Kitchen gas (LPG), petrochemical naphtha and coke (a solid fuel used in ironworks, the cement industry, thermal electric powerstations and the aluminum industry) will also be produced.

The project for the refinery is particularly advanced with respect to technology. The unit will be the first to process 100% heavy crude oil. In addition, it will have the capacity to produce oil products with low sulfur levels. Refinaria Abreu e Lima will start up its operations producing diesel with 50 ppm of sulfur and will be capable of producing diesel with 10 ppm of sulfur, the current European standard.

m) Purchases of shares/quotas of Termobahia

On April 3, 2008, Petrobras concluded the transaction for acquisition, for R$ 9.363, of all the shares issued by Termobahia S.A., held by Blade Securities Limited.

Blade is a specific purpose entity with its headquarters in Ireland, which, through project financing agreed upon with the Interamerican Development Bank (IDB), held a stake in Termobahia.

With the pre-payment to IBD all the obligations and restrictions arrising from this financing ceased, thus eliminating the barrier to Petrobras increasing its shareholding interest in Termobahia.

n) Petrobras Biocombustível S.A.

With the creation of the subsidiary Petrobras Biocombustível S.A. on June 16, 2008, Petrobras took advantage of the business opportunity arising from the increase in the worldwide demand for biofuels and also strengthened its position as a company committed to the environment and social development. In addition to contributing to a reduction in global warming, biofuels help generate employment and income in rural areas with the use of family agriculture in the production of the raw materials.

Biodiesel refineries

On July 29, 2008 Petrobras’ first refinery for commercial production of biodiesel was inaugurated in Candeias in the state of Bahia. Usina de Quixadá in the state of Ceará was inaugurated on August 20, 2008 and in January 2009, Usina de Montes Claros in the state of Minas Gerais will enter into production. The three refineries have the same production capacity, totalling 170 million liters per year. In 2008, the refineries that had been inaugurated were operated by Petróleo Brasileiro S.A. – Petrobras, while Petrobras Biocombustível S/A was awaiting definition of certain regulatory questions involving authorization to start production, issued by the Brazilian Agency for Petroleum, Natural Gas and Biofuels (ANP). This authorization was granted on January 8, 2009.

The implementation of the three refineries is accompanied by a program for development of the regional agricultural market, which will supply the raw material for the production of biodiesel. Thus there will be an increase in the creation of employment and income, always observing entrepreneurial, social and environmental sustainability. The company follows the premises of the National Program for Production and Use of Biodiesel and is committed to obtaining the Fuel Seal, which has already been awarded to the Candeias and Quixadá refineries and which the Montes Claro refinery is in the final stage of obtaining.

In the first quarter of 2009 Petrobras Biocombustível will deliver the volume negotiated in ANP’s 12th auction, totalling 14,5 millions liters from the three biodiesel refineries.

International agreement for encouraging development of family agriculture

Petrobras Biocombustível, GTZ (German Technical Cooperation) and Empresa de Assistência Técnica e Extensão Rural do Estado do Ceará (Ematerce) entered into an agreement that will extend the providing of technical assistance services to family farmers that provide raw material to the Quixadá Refinery in the state of Ceará.

This partnership will increase the support for social organization and strengthening of family agriculture in the state of Ceará in a sustainable way. In all there will be 47 technical professionals and consultants provided by the three partners, who will carry out the activities established by this agreement for a period of two years, benefiting around eight thousand family farmers from the hinterland (Sertão Central) of Ceará, of the Quixadá region.

GTZ - a German government owned company that manages technical cooperation projects in partnership with public and private institutions in various parts of the world - will contribute with its experience in supporting family agriculture.

Bioenergy Complexes

Steps have been initiated for transfer of the shareholding interest of Petróleo Brasileiro S.A. - Petrobras in the company Participações em Complexos Bioenergéticos S.A. - PCBIOS to Petrobras Biocombustível S.A.

PCBIOS is a closely held joint stock company incorporated under prevailing law in Brazil, formed by Petrobras and Mitsui & Co. with a 50% shareholding interest each, whose corporate purpose is to hold interests in bioenergy complexes as a shareholder, or in any other company or undertaking in Brazil, especially for investment in companies set up for the development of bioenergy projects.

o) Transfer of shares of Energy companies

On July 31, 2008, the shareholding interests in power companies owned by Petrobras Distribuidora were transferred to Petrobras through a share purchase transaction in the total amount of R$ 183.509 thousand.

p) Sale option of the Pasadena refinery

In a provisional decision handed down on October 24, 2008, referring to the arbitration proceedings brought in the International Center for Dispute Resolution between Petrobras America Inc. (PAI), a wholly-owned subsidiary of Petrobras, and Astra Oil Trading NV (Astra), which shares control of the Pasadena Refining System Inc (PRSI), located in Texas, the exercise of the sale option of PRSI to PAI by Astra was considered valid. The decision also determined as valid the exercise of the sale option, by its affiliated companies, of PRSI Trading Company LP, a company set up for trading, selling and distributing crude oil and products refined by the refinery.

If the legal content of the provisional decision is upheld, PAI and its affiliated companies will hold 100% of the rights in both companies.

Although the price to be paid depends on a future procedural stage, PAI and Astra are working jointly to immediately transfer all the operating, managerial and financial responsibilities to PAI.

14 Property, plant and equipment

14.1 By business segment (1)

	Consolidated				Parent company

	2008			2007	2008			2007

		Accumulated				Accumulated
	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net

Exploration and production	156.116.886	(53.827.228)	102.289.658	76.611.403	126.874.063	(48.605.500)	78.268.563	53.091.343
Supply	54.892.255	(19.047.308)	35.844.947	25.225.884	44.385.083	(16.362.611)	28.022.472	19.442.052
Distribution	5.528.182	(2.335.619)	3.192.563	2.793.450
Gas and energy	32.252.362	(5.227.836)	27.024.526	20.751.962	11.634.375	(1.326.572)	10.307.803	2.916.141
International	32.809.495	(12.725.364)	20.084.131	12.664.055	19.688	(9.620)	10.068	9.219
Corporate	3.267.401	(949.059)	2.318.342	1.893.972	3.546.819	(948.633)	2.598.186	1.793.389

	284.866.581	(94.112.414)	190.754.167	139.940.726	186.460.028	(67.252.936)	119.207.092	77.252.144

(1) It includes assets arising from contracts that transfer the benefits, risks and control, as follows:

	Consolidated			Parent company

	2008			2008

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Exploration and production	2.157.354	(985.931)	1.171.423	17.936.097	(5.922.710)	12.013.387
Supply	486.874	(146.602)	340.272
Distribution	80.648	(6.602)	74.046

Gas and energy				5.994.449	(590.284)	5.404.165

	2.724.876	(1.139.135)	1.585.741	23.930.546	(6.512.994)	17.417.552

14.2 By type of asset

		Consolidated				Parent company

		2008			2007	2008			2007

	Estimated useful life in years	Cost	Accumulated depreciation	Net	Net	Cost	Accumulated depreciation	Net	Net

Buildings and improvements	25 to 40	9.382.619	(3.115.564)	6.267.055	3.800.350	5.318.060	(1.586.522)	3.731.538	2.227.198
Equipment and other assets	3 to 30	119.999.208	(55.854.051)	64.145.157	49.414.524	70.946.795	(36.824.272)	34.122.523	14.220.645
Land		1.138.720		1.138.720	854.848	478.350		478.350	387.240
Material		6.034.143		6.034.143	4.247.098	4.579.142		4.579.142	3.608.233
Advances to suppliers		5.189.735		5.189.735	2.624.093	1.602.179		1.602.179	786.240
Expansion projects		59.238.898		59.238.898	39.964.366	36.977.682		36.977.682	23.684.627
Oil and gas exploration and production development costs (E&P)		83.883.258	(35.142.799)	48.740.459	39.035.447	66.557.820	(28.842.142)	37.715.678	32.337.961

		284.866.581	(94.112.414)	190.754.167	139.940.726	186.460.028	(67.252.936)	119.207.092	77.252.144

14.3 Oil and gas exploration and production development costs

	Consolidated		Parent company

	2008	2007	2008	2007

Capitalized expenditure	83.883.258	69.440.022	66.557.820	58.369.377
Accumulated depreciation	(34.081.244)	(29.792.677)	(27.885.150)	(25.481.760)
Amortization of abandonment expenses	(1.061.555)	(611.898)	(956.992)	(549.656)

Net investment	48.740.459	39.035.447	37.715.678	32.337.961

In 2008, the Company reviewed, in accordance with the accounting practice described in Note 4.6, the estimates for expenses for future abandonment of wells and the dismantling of the oil and gas production area, considering the useful economic life of the fields and the expected cash flows, at present value, at a rate of interest free of risks, adjusted by the Petrobras risk. This review resulted in a decrease in the provision of R$ 268.520 and a decrease in exploration investments of R$ 70.698. The net effect of these adjustments, added to the expenses incurred with the abandonment of wells in the year, in the amount of R$ 254.992, resulted in the increase in exploration costs for extraction of oil and gas in the amount of R$ 57.170.

14.4 Depreciation

The depreciation for the years ended December 31, 2008 and 2007 is presented below:

	Consolidated		Parent company

	2008	2007	2008	2007

Portion absorbed in the costing:
of assets	5.730.051	5.213.856	3.877.298	1.997.067
of exploration and production expenses	3.614.225	3.180.201	2.456.143	2.561.313
Capitalisation of/provision for costs for abandonment of wells	491.300	303.284	491.086	286.082

	9.835.576	8.697.341	6.824.527	4.844.462

Portion recorded directly in the statement of income	1.003.399	1.096.558	571.486	507.228

	10.838.975	9.793.899	7.396.013	5.351.690

14.5 Decrease in recoverable value of assets

14.5.1 By business segment

	Consolidated			Parent company

	2008			2008

	Impairment	Reversion	Total	Impairment	Reversion	Total

Exploration and production	602.675		602.675	602.675		602.675
International	330.413		330.413

Total	933.088		933.088	602.675		602.675

14.5.2 By type of asset

	Consolidated			Parent company

	2008			2008

	Impairment	Reversion	Total	Impairment	Reversion	Total

Buildings and improvements	3.832		3.832
Equipment and other assets	90.766		90.766	89.153		89.153
Expenses with exploration, developmentand production of petroleum and gas	838.490		838.490	513.522		513.522

Total	933.088		933.088	602.675		602.675

When applying the reduction test to the recoverable value of assets, the carrying value of an asset or a cash generating unit is compared with its recoverable value. The recoverable value is the higher of the values between the net sales value of an asset and its value in use. Considering the particularities of the company’s assets, the recoverable value used for valuing the test for reduction in recoverable value is the value in use, except when specifically indicated.

This value in use is estimated based on the present value of future cash flows, resulting from the company’s best estimates. The cash flows arising from continuous use of the related assets are adjusted by the specific risks and use the pre-tax discount rate. This rate is derived from the structured post-tax rate in the weighted average cost of capital (WACC). The main assumptions of the cash flows are: prices based on the last strategic plan published, production curves associated with existing products in the company’s portfolio, market operating costs and investments needed for carrying out the projects.

Exploration and production

The assets were grouped in cash generating units for identification of possible losses through devaluation of assets. Each field corresponds to one cash generating unit.

During 2008 the Exploration and Production segment recorded expenses with a provision for loss through the valuation of assets in the amount of R$ 602.675.

The loss was related mainly to the assets in production in Brazil. In 2008 two factors negatively influenced the field results: the price of Brent at December 31, 2008 and the operating costs (equipment and services) which did not have such a sharp fall as Brent. These two factors had reducing effects during the economic analysis which led to the recording of a provision for loss for devaluation in some fields.

International

In fiscal year 2008, losses through devaluation of assets were recognized in the International segment in the amount of R$ 330.413, verified mainly in the exploration expenses in the Cottonwood field in the United States (R$ 307.784), as a result of the low forecast prices for petroleum and the high rates practiced, effects of the new worldwide economic scenario.

Supply, Gas and Energy and Distribution

There were no losses through devaluation of assets in 2008.

14.6 Litigations abroad

a) In the United States - P-19 and P-31

On July 25, 2002, Braspetro Oil Service Company (Brasoil) and Petrobras won related lawsuits filed since 1997 with the US lower courts by the insurance companies United States Fidelity & Guaranty Company and American Home Assurance Company. A court decision by the Federal Court of the Southern District of New York recognized the right of Brasoil and Petrobras to receive indemnity for losses and damages in the amount of US$ 237 million, plus interest and reimbursement of legal expenses on the date of effective receipt related to the performance bond, totalling approximately US$ 370 million. However, an appeal filed by the insurance companies removed the obligation by the insurance companies with respect to payment of the fine, legal fees and costs, thus reducing the amount of the indemnity to US$ 245 million.

On July 21, 2006, the US court handed down an executive decision, conditioning the payment of the amounts owed to Brasoil to the permanent closing of legal proceedings involving identical claims in progress before the Brazilian courts, which the parties proceeded to do.

b) In London - P-36

With respect to the sinking of Platform P-36 in 2001, in the contracts with respect to the building of the platform, Brasoil and Petrobras were obliged to deposit the insurance compensation, in the event of a claim, in favor of a security agent for payment to the creditors, in accordance with a mechanism adjusted contractually. Litigation brought by the companies that consider they are creditors of part of these payments, that Brasoil and Petrobras understand to be their right, are in process before the London courts.

At the current stage of the proceedings, Petromec, the contractual party involved, filed a claim against Brasoil and Petrobras in the amount of US$ 154 million, plus interest, on September 29, 2008. The defence for Brasoil and Petrobras should be filed in May 2009. The hearing of Petromec’s claim should take place in 2010.

c) Other litigation for indemnification

In the construction/conversion of ships into vessels for Floating Production, Storage and Offloading (FPSO) and Floating, Storage and Offloading (FSO), Brasoil transferred financial resources in the amount of US$ 624 million, equivalent to R$ 1.460.583 at December 31, 2008 (R$ 1.092.067 at December 31, 2007) directly to its suppliers and subcontractors, with the aim of avoiding delays in the construction/conversion of vessels and, consequently, losses to Brasoil.

Based on the opinions of Brasoil’s legal advisers, these expenditures are liable to reimbursement by the constructors, which is the reason why litigations for financial indemnification were filed in international courts. However, conservatively, the portion of this balance not covered by real guarantees, in the amount of US$ 553 million, equivalent to R$ 1.292.223 at December 31, 2008 (R$ 964.460 at December 31, 2007) is recorded as an allowance for doubtful accounts.

14.7 Devolution of exploration areas to ANP

During 2008, Petrobras returned to the National Agency of Petroleum, Natural Gas and Biofuels (ANP) the rights to:

• The exploration titles for the Potiguar Terra Basin: BT-POT-35 (block POT-T-791), BT-POT-45 (blocks POT-T-225 and POT-T-241), BT-POT-50 (blocks POT-T-441 and POT-T-442), BT-POT-44 (block POT-T-196), BT-POT-62 (block POT-T-662), BT-POT-39A (block POT-T-881) and BT-POT-42 (block POT-T-575) - total devolution of the blocks;

• The exploration titles for the Recôncavo Terra Basin: BT-REC-19 (block REC-T-205), BT-REC-29 (block REC-T-250) and BT-REC-4 - total devolution of the blocks;

• The exploration titles for the Sergipe Terra Basin: BT-SEAL-4 (blocks SEAL-T-341 and SEAL-T-356) and BT-SEAL-12 (block SEAL-T-367) - total devolution of the blocks;

• The exploration titles for the Foz do Amazonas Basin: BM-FZA-4 (blocks FZA-M-183, FZA-M-216, FZA-M-251, FZA-M-253, FZA-M-254, FZA-M-286, FZA-M-287, FZA-M-288 and FZA-M-320) and BM-FZA-5 (block FZA-M-321) - total devolution of the blocks;

• The exploration titles for the Campos Mar Basin: BM-C-28 (blocks C-M-231, C-M-265, C-M-298, C-M-332 and C-M-334) and BM-C-26 (block C-M-58) - total devolution of the blocks;

• The exploration titles for the Santos Basin: BM-S-41 (block S-M-1478), BM-S-42 (block S-M-166) and BM-S-36 (block S-M-557) - total devolution of the blocks.

14.8 Devolution to ANP of fields in the production stage operated by Petrobras

During fiscal year 2008, Petrobras formalized with the National Agency of Petroleum, Natural Gas and Biofuels (ANP) the decision for Early Termination of the Concession Agreements related to the following fields:

• Lagoa Verde, Paramirim do Vencimento and Fazenda Sori – located in the State of Bahia;

• Rio Ibiribas and Rio Doce – located in the State of Espírito Santo.

14.9 Participation in the ANP’s 10th call for tenders for exploration blocks

In December 2008, Petrobras acquired twenty-seven new exploration blocks out of the one hundred and tirty blocks up for tender in the 10th call for tenders promoted by the National Agency for Petroleum, Natural Gas and Biofuels (ANP).

Petrobras acquired seventeen blocks with exclusivity and another ten blocks in a consortium with other companies and it is the operator in five of them.

The bonuses offered by Petrobras and its partners totalled R$ 56.677, and the portion staying with the Company is R$ 39.978.

15 Intangible assets

15.1 By business segment

	Consolidated				Parent company

	2008			2007	2008			2007

	Cost	Accumulated	Net	Net	Cost	Accumulated	Net	Net

Exploration and production	1.974.682	(181.966)	1.792.716		1.974.183	(181.806)	1.792.377
Supply	297.184	(104.606)	192.578		226.047	(67.981)	158.066
Distribution	908.655	(216.406)	692.249		472.983	(47.945)	425.038
Gas and energy	377.985	(42.913)	335.072		280.689	(28.259)	252.430
International	5.505.695	(1.638.731)	3.866.964		56.420	(10.657)	45.763
Corporate	1.984.704	(861.070)	1.123.634		1.963.485	(855.443)	1.108.042

	11.048.905	(3.045.692)	8.003.213		4.973.807	(1.192.091)	3.781.716

15.2 By type of asset

	Consolidated					Parent company

		Software					Software

	Rights and Concessions	Acquired	Developed internally	Goodwill from expectations of future profitability	Total	Rights and Concessions	Acquired	Developed internally	Goodwill from expectations of future profitability	Total

Balance at December 31, 2006	4.108.633	440.608	1.102.405		5.651.646	1.438.634	243.437	1.096.702		2.778.773

Addition	451.431	103.361	331.321		886.113	224.220	13.126	321.939		559.285
Write-off	(93.978)	(768)	(476)		(95.222)	(4.962)		(476)		(5.438)
Transfers	(29.771)	78.884	47.340		96.453		24	47.340		47.364
Amortization	(125.602)	(91.150)	(243.631)		(460.383)	(2.260)	(59.416)	(243.633)		(305.309)
Impairment – formation
Accumulated conversion adjustment	(481.842)	(64.712)			(546.554)

Balance at December 31, 2007	3.828.871	466.223	1.236.959		5.532.053	1.655.632	197.171	1.221.872		3.074.675

Addition	1.102.797	154.864	398.416	27.158	1.683.235	98.927	80.951	389.542	27.158	596.578
Write-off	(87.772)	(74.426)	(473)	(9.438)	(172.109)	(43.858)	(86)	(473)		(44.417)
Transfers	8.886	(25.257)	(5.764)	1.221.814	1.199.679	(640)	(8.968)	(450)	553.853	543.795
Amortization	(196.263)	(131.053)	(278.864)	(118.257)	(724.437)	(2.200)	(75.309)	(278.864)	(32.542)	(388.915)
Impairment – formation				(384.431)	(384.431)
Accumulated conversion adjustment	630.059	43.639		195.525	869.223

Balance at December 31, 2008	5.286.578	433.990	1.350.274	932.371	8.003.213	1.707.861	193.759	1.331.627	548.469	3.781.716

Estimated useful life - years	25	5	5	Not defined		25	5	5	Not defined

15.3 Impairment of goodwill from expectations of future profitability

In 2008, Petrobras América Inc., an indirect subsidiary of Petrobras, recorded a loss through devaluation of the goodwill paid for the acquisition of the companies Pasadena Refining System, Inc. and Pasadena Trading Company in the amount of R$ 384.431. The determining factors for the calculation were: (a) a constant, substantial decline in the price of crude oil and products in the last twelve months, (b) a decrease in refined products and gross margin of the wholesale market, and (c) a decrease in the demand for refined products.

16 Financing

	Consolidated				Parent company

	Current		Non-current		Current		Non-current

	2008	2007	2008	2007	2008	2007	2008	2007

Abroad
Financial institutions	8.216.007	4.175.723	17.144.130	11.344.416	423.041	463.682	1.186.744	1.126.410
Bearer obligations - Notes, Global Notes and Global Step-up Notes	740.483	784.182	12.989.912	9.201.691
Trust Certificates - Senior/Junior	159.719	122.241	762.432	705.686
Suppliers	597	279		20.310
Other	252.749	3.565	233.700

Subtotal	9.369.555	5.085.990	31.130.174	21.272.103	423.041	463.682	1.186.744	1.126.410

In Brazil
Export Credit Notes	578.559		3.367.472	513.514	578.559		3.367.472	513.514
National Bank for Economic and Social Development (BNDES)	1.137.540	1.714.283	7.642.362	3.832.157
Debentures	328.590	321.671	3.740.615	3.635.062	175.858	165.562	3.056.412	2.880.014
FINAME – Earmarked for construction of Bolivia-Brazil Gas Pipeline	99.475	76.738	244.967	262.508	96.427	73.800	240.002	254.669
Bank Credit Certificate	11.735		3.605.934		11.735		3.605.934
Advance on export contracts (ACC)	1.614.543				1.179.159
Other	134.470	1.302.548	317.917	291.245	41.377	45.474		37.381

Subtotal	3.904.912	3.415.240	18.919.267	8.534.486	2.083.115	284.836	10.269.820	3.685.578

	13.274.467	8.501.230	50.049.441	29.806.589	2.506.156	748.518	11.456.564	4.811.988

Interest on financing	(823.330)	(647.449)			(229.334)	(122.596)

Principal	12.451.137	7.853.781			2.276.822	625.922
Current portion of the financing in non-current liabilities	(8.541.232)	(3.588.684)			(1.108.321)	(625.922)

Total short-term financing	3.909.905	4.265.097			1.168.501

16.1 Maturities of the principal and interest of financing in non-current liabilities

	2008

	Consolidated	Parent company

2010	7.431.453	2.652.073
2011	11.052.920	6.605.612
2012	5.720.413	1.896.249
2013	3.477.626	196.672
2014 onwards	22.367.029	105.958

Total	50.049.441	11.456.564

16.2 Interest rates of financing in non-current liabilities

	Consolidated		Parent company

	2008	2007	2008	2007

Abroad
Up to 6%	21.952.589	8.451.249	924.473	667.088
From 6 to 8%	5.361.720	8.736.284	262.271	459.322
From 8 to 10%	3.207.172	3.586.745
From 10 to 12%	245.882	119.706
More than 12%	362.811	378.119

	31.130.174	21.272.103	1.186.744	1.126.410

In Brazil
Up to 6%	2.630.226	3.064.816	240.002	37.681
From 6 to 8%	769.745	603.369
From 8 to 10%	5.563.772	1.397.414	367.966	688.488
From 10 to 12%	2.840.893	3.249.621	2.688.447	2.959.409
More than 12%	7.114.631	219.266	6.973.405

	18.919.267	8.534.486	10.269.820	3.685.578

	50.049.441	29.806.589	11.456.564	4.811.988

16.3 Balances per currencies in non-current liabilities

	Consolidated		Parent company

	2008	2007	2008	2007

US dollars	30.516.815	21.316.838	1.043.814	1.040.497
Yens	3.211.342	892.679	382.237	338.564
Euros	109.031	125.924	695	2.018
Reais	15.828.040	7.125.126	10.029.818	3.430.909
Other	384.213	346.022

	50.049.441	29.806.589	11.456.564	4.811.988

The estimated fair values for long-term loans of the Parent Company and Consolidated at December 31, 2008 were, respectively, R$ 10.831.361 and R$ 47.016.130 calculated at the prevailing market rates, considering the nature, term and risks similar to the registered contracts, and may be compared to the carrying values of R$ 11.456.564 and R$ 50.049.441.

The hedges contracted for coverage of notes issued abroad in foreign currencies are disclosed in Note 29.

16.4 Prepayment of exports

Petrobras and PFL hold Master Export Contracts and Prepayment Agreements between themselves and also with a Specific Purpose Entity not related to Petrobras, called “PF Export Receivables Master Trust” (PF Export), related to the prepayment of export receivables to be generated by PFL, through sales on the international market of fuel oil acquired from Petrobras.

At December 31, 2008 the balance of export prepayments totalled R$ 813.358 in non-current liabilities (R$ 705.686 at December 31, 2007) and R$ 176.336 in current liabilities (R$ 121.150 at December 31, 2007).

16.5 Contracting of financing for exports

On March 17 and March 26, 2008, Petrobras took out financing of R$ 750.000 and R$ 500.000 with Banco do Brasil. The transaction was made viable through the issuing of Export Credit Notes (NCE), the sole purpose of which was to increase the exports of ethanol, considering the prospects for growth of the company’s biofuel business. This transaction was negotiated with the following conditions:

  Term: 2 years and 3 years with payment of the principal and interest at the end;

  Interest rate: 95% of CDI;

  Prepayment clause as of 180 days of the drawdown without penalties;

  Exemption of Tax on Financial Operations (IOF) upon proof of the export transactions; and

  Waiver of guarantees.

On April 4 and 11, 2008 Petrobras took out financing of R$ 400.000 and R$ 1.600.000 from Banco do Brasil. The transaction was made viable through the issuing of Export Credit Notes (NCE), whose purpose is to increase the company’s exports of oil and oil products. This transaction was settled in advance on December 23, 2008 and re-contracted for the same amount initially negotiated, however with the following conditions:

  Term: Maturity of the principal on January 12, 2011 and half-yearly maturity of the payments of the financial charges as from July 12, 2009;

  Interest rate: 108,20% of CDI + Flat Fee of 2% (payment on 01/09/2009);

  Prepayment clause within 180 days of the drawdown without penalties;

  Exemption of IOF through proof of the export transactions; and

  Waiver of guarantees.

16.6 Contracting of advances on export contracts

On October 23, 2008, Petrobras negotiated an advance on export contracts (ACC) from Banco do Brasil in the amount of US$ 300.000 thousand, equivalent to R$ 750.990. This transaction was negotiated with the following conditions:

  Term: 179 days, with maturity on 04/20/2009;

  Rate of interest: 6,30% a.a. with payment on 04/20/2009; and

  Exemption of IOF and IR provided that the exports are made.

On December 3, 2008, Petrobras negotiated an advance on export contracts (ACC) from Bradesco in the amount of US$ 200.000 thousand, equivalent to R$ 480.470. This transaction was negotiated with the following conditions:

  Term: 360 days, with maturity on 11/28/2009;

  Rate of interest: 6% p.a. with payment on 11/28/2009; and

  Exemption of IOF and IR provided that the exports are made.

  Early payment clause, with observance of exchange legislation and payment of the costs inherent to early payment.

16.7 Contracting of Bank Credit Certificate

On October 31, 2008, Petrobras negotiated a loan (Bank Credit Note) from Caixa Econômica Federal (CEF) in the amount of R$ 2.022.700. The purpose of the loan is to reinforce the company’s working capital. This transaction was negotiated with the following conditions:

  Term: 180 days, principal and charges with one time amortization at the end of the period;

  Rate of interest: 104% of CDI Over,

  Levying of IOF; and

  Clause for extraordinary amortization and early settlement. The company may make extraordinary payments at any time to amortize the debt as well as to make early settlement.

On December 22, 2008, Petrobras negotiated with Caixa Econômica Federal (CEF) an amendment and renewal of the bank credit certificate of R$ 1.583.234. This transaction was negotiated with the following conditions:

  Term: 760 days, with payment of the charges each quarter and the principal at the end of the term;

  Rate of interest: 110% of CDI Over,

  Levying of IOF;

Due to the additional loan and the payment of the financial charges on the loan granted previously, the parties consolidated the total amount lent into R$ 3.605.934.

16.8 Financing for Project Amazônia

In 2008, Transportadora Urucu Manaus S/A (TUM) raised from the National Bank for Economic and Social Development (BNDES) the amount of R$ 1.028.170 referring to the long term line of credit contracted on December 6, 2007 in the amount of R$ 2.489.500, with the intervention of Codajás Coari Participações Ltda. (Codajás).

The purpose of the raising of these funds was the construction by TUM of a gas pipeline of approximately 383 km for transport of natural gas, linking Coari to Manaus, as well as distribution lines to seven municipalities located along the pipeline, as well as other assets related to it, and a pipeline of approximately 279 km for transport of liquid petroleum gas (LPG), linking the Arara industrial Park in Urucu to Terminal de Solimões, in Coari, and assets related to it, which are all in the State of Amazonas.

Part of the funds of R$1.295.394 released in December 2007 were used for payment on December 17, 2007 of the bridge loan of R$ 800.000 until then granted to TUM by the same bank.

This transaction was negotiated with the following conditions:

  Term: Maturity of the principal and the payment of the financial charges in 48 quarterly instalments (12 years);

  Grace period for the principal and interest: until August 15, 2010

  Effective rate of interest: TJLP + 1,96% p.a., with the establishment of guarantees at least 60 days before the termination of the grace period;

  Transaction costs and premiums: 0,2% due on the amount of the loan, as a fee for studies and structuring.

In January 2009, R$ 60.000 was released. From the contracted line of credit, there is still R$ 105.936 to be released by BNDES, through proof of the investments made in the Project.

16.9 Program for Modernization and Expansion of the Fleet (PROMEF)

In 2007 Transpetro signed agreements for conditioned purchase and sale with three Brazilian shipyards for the construction of 23 tankers, in the amount of R$ 5.216.642. These funds were raised from BNDES with the following conditions:

Ships			R$

Qty.	Type	Shipyard	Amount	Rate of interest	Term

10	Suezmax	Estaleiro Atlântico Sul S.A.	2.462.646		20 years and a grace
5	Aframax	Estaleiro Atlântico Sul S.A.	1.266.902	TJLP + 2.5%	period of 48 months
4	Tank /Product	Estaleiro Mauá - Petro UM S.A.	630.688	p.a.	as from the first
4	Panamax	EISA - Estaleiro Ilha S.A.	856.406		drawdown

In the period from July to December 2008, Transpetro made payments referring to the advances in the total amount of R$ 17.045, as follows:

  R$ 14.550 Funds financed by BNDES/Transpetro (36% of the price of the ship);

  R$ 2.496 Transpetro’s own funds (5% of the price of the ship);

During fiscal year 2008 Estaleiro Atlântico Sul recorded financial movement in the total amount of R$ 168.230, the financing of which by BNDES will be passed on to Transpetro, after the signing of the "Delivery and Acceptance Instrument" for the ship, distributed as follows:

  R$ 18.040 The shipyard’s own funds (8% of the price of the ship);

  R$ 150.190 Funds financed by BNDES/Shipyard (46% of the price of the ship);

16.10 Raising of financing for the SPE Companhia de Desenvolvimento e Modernização de Plantas Industriais (CDMPI)

In 2006, a line of credit in the amount of US$ 900 million was contracted by the CDMPI through project financing in which the “Japan Bank for International Corporation” - JBIC (US$ 486 million), a group of commercial banks (US$ 378 million) and two Japanese trading companies, shareholders of CDMPI (US$ 36 million) participated. These transactions were negotiated with the following conditions, respectively:

JBIC Loans operations:

  term: half-yearly payments with maturity in 2021;

  rate of interest: Libor + 0,7881% p.a. + commitment fee of 0,50% p.a.;

  grace period for payment of principal: until May 23, 2014.

Commercial Loans operations:

  term: half-yearly payments with maturity in 2013;

  rate of interest: Libor + 0,75% p.a. + commitment fee of 0,50% p.a.;

  grace period for payment of principal: until November 24, 2009.

Subbordinated Loans operations:

  term: half-yearly payments with maturity in 2021;

  rate of interest: 12% p.a.;

  grace period for payment of principal: until May 23, 2014.

In 2008, the remaining balances of the lines of credit contracted in the amount of US$ 392 million, US$ 221 million by JBIC and US$ 171 million by commercial banks, were used.

16.11 Contracting of financing of the subsidiary Petrobras Netherlands BV from the Bank BNP Paribas

The subsidiary Petrobras Netherlands BV (PNBV) contracted financing from Banco BNP Paribas in the amount of US$ 204 millions, including political and commercial risk insurance from SACE S.P.A. in the amount of US$ 4 millions. Contractual expenses were paid in the amount of US$ 1 million. The term will be for 12 years and the contracted rate of interest was 2,60% p.a..

It also contracted financing from Export Development Canada (EDC) and Sumitomo Mitsui Banking Corporation (SMBC), Mizuho Corporate Bank Ltd. (MHCB) and the Bank of Tokyo-Mitsubishi Ufj Ltd. (BMTU), in the amount of US$ 500 million (discounting loan expenses of US$ 2 million) and ¥ 75.142 millions, equivalent to US$ 837 millions (the loan and insurance expenses total ¥ 3.730 millions, equivalent to US$ 41 millions), with maturities of 12 and 10 years. The contracted interest rates were 4,74% p.a. and 1,59% p.a., respectively.

The financing from BNP is earmarked for financing of corporate expenses of PNBV. The other financing is earmarked for the settling of loans from Braspetro Oil Services Company - Brasoil.

Additionally, on October 3 and December 1, 2008 PNBV renewed lines of credit with Santander Overseas Bank, Inc - SANTANDER in the amounts of US$ 75 millions and US$ 200 millions, whose term will be one year, which may be fully renewed for one more year, and partially for the final term of six years. The contracted interest rates were 3,62% p.a. and 3,11% p.a. respectively.

16.12 Contracting of financing of SPE Mexilhão from BNDES

On December 12, 2008, SPE Mexilhão signed an offshore loan agreement with the National Bank for Economic and Social Development - BNDES, separated into sub-loan A of US$ 55 million and sub-loan B of R$ 400 million. The cost incurred in this transaction was the fee for studies and structuring charged by BNDES in the amount R$ 1 million, equivalent to 0,2% of the total financing. Maturity will occur according to one of the three events described below, whichever occurs first: (i) on November 15, 2009; or (ii) three months after the date of delivery of the Instrument of Definitive Receipt of the fixed maritime platform (PMXL1); or (iii) upon the disbursement of funds arising from eventual long-term financing. The interest rate contracted for sub-loan A was 2,76% p.a. above the variable rate readjusted quarterly on the 16th day of January, April, July and October, based on the weighted average cost of all the rates and expenses incurred by BNDES on the raising of funds in foreign currency, and for sub-loan B it was 2,76% p.a., capitalized quarterly, above the long-term interest rate - TJLP published by the Central Bank of Brazil.

These funds were earmarked for the construction of platform PMXL-1.

16.13 Raising of funds for the international segment

In fiscal year 2008 the subsidiaries of Petrobras abroad raised funds in the amount equivalent to R$ 2.760.135, basically to finance working capital and projects associated with the activities of exploration and production of oil and gas.

The most significant funds were raised by the following companies, indirect subsidiaries of Petrobras:

Refinaria Nansei Sekiyu K.K. – It raised short-term funding in the total amount of US$ 471.875 equivalent to R$ 1.051.280, through Sumitomo Mitsui Bank, Mizuho Bank, Bank Tokyo of Mitsubishi and Development Bank Japan, with average maturity of 320 days at an average rate of 1,09% p.a. + spread from 0,5% p.a. to 1,0% p.a. and long-term funding in the amount of US$ 6.952 thousand, equivalent to R$ 16.247, basically to finance the company’s working capital;

Petrobras Energia S.A. – It raised long-term funding in the amount of US$ 44.457 thousand, equivalent to R$ 75.200, and short-term funding in the amount of US$ 353.042 thousand, equivalent to R$ 698.439, through Banco HSBC, Banco Rio, Itaú, BBVA, Banco Ciudad, ABN Amro Bank, Banco do Brasil and Banco Santander, mainly through advances on export contracts (ACC) and exchange contracts (ACE), aiming at maintaining the company’s working capital and replacing inventories. The long-term operations have final maturity in 2015 and an average interest rate between 6% p.a. and 10% p.a.

P&M Drilling raised long-term funding through Sumitomo Mitsui Banking, in the amount of US$ 97.818 thousand, equivalent to R$ 180.981, with maturity in 2010. The interest rates range from 3,625% p.a. to 3,9375% p.a. Its purpose is to finance the building of the sonar ship PETROBRAS 10000.

16.14 Financing for the Gasene Project

In 2008, Transportadora Gasene raised from the National Bank for Economic and Social Development (BNDES), the following amounts referring to the long-term credit lines contracted on December 27, 2007: (i) the amount of US$ 750.000, from the financing contract through on-lending of foreign funds of BNDES (from the China Development Bank), and (ii) the amount of R$ 907.671 from the financing contract through funds of BNDES related to sub-loan A for GASCAV, and the amount of R$ 1.032.410 related to sub-loan B for GASCAC.

On February 26, 2008, the bridge loans taken out from BNDES, in the amount of R$ 2.028.099, were fully paid off as corresponding entries to the first receipt of the lines of credit.

The objective of the raising of these funds is the construction of the Cabiúnas-Vitória pipeline for transport of natural gas, which is approximately 300 km long and links Cabiúnas, in the municipality of Macaé in the state of Rio de Janeiro to the municipality of Vitória in the state of Espirito Santo, and other related assets (GASCAV), as well as the Cacimbas-Catu pipeline for transport of natural gas, which is approximately 940 km long and links Cacimbas, in the state of Espírito Santo, to Catu, in the state of Bahia, and the related assets (GASCAC), both of which are integral parts of Projeto Gasoduto Sudeste-Nordeste (the GASENE project).

These lines of credit were negotiated with the following conditions:

a) Financing through BNDES foreign funds

  Amount of the contract: US$ 750.000;

  Term: Maturity of the principal and payment of the financial charges on 20/12/2022;

  Effective rate of interest: 3,20% p.a.+ exchange variance;

  Transaction costs and premiums: 0,2% due on the value of the loan, as a fee for studies and structuring, totaling US$ 1.500, equivalent to R$ 2.513, + an up front fee of 5,0% of US$ 750.000, totaling US$ 37.500, equivalent to R$ 62.832 + a commitment fee of 0,3% p.a., totaling US$ 885, equivalent to R$ 1.464.

b) Financing through BNDES' own funds

  Amount of the contract: R$ 3.164.312, of which R$ 949.491 refers to sub-loan A for GASCAV, and R$ 2.214.821 refers to sub-loan B for GASCAC;

  Term: (i) Sub-loan A - Maturity of the principal and payments of the financial charges on 10/15/2020, and (ii) sub-loan B - Maturity of the principal and payment of the financial charges in 48 quarterly payments (12 years) after the start-up of operation of Gascac;

  Effective rate of interest: TJLP + 1,96% p.a., with the establishment of guarantees at least 60 days before the termination of the grace period;

  Transaction costs and premiums: 0,2% due on the amount of the loan, as a fee for studies and structuring, in the amount of R$ 6,329.

From the contracted line of credit, there is still R$ 41.820 to be released by BNDES referring to sub-loan A, and R$ 1.182.411 referring to sub loan B, through proof of the investments made in the Project.

16.15 Other information

The loans and financing are intended mainly for the purchase of raw material, development of oil and gas production projects, construction of ships and pipelines, as well as the expansion of industrial units.

a) Debentures

The debentures issued through BNDES to finance the anticipated acquisition of the right to use the Bolivia-Brazil gas pipeline over a period of 40 years to transport 6 million cubic metres of gas per day (TCO - Transportation Capacity Option), totalled R$ 430.000 (43.000 debentures with a par value of R$ 10,00) with maturity on February 15, 2015. These debentures are secured by common shares of TBG.

In August 2006, the Refinária Alberto Pasqualini - Refap S.A. issued simple, registered, book entry debentures with the aim of expanding and modernizing its industrial park, with the following characteristics (basic conditions approved by BNDES and BNDESPAR on June 23, 2006): amortization over 96 months plus a six-month grace period; 90% of the debentures subscribed by BNDES at the Brazilian long-term interest rate (TJLP) + 3,8% p.a.; 10% of the debentures subscribed by BNDESPAR with BNDES basket of currencies interest plus 2,3% p.a. In May 2008, REFAP made a second issue with similar characteristics in the total amount of R$507.989, and raised R$ 54.841 in 2008. The balance at December 31, 2008 was R$ 733.968, with R$ 120.064 in current liabilities.

a.1) Guarantees

Petrobras is not required to provide guarantees to financial institutions abroad. Financing obtained from BNDES is secured by the assets being financed (carbon steel pipes for the Bolivia-Brazil gas pipeline and vessels).

On account of a guarantee agreement issued by the Federal Goverment in favor of Multilateral Loan Agencies, motivated by financings funded by TBG, counter guarantee agreements, which had as signatories the Federal Government, TBG, Petrobras, Petroquisa and Banco do Brasil S.A., where TBG undertakes to entail its revenues to the order of the Brazilian treasuary until the settlement of the obligations guaranteed by the Federal Government.

In guarantee of the debentures issued, Refap has a short-term investment account (deposits tied to loans), indexed to the variation of the Interbank Deposit Certificate (CDI). Refap has to maintain three times the value of the sum of the last instalment due for the amortization of the principal and related charges.

b) Indebtedness of CIESA and TGS

In order to clear the financial encumbrances of Compañia de Inversiones de Energia S.A. (CIESA) (a jointly controlled company), Pesa transferred its 7,35% interest in the capital of Transportadora de Gás Del Sur S.A. (TGS) (a subsidiary of CIESA) to ENRON and, simultaneously, ENRON transferred 40% of its interest in the capital of CIESA to a trustee.

In the second stage of the process, in conformity with the agreement for restructuring the financial debt, once the necessary approvals have been obtained from Ente Nacional Regulador Del Gas (ENARGAS) and Comisión Nacional de Defensa de la Competencia, ENRON would transfer the remaining 10% interest in CIESA to the financial creditors in exchange for 4,3% of the class B common shares of TGS that CIESA would deliver to its financial creditors as partial payment of the debt. The remaining balance of the financial debt would be capitalized by the creditors.

The restructuring agreement established a period of validity until December 31, 2008, as from which date any one of the parties could consider the agreement as unilaterally terminated.

The period of validity of the agreement expired without the government approvals having been obtained and on January 9, 2009, Ashmore Energy International Limited (currently AEI) declared that it was the sole owner of the negotiable obligations of CIESA in 1997, and notified its decision to terminate the restructuring agreement.

On January 28, 2009, CIESA filed litigation in the courts of the State of New York in the United States of America, challenging the lapse of the abovementioned negotiable obligations.

As it is operating under long-term constraints which significantly hinder its ability to transfer capital to its investors and while the process for clearing the company’s financial encumbrances is not concluded, CIESA will continue to be excluded from the consolidation process of Petrobras, in conformity with CVM Instruction 247/96.

17 Contractual commitments

On December 31, 2008 the company had financial commitments due to rights arising from operations with and without transfer of benefits, risks and controls of these assets.

a) Future minimum payments of non-cancellable, contractual commitments without transfer of benefits, risks and control of assets:

	12.31.2008

	Consolidated	Parent company

2009	650.079	5.641.377
2010 - 2013	846.758	4.024.698
2014 onwards	42.309	17.862.017

Estimated future payments of commitments	1.539.146	27.528.092

Less amount representing annual interests	149.103	9.687.875

Present value of the minimum payments	1.390.043	17.840.217
Less current portion of the obligations	585.045	5.138.506

Long term portions of the obligations	804.998	12.701.711

b) Future minimum payments of contractual commitments without transfer of benefits, risks and control of assets:

	12.31.2008

	Consolidated	Parent company

2009	10.866.604	15.507.136
2010 - 2013	33.265.602	45.184.125
2014 onwards	10.916.334	36.889.432

Total	55.048.540	97.580.693

In 2008, the Company paid an amount of R$5.561.577 in Consolidated (R$ 8.846.625 in Parent company) recognized as expenditure in the year.

18 Financial income and expenses

Financial charges and net monetary and exchange variations, allocated to the statement of income for 2008 and 2007, are presented as follows:

	R$ thousand

	Consolidated		Parent company

	2008	2007	2008	2007

Exchange income (expenses) on cash and cash equivalents	762.126	(1.198.624)	577.142	(1.284.092)
Exchange income (expenses) on financing	(2.077.211)	510.540	(498.157)	370.294
Exchange results on contractual commitments with transfer of benefits, risks and controls of assets with third parties	(27.263)		(27.263)

	(1.342.348)	(688.084)	51.722	(913.798)

Monetary variation on financing	(321.426)	(109.619)	(279.679)	(102.084)

Financing expenses	(3.320.973)	(2.563.653)	(861.695)	(504.332)
Expenditure with contractual commitments with transfer of benefits, risks and controls of assets	(4.489)		(4.489)
Earnings on short-term investments	755.460	871.332	101.683	477.684
Net income from FIDC			11.583	4.738

	(2.570.002)	(1.692.321)	(725.918)	(21.910)
Debt restructuring expenses		(112.387)

Financial expenses on net indebtedness	(4.233.775)	(2.602.411)	(980.875)	(1.037.792)

Exchange variation on assets abroad	6.417.693	(2.253.350)	9.329.950	(3.291.327)
Exchange variation on contractual commitments with transfer of benefits, risks and controls of assets with subsidiaries
	(1.398.715)		(1.398.715)
Hedge on sales and financial operations	701.849	(427.840)	30.384	(113.159)
Marketable securities	584.994	416.914	451.465	119.058
Interest on contractual commitments with transfer of benefits, risks and controls of assets with companies of the group			(1.896.354)
Other financial income and expenses, net	584.454	941.291	1.108.266	1.581.492
Other exchange and monetary variations, net	472.285	(95.494)	552.858	(406.728)

Financial income (expenses), net	3.128.784	(4.020.890)	7.196.979	(3.148.456)

19 Other operating expenses, net

	Consolidated		Parent company

	2008	2007	2008	2007

Expenses from renegotiating the Petros Plan(*)		(1.050.967)		(972.143)
Institutional relations and cultural projects	(1.227.680)	(1.267.288)	(1.143.793)	(1.190.967)
Operating expenses with thermoelectric power
stations	(593.353)	(523.015)	(897.372)	(357.922)
Corporate expenses on security, environment and
health care (SMS)	(382.170)	(474.520)	(371.971)	(464.991)
Collective labor agreements	(542.675)	(482.016)	(542.673)	(456.387)
Losses and contingencies with judicial proceedings	(502.246)	(389.312)	(262.656)	(290.397)
Contractual and regulatory fines	(434.029)	(448.437)	(477.712)	(412.965)
Contractual charges on transport services - ship or
pay	(101.198)	(89.842)		(88.369)
Unscheduled stoppages in production facilities and
equipment	(205.958)	(137.760)	(203.439)	(135.292)
Adjustment to market value of inventories	(1.340.706)		(84.167)
Other	617.772	325.236	617.105	(242.022)

	(4.712.243)	(5.188.393)	(3.366.678)	(4.611.455)

(*) Refers to the financial incentive paid to participants and other related expenses aimed at making the renegotiation of the pension plan viable.

20 Taxes and contributions

20.1 Recoverable taxes

Current assets	Consolidated		Parent company

	2008	2007	2008	2007

In Brazil
ICMS	2.527.495	2.878.563	1.916.608	2.455.357
PASEP/COFINS	1.323.099	1.545.852	883.206	1.030.782
CIDE	222.938	239.259	34.008	32.385
Income tax	2.005.575	723.234	1.460.462	271.363
Social contribution	801.491	156.105	663.702	25.990
Deferred income and social contribution taxes	1.658.708	1.418.173	1.090.270	1.122.215
Other taxes	408.943	319.108	224.905	187.125

	8.948.249	7.280.294	6.273.161	5.125.217

Abroad
Added value tax - VAT	313.039	217.786
Deferred income and social contribution taxes	113.370	70.004
Other taxes	266.589	213.452

	692.998	501.243

	9.641.247	7.781.536	6.273.161	5.125.217

20.2 Taxes and contributions payable

Current liabilities	Consolidated		Parent company

	2008	2007	2008	2007

ICMS	1.741.030	2.123.583	1.402.632	1.894.268
PASEP/COFINS	1.064.304	944.514	901.787	749.339
CIDE	447.324	606.101	411.103	548.553
Special participation programme/Royalties	2.528.153	2.871.914	2.491.731	2.826.134
Income and social contribution taxes withheld at source	1.221.996	677.212	872.235	589.079
Current income and social contribution taxes	793.687	783.679		213.548
Deferred income and social contribution taxes	4.196.372	1.716.006	4.070.151	1.554.655
Other taxes	748.516	283.263	388.244	117.916

	12.741.382	10.006.272	10.537.882	8.493.492

For purposes of calculating the income tax and social contribution on the net income for fiscal year 2008, the Company adopted the Transition Tax Regime (RTT), as established in Provisional Measure 449/08, i.e. for calculating taxable income it considered the criteria of Law 6404/76 before the amendments of Law 11638/07 and Provisional Measure 449/08. Confirmation of the option for this regime will be given at the time of delivery of the Corporate Income Tax Return (DIPJ) for calendar year 2008. Accordingly, the taxes on temporary differences, generated by adopting the new corporate law, were provisioned for as deferred taxes and social contributions in assets and liabilities.

20.3 Deferred income and social contribution taxes - non-current

	Consolidated		Parent company

	2008	2007	2008	2007

Non-current
Assets
Deferred income and social contribution taxes	2.970.881	3.921.534	477.183	1.776.187
Deferred ICMS	1.998.157	990.878	1.538.410	755.058
Deferred PASEP and COFINS	4.842.359	3.145.403	4.599.148	3.026.238
Other	426.911	275.675

	10.238.308	8.333.490	6.614.741	5.557.483

Liabilities
Deferred income and social contribution taxes	13.100.459	10.352.712	10.821.894	8.433.677
Other	64.673	66.042

	13.165.132	10.418.754	10.821.894	8.433.677

20.4 Deferred income and social contribution taxes

The grounds and expectations for realization of deferred income and social contribution taxes are presented as follows:

a) Deferred income and social contribution tax assets

2008

Nature	Consolidated	Parent company	Grounds for realization

Pension plan	248.677	240.379	Payment of the contributions by the sponsor.

Unearned income between companies of the group	1.247.912		Effective realization of income

Provisions for contingencies and doubtful accounts	502.698	336.416	Consummation of the loss and filing of suits and credits overdue

Tax losses	732.572		Future taxable income

Provision for profit sharing	428.286	349.350	Payment

Provision for investment in research and development	179.504	179.504	Realization of the expenditures

Temporary difference between accounting and tax depreciation criteria	142.215	87.917	Realization over the term of straight- line depreciation

Absorption of conditional financing	74.281		Expiration of the financing agreements

Temporary difference between payments of contractual commitments with transfer of benefits, risks and controls of assets and depreciation	(24.777)	(24.777)	Realization of the assets

Foreign exchange variation on financing	194.741

Provision for exports in transit	55.615	55.615	Recognition of revenue

Other	961.235	308.758

Total	4.742.959	1.567.453

Non-current	2.970.881	477.183

Current	1.772.078	1.090.270

b) Deferred income and social contribution tax liabilities

2008

Nature	Consolidated	Parent company	Grounds for realization

Costs with exploration and drilling for petroleum	11.720.752	11.720.753	Depreciation based on the units produced method in relation to proven/developed reserves of oil fields.

Temporary difference between accounting and tax depreciation criteria	760.714	86.606	Depreciation over the useful life of the asset or disposal

Income and social contribution taxes - foreign operations	360.669	219.483	Occurrence of triggering events for availability of income.

Investments in subsidiaries and affiliated companies	258.640		Occurrence of triggering events for availability of income.

Foreign exchange variation	3.138.541	2.865.203	Settlement of the contracts

Tax losses	11.223		With future taxable income

Other	1.046.292

Total	17.296.831	14.892.045

Non-current	13.100.459	10.821.894

Current	4.196.372	4.070.151

c) Realization of deferred income and social contribution taxes

In the Parent Company, realization of deferred tax credits amounting to R$ 1.567.453 does not depend on future income since these credits will be absorbed annually by realizing the deferred tax liability. In the consolidated statements, for the portion exceeding the Parent Company’s balance, when applicable, the management of the subsidiaries, based on the projections made, expects to offset these credits over ten years.

	Expectations of realization

	Consolidated		Parent company

	Deferred	Deferred	Deferred	Deferred
	Income tax	Income tax	Income tax	Income tax
	and social	and social	and social	and social
	contribution	contribution	contribution	Contribution
	assets	liabilities	Assets	Liabilities

2009	1.772.078	4.196.372	1.090.270	4.070.151
2010	668.730	1.736.601	30.966	1.212.242
2011	251.275	1.430.186	30.966	1.219.672
2012	194.884	1.396.808	24.846	1.219.355
2013	442.378	1.479.212	286.293	1.202.535
2014	75.774	1.374.502	7.961	1.200.900
2015 em diante	1.337.840	5.683.150	96.151	4.767.190

Portion recorded in the accounting	4.742.959	17.296.831	1.567.453	14.892.045
Portion not recorded in the accountin	1.106.551		582.104

Total	5.849.510	17.296.831	2.149.557	14.892.045

The subsidiary Petrobras Energia S.A. (Pesa) and its subsidiaries have tax credits arising from accumulated tax losses amounting to approximately R$ 280.440 (US $ 120.000 thousand) which were not recorded in their assets. In accordance with specific tax legislation in Argentina and other countries where Pesa has investments, that defines the expiration date for such credits, these credits may only be offset against future taxes payable, until 2009 at the latest, limited to R$ 212.667 (US$ 91.000 thousand), and from 2010 onwards limited to R$ 67.773 (US$ 29.000 thousand).

In addition, the subsidiary Petrobras America Inc. (PAI) has unrecorded tax credits amounting to the equivalent of R$ 969.168 (US$ 414.706 thousand) arising from accumulated tax losses, mainly from oil and gas exploration and production activities. In accordance with specific legislation in the United States, where PAI has its headquarters, tax credits expire after 20 years. Accordingly, the amount equivalent to R$ 196.516 (US$ 84.089 thousand) may be offset until 2027, the amount of R$ 252.805 (US$ 108.175 thousand) until 2028 and the amount of R$ 519.847 (US$ 222.442 thousand) until 2029.

Some subsidiaries abroad have accumulated tax losses in the exploration stage. These credits will be recognized through the generation of future taxable income if the venture is successful.

20.5 Reconciliation of income tax and social contribution on income

The reconciliation of the taxes computed according to nominal rates and the amount of the taxes recorded in 2007 and 2006 are presented below:

a) Consolidated

	2008	2007

Income for the year before taxes and after employee profit sharing	46.860.272	34.527.373

Income and social contribution taxes at nominal rates (34%)	(15.932.493)	(11.739.307)

Adjustments for calculation of the effective rate:

• Permanent additions, net	(1.775.554)	(951.411)

• Tax incentives	226.942	224.967

• Credit due to the inclusion of interest on shareholders’ equity as operating expenses	2.386.549	2.160.685

• Tax credits in companies abroad in the exploration stage	(1.544.744)	(565.470)

• Other	677.323	(402.222)

Expense for provision for income and social contribution taxes	(15.961.977)	(11.272.758)

Deferred income tax/social contribution	(4.769.951)	(477.234)
Current income tax/social contribution	(11.192.026)	(10.795.524)

	(15.961.977)	(11.272.758)

Effective rate for income and social contribution taxes	34,1%	32,6%

b) Parent company

	2008	2007

Income for the year before taxes and after employee profit sharing	51.353.567	31.238.559

Income and social contribution taxes at nominal rates (34%)	(17.460.213)	(10.621.110)

Adjustments for calculation of the effective rate:

• Permanent additions, net	(99.760)	(821.461)

• Tax incentives	214.780	216.114

• Credit resulting from inclusion of interest on shareholders' equity as operating expenses	2.386.549	2.160.685

• Other items	74.626	(144.096)

Expense for provision for income and social contribution taxes	(14.884.018)	(9.209.868)

Deferred income tax/social contribution	(5.736.891)	(619.148)
Current income tax/social contribution	(9.147.127)	(8.590.720)

	(14.884.018)	(9.209.868)

Effective rate of income and social contribution taxes	28,9%	29,5%

21 Employee benefits

21.1 Pension Plan - Fundação Petrobras de Seguridade Social (Petros)

a) Petros Plan

Fundação Petrobras de Seguridade Social - Petros is a defined benefit plan set up by Petrobras in July 1970 to ensure that members of the plan will receive a supplement to the benefits provided by the Social Security. The Petros Plan is a closed plan for the employees of the Petrobras system, hired since September 2002.

At December 31, 2008, the Petros Plan is represented by the following sponsors within the ambit of the Petrobras system: Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A.

Valuation of the Petros costing plan is done by independent actuaries on a capitalization basis for the majority of the benefits. With the most recent regulatory adjustments of the Plano Petros, the plan now receives from the sponsoring companies, instead of the 12,93% until then practised on the payroll of the employees who are members of the plan, regular contributions in amounts equal to the amounts of the contributions of the employees and retired employees, i.e. in an equal way, amounts which represent, on average, 12% of the participating payroll. At December 31, 2008, the ratio between the contributions from sponsors and members of the Petros Plan, considering only those attributable to Petrobras and its subsidiaries, was 1,00.

If a deficit is verified in the defined benefit plan, it should be settled by an adjustment to the costing plan through extraordinary contributions to be shared equally between the sponsors and the members, as established by Constitutional Amendment 20 of 1998.

The actuarial commitments to the pension and retirement plan benefits are provisioned for in the company's balance sheet in accordance with the projected credit unit method. This method considers each period of service as generating an additional unit of benefit, net of the assets guaranteeing the plan, when applicable, and the cost referring to the increase in the present value of the obligation resulting from the service provided by the employees are recognized during his period of work.

The actuarial gains and losses generated by the difference between the amounts of the obligations and assets calculated based on actuarial assumptions (biometric and economic hypotheses), amongst other estimates and those effectively incurred are, respectively, included or excluded in the determination of the net actuarial commitment. These gains and losses are amortized over the average remaining period of service of the active employees.

On October 23, 2008, Petrobras and subsidiaries that are sponsors of the Petros Plan, union entities and Petros signed a financial commitment agreement, after the legal ratification on August 25, 2008, to cover obligations with the pension plan in the amount of R$ 5.801.740 (R$ 5.572.477 in the Parent company), updated retroactively to December 31, 2006 by the Amplified Consumer Price Index (IPCA) + 6% p.a, which will be paid in half yearly instalments of interest of 6% p.a. on the debit balance, updated actuarially by the IPCA, for the next 20 years, as previously established in the renegotiating process. On the same date, Petrobras used the balance of an advance for the pension plan in the amount of R$ 1.393.906 (R$ 1.296.810 at December 31, 2007), to pay off part of the obligations with the Petros Plan, as established in the financial commitment agreement.

The company’s obligation, through the financial commitment agreement, presents a counterpart to the concessions made by the members/beneficiaries of the Petros Plan in the amendment of the plan's regulations, in relation to the benefits, and in the closing of existing litigations.

At December 31, 2008, the balance of the obligation of Petrobras and subsidiaries referring to the financial commitment agreement was R$ 4.324.173 (R$ 4.091.676 in the Parent company), of which R$ 83.770 (R$ 79.266 in the parent company) matures in 2009.

At December 31, 2008, Petrobras and its subsidiaries held long-term National Treasury Notes in the amount of R$ 3.773.133 (R$ 3.589.343 in the Parent company), acquired to balance liabilities with Petros, which will be held in the company’s portfolio as a guarantee for the financial commitment agreement.

b) Petros Plan 2

As from July 1, 2007, Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa, Alberto Pasqualini - Refap S.A., Ipiranga Asfaltos S.A. - IASA, Alvo Distribuidora de Combustíveis Ltda. and FAFEN Energia S.A implemented a new complementary pension plan, called Petros Plan 2, in the form of a variable contribution or mixed plan for the employees with no supplementary pension plan.

A portion of this plan with defined benefits characteristics refers to the risk coverage for disability and death, a guarantee of a minimum benefit and a lifetime income, and the related actuarial commitments are recorded according to the projected credit unit method. The portion of the plan with defined contribution characteristics, earmarked for forming a reserve for programmed retirement, was recognized in the results for the year as the contributions are made. In fiscal year 2008, the contribution of Petrobras and subsidiaries to the defined contribution portion of this plan was R$ 274.117 (R$ 262.088 in the Parent company).

The sponsors Petrobras, Petrobras Distribuidora S.A. (BR), Petroquisa and Alberto Pasqualini - Refap S.A. assumed the past service of the contributions corresponding to the period in which the members had no plan, as from August 2002, or from later hiring, until August 29, 2007. The plan will continue to be open for inscriptions after this date, but there will no longer be payment for past service.

The disbursements related to the cost of past service will be made on a monthly basis over the same number of months during which the member had no plan and, therefore, should cover the part related to the members and the sponsors.

c) Assets of the Pension Plans

The assets of the pension plans of the Petrobras System are invested mainly in government bonds, investment funds, equity instruments and others.

	Consolidated

	2008		2007

	Pension plan	Pension plan	Pension plan	Pension plan
	benefit	contrib.	benefit	contrib.

Government bonds	43%		41%
Investment funds	38%	92%	33%	100%
Shares	12%	8%	20%
Other	7%		6%

	100%	100%	100%	100%

The investment portfolio of the Petros Plan and Petros 2 at December 31, 2008 was composed of 70% fixed income, with expected profitability of 7,37% p.a.; 24% variable income, with expected profitability of 6% p.a.; 6% other investments (transactions with members, real estate and infrastructure projects), with expected profitability of 8% p.a., which resulted in an average interest rate of 7,02% p.a.

The assets of the pension plans managed by Fundação Petrobras de Seguridade Social - Petros include the following papers of related parties:

	2008	2007

Petrobras common shares	313.698	718.013
Petrobras preferred shares	512.312	1.065.999
Government controlled companies	261.567	228.996
Government bonds	13.348.545	12.055.229
Papers of other related parties	240.001	304.214

	14.676.123	14.372.451

The Petros Plan has 43% of its investments in government bonds, of which 94% are represented by NTN-B, which through entailment with the Department of Supplementary Pensions, will be held until maturity.

21.2 Petrobras Internacional Braspetro B.V. - PIB BV

21.2.1 Petrobras Energia S.A.

a) Defined contribution pension plan

In 2005, Petrobras Energia S.A. (Pesa) implemented a voluntary plan for all employees who met certain conditions. The company contributes with amounts equal to the contributions made by the employees in accordance with the contributions specified for each salary level.

The cost of the plan is recognized in accordance with the contributions that the company makes, which at December 31, 2008 was R$ 4.619 (R$ 3.684 at December 31, 2007).

b) Defined benefit pension plan

b.1) Termination Indemnity Plan

This is a benefit plan in which employees who meet certain targets are eligible on retirement to receive one month’s salary for each year they have worked in the Company, according to a decreasing scale, according to the number of years the plan has existed.

b.2) "Compensator Fund" Plan

This plan is available for all Pesa employees who joined the defined contribution plans in force in the past and who joined the company prior to May 31, 1995 and have accumulated the required time of service. The benefit is calculated as a supplement to the benefits granted by these plans and by the retirement system, so that the total benefit received by each employee is equivalent to the amount defined in this plan.

In accordance with Pesa by laws, based on a proposal made by the board of directors in the general meeting, the company contributes to the fund up to a maximum amount equal to 1,5% of the net income for each year.

If a surplus is recorded in the funds allocated to trusts for payment of the defined benefits awarded by the plans and it is duly certified by an independent actuary, Pesa may use these funds simply by notifying the trustee of this fact.

21.2.2 Nansei Sekiyu S.A.

a) Defined benefit pension plan

The Nansei Sekiyu Refinery offers its employees a programmed supplementary retirement benefits plan, a defined benefit plans, where the members in order to become eligible for the benefit need to be at least 50 years old and have 20 years service in the company. Contributions are made only by the sponsor. The plan is managed by the Sumitono Trust.

21.3 Healthcare plan

a) Multidisciplinary Healthcare (AMS)

Petrobras and its subsidiaries, Petrobras Distribuidora, Petroquisa and Alberto Pasqualini - Refap S.A. have a health care plan (AMS) that has defined benefits and covers all present and retired employees of the companies in Brazil and their dependants. The plan is managed by the company, itself, and the employees contribute a fixed amount to cover the main risks and a portion of the costs related to the other types of coverage in accordance with a participation table based on specified parameters, including salary levels, in addition to a pharmacy benefit that provides special terms for planholders to buy certain medications in registered pharmacies throughout Brazil.

The company’s commitment with respect to future benefits due to the employees participating in the plan is calculated annually by an independent actuary, based on the projected credit unit method, in a manner similar to the calculations made for the commitments to pensions and retirements described earlier.

The health care plan is not covered by guarantor assets. The benefits are paid by the company, based on the costs incurred by the plan members.

21.4 Other defined contribution plans

Some subsidiaries of Petrobras sponsor defined contribution retirement plans for their employees, such as: Transpetro, Petroquímica Triunfo S.A. and Transportadora Brasileira Gasoduto Bolívia-Brasil (TBG).

21.5 The balance of the liabilities for expenses with post-employment benefits, calculated by independent actuaries, presents the following changes:

	Consolidated

		2008			2007

	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance

Change in liabilities for benefits

Present value of the actuarial liability at the beginning of the year	41.411.603	254.049	12.217.790	36.867.058	265.207	11.615.993
Cost of interest:
• With a financial commitment agreement	83.770
• Actuarial	4.060.932	37.936	1.227.765	3.929.505	14.242	1.228.466
Current service cost	448.888	161.826	197.686	399.770	60.371	197.595
Benefits paid	(1.707.640)	(1.026)	(441.760)	(1.625.809)	(94)	(421.752)
Actuarial (gain) / loss on the actuarial liability	(6.963.363)	(155.258)	(3.326.628)	1.346.446	32.663	(402.512)
Change of plan				524.017
Other	189.889	2.640		(29.384)	(118.340)	*

Present value of the actuarial liability at the end of the year	37.524.079	300.167	9.874.853	41.411.603	254.049	12.217.790

Change in the plan’s assets

Plan’s assets at the beginning of the year	33.178.866	15.876		27.805.938
Expected income from the plan’s assets	3.441.863	32.783		3.056.793	5.123
Contributions received by the fund	835.269	70.432	441.760	775.572	132.779	421.752
Receipts entailed to the financial commitment agreement	1.393.906
Benefits paid	(1.707.640)	(1.026)	(441.760)	(1.625.809)	(94)	(421.752)
Actuarial gain / (loss) on the plan’s assets	(4.258.433)	(31.906)		3.264.703	(3.592)
Other	16.006	143		(98.331)	(118.340)	*

Fair value of the plan’s assets at the end of the year	32.899.837	86.302		33.178.866	15.876

* Portion of the Plan’s defined contribution reclassified to permit comparison with the financial statements for 2008.

	Parent company

		2008			2007

	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance

Change in liabilities for benefits

Present value of the actuarial liability at the beginning of the year	38.822.922	245.368	11.406.884	34.584.902	253.740	10.817.017
Cost of interest:
• With a financial commitment agreement	79.266
• Actuarial	3.799.444	36.641	1.146.066	3.685.191	13.626	1.143.749
Current service cost	403.657	156.687	180.139	360.319	57.359	180.125
Benefits paid	(1.617.327)	(787)	(414.895)	(1.540.475)	(94)	(398.767)
Actuarial (gain) / loss on the actuarial liability	(6.599.485)	(153.441)	(3.087.030)	1.222.407	35.021	(335.240)
Change of plan				510.578
Other					(114.284)	*

Present value of the actuarial liability at the end of the year	34.888.477	284.468	9.231.164	38.822.922	245.368	11.406.884

Change in the plan’s assets

Plan’s assets at the beginning of the year	31.236.450	15.237		26.224.871
Expected income from the plan’s assets	3.239.012	31.543		2.886.575	4.877
Contributions received by the fund	769.271	67.709	414.895	727.745	128.150	398.767
Receipts entailed to the financial commitment agreement	1.393.906
Benefits paid	(1.617.327)	(787)	(414.895)	(1.540.475)	(94)	(398.767)
Actuarial gain / (loss) on the plan’s assets	(4.261.627)	(31.011)		3.019.514	(3.412)
Other	(31.349)			(81.780)	(114.284)	*

Fair value of the plan’s assets at the end of the year	30.728.336	82.691		31.236.450	15.237

* Portion of the Plan’s defined contribution reclassified to permit comparison with the financial statements for 2008.

	Consolidated

	2008			2007

	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem.MedicalAssistance

Amounts recognized in the financial statements

Present value of the obligations in excess of
the fair value of the assets	4.624.242	213.865	9.874.853	8.232.737	238.173	12.217.790
Unrecognized actuarial gains/(losses)	(462.836)	22.265	985.112	(3.106.864)	(29.188)	(2.446.161)
Unrecognized past service cost	(178.967)	(115.000)	(39.572)	(198.739)	(191.715)	(43.710)

Net actuarial liability	3.982.439	121.130	10.820.393	4.927.134	17.270	9.727.919

	Parent company

	2008			2007

	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem.MedicalAssistance	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance

Amounts recognized in the financial statements

Present value of the obligations in excess of the fair value of the assets	4.160.141	201.777	9.231.164	7.586.472	230.131	11.406.884
Unrecognized actuarial gains/(losses)	(584.210)	22.848	808.370	(2.908.380)	(31.401)	(2.382.870)
Unrecognized past service cost	(146.429)	(108.992)	(36.276)	(169.012)	(183.047)	(40.072)

Net actuarial liability	3.429.502	115.633	10.003.258	4.509.080	15.683	8.983.942

	Consolidated				Parent company

	12.31.2008		12.31.2007		12.31.2008		12.31.2007

	Pension	Healthcare	Pension	Healthcare	Pension	Healthcare	Pension	Healthcare
	plan	plan	plan	plan	plan	plan	plan	plan

Current liabilities
Defined benefit plan	582.510	523.714	406.989	455.736	534.215	493.221	370.408	429.666
Variable contribution plan	45.478		17.270		44.836		15.683

	627.988	523.714	424.259	455.736	579.051	493.221	386.091	429.666

Non-current liabilities
Defined benefit plan	3.399.929	10.296.679	4.520.145	9.272.183	2.895.287	9.510.037	4.138.672	8.554.276
Variable contribution plan	75.652				70.797

	3.475.581	10.296.679	4.520.145	9.272.183	2.966.084	9.510.037	4.138.672	8.554.276

Amount	4.103.569	10.820.393	4.944.404	9.727.919	3.545.135	10.003.258	4.524.763	8.983.942

	Consolidated

	2008			2007

	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem.MedicalAssistance	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance

Balance at January 1	4.927.134	17.270	9.727.919	3.462.610		8.419.171
(+) Costs incurred in the period	900.941	146.017	1.534.011	1.834.636	113.558	1.730.500
(-) Payment of contributions	(490.533)	(35.148)	(441.760)	(458.773)	(96.288)	(421.752)
(-) Payment of the financial commitment agreement	(1.393.906)
Other	38.803	(7.009)	223	88.661

Balance at December 31	3.982.439	121.130	10.820.393	4.927.134	17.270	9.727.919

	Parent company

	2008			2007

	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem.MedicalAssistance

Balance at January 1	4.509.080	15.683	8.983.942	3.168.967		7.769.189
(+) Costs incurred in the period	732.570	133.728	1.434.214	1.685.684	108.787	1.613.520
(-) Payment of contributions	(450.442)	(33.778)	(414.895)	(427.351)	(93.104)	(398.767)
(-) Payment of the financial commitment agreement	(1.393.906)
Other	32.200		(3)	81.780

Balance at December 31	3.429.502	115.633	10.003.258	4.509.080	15.683	8.983.942

The net expenditure with pension and retirement benefit plans granted and to be granted to employees, retired employees and pensioners, and healthcare plans for fiscal year 2008, according to the calculations made by independent actuaries, includes the following components:

	Consolidated

	2008				2007

	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance

Current service cost	448.888	161.826	197.686	407.674	60.371	197.595
Cost of interest:
• With a financial commitment agreement	83.770
• Actuarial	4.060.932	37.936	1.227.765	3.926.016	14.242	1.228.466
Estimated income from the plan’s assets	(3.441.863)	(32.783)		(3.056.900)	(5.123)
Unrecognized amortization of actuarial (gains) / losses	3.959	(21)	104.645	871.431		160.347
Contributions by members	(362.082)	(107.162)		(317.230)	(29.424)
Unrecognized past service cost	25.087	77.046	4.138		73.492	144.092
Other	82.250	9.175	(223)	3.645

Net costs for the year	900.941	146.017	1.534.011	1.834.636	113.558	1.730.500

	Parent company

	2008			2007

	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance

Current service cost	403.656	156.687	180.139	360.319	57.359	180.125
Cost of interest:
• With a financial commitment agreement	79.266
• Actuarial	3.799.444	36.641	1.146.066	3.685.191	13.626	1.143.749
Estimated income from the plan’s assets	(3.239.012)	(31.542)		(2.886.575)	(4.877)
Unrecognized amortization of actuarial (gains) / losses			104.213	164.502		155.007
Contributions by members	(333.366)	(102.112)		(300.894)	(28.014)

Unrecognized past service cost	22.582	74.054	3.796	663.141	70.693	134.639
Other

Net costs for the year	732.570	133.728	1.434.214	1.685.684	108.787	1.613.520

The updating of the liabilities was recorded in the results for the year, as shown below:

	Consolidated

	2008			2007

	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance

Related to present employees:
Absorbed in the costing of
operating activities	252.163	73.043	272.848	273.402	65.345	317.539
Directly to income	270.361	72.970	212.189	244.667	48.213	235.018
Related to retired employees	378.417	4	1.048.974	1.316.567		1.177.943

	900.941	146.017	1.534.011	1.834.636	113.558	1.730.500

	Parent company

	2008			2007

	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance	Defined Pension plan benefit	Variable Pension plan contrib.	Supplem. Medical Assistance

Related to present employees:
Absorbed in the costing of
operating activities	237.420	72.205	263.903	257.342	63.967	307.969
Directly to income	143.243	61.523	178.445	180.304	44.820	194.481
Related to retired employees	351.907		991.866	1.248.038		1.111.070

	732.570	133.728	1.434.214	1.685.684	108.787	1.613.520

21.6 Change in the costs with healthcare

The assumptions for evolution of costs with healthcare have a material impact on the balances of the amounts recorded in provisions and the respective recognized costs. A change of 1% in these assumptions would have been following impact on the amounts presented:

	Consolidated		Parent company

	1%	1%	1%	1%
	increase	decrease	increase	decrease

Actuarial liability	1.293.044	(1.074.009)	1.203.207	(999.879)
Service cost and interest	204.553	(167.718)	190.043	(155.888)

21.7 Actuarial assumptions

The main assumptions adopted in the calculation for the Brazilian companies were the following:

Type	Current assumption

Benefit plan (pension and healthcare)	Defined benefit / Variable contribution and the Supplementary healthcare benefits
Actuarial valuation method	Projected credit unit
Mortality table	AT 2000 *
Disability	ZIMMERMANN adjusted by GLOBALPREV and TASA 1927
Mortality table of disabled persons	AT 49 *
Pension plan turnover	0% p.a.
Multidisciplinary healthcare plan turnover	Average annual % of withdrawal – 0,607% p.a. **
Discount rate for the actuarial liability	Interest: 7,70% p.a. *** + inflation: 5,0% to 4,0% p.a. ****
Expected rate of return on the plan's assets	Interest: 7,02% p.a. + inflation: 5,0% p.a. ****
Growth in salary	2,24% p.a. + inflation: 5,0% to 4,0% p.a. ****

(*) Separated according to sex (male/female).
(**) Varies according to age and time of service.
(***) Based on studies carried out internally that positively establish the considerable increase in the market robustness and liquidity of Brazilian sovereign papers in recent years, the company implemented a methodology for calculating the real rate from the interest curve of the longest term government bonds, which was used for discounting the actuarial liability. This change was necessary in order to maintain the alignment between the measurement of the present value of assets and liabilities of the pension and healthcare plans and for adjustment to international accounting standards (IFRS) referring to the pricing of assets by their market value.
(****) Decreasing inflation on a straight-line basis from 5,0% p.a. (2009) to 4,0% p.a. (2014) and stable at 4% p.a. from 2014 onwards.

22 Employee and management profit-sharing

According to the provisions of current legislation the employees’ participation in profits or results may be based on voluntary programs maintained by the companies or on agreements with employees or unions.

Accordingly, in 2008, Petrobras recorded a provision for R$ 1.344.526 in the Consolidated financial statements (R$ 1.011.914 in 2007) and R$ 1.138.078 in the Parent Company (R$ 844.412 in 2007), for employee and management profit sharing (PLR). The amount of the provision complies with the limits established by Resolution 10, of May 30, 1995, issued by the Council for Controls of State Companies - CCE.

Managements participation in the the profits or results will be subject to approval at the Shareholders’ General Meeting to be held on April 8, 2009, in accordance with articles 41 and 56 of the Company’s bylaws and specific federal regulations.

23 Tax incentives

The tax incentives resulting from government donations or subsidies received as from January 1, 2008 are recorded as deferred income in the non-current liabilities

At December 31, 2008, the balance of R$ 76.574 originates from the part of the reinvestment project approved by SUDENE and will be allocated to the results for the year in the same proportion that the corresponding asset is depreciated.

24 Shareholders' equity

24.1 Paid-in capital

At December 31, 2008 subscribed and paid-in capital in the amount of R$ 78.966.691 (R$ 52.644.460 in 2007) is represented by 5.073.347.344 common shares 3.700.729.396 preferred shares, all of which are book-entry shares with no par value.

The preferred shares are given priority in the event of a capital reimbursement and in the receipt of dividends, of at least 3% (three percent) of the value of the net equity of the share, or 5% (five percent) calculated on the part of the capital represented by this kind of shares, where the higher amount shall always prevail, on the same terms as the common shares, in the capital increases arising from the incorporation of reserves and profits. The preferred shares are not assured voting rights and are not convertible into common shares, and vice-versa.

The Special Shareholders’General Meeting, held together with the General Shareholders’ Meeting on April 4, 2008, approved the increase of the company’s capital from R$ 52.644.460 to R$ 78.966.691, through capitalizing the capital reserve in the amount of R$ 1.019.821 and R$ 25.302.410 with part of the profit retention reserve of prior years, without issuing any new shares, in accordance with article 169, paragraph 1, of Law 6.404/76.

24.1.1 Splitting of shares

On March 3, 2008, the Board of Directors approved the proposal for splitting the Petrobras shares and, consequently, the amendment of article 4 of the Bylaws.

On March 24, 2008, the General Shareholders’' Meeting approved the splitting of the Petrobras shares. The date for the consummation of the transaction was April 25, 2008 onwards.

Each share, both common and preferred, will be represented by two split shares. Consequently, the capital of Petrobras is now composed of 8.774.076.740 (eight billion, seven hundred and seventy-four million, seventy-six thousand, seven hundred and forty) shares with no par value, of which 5.073.347.344 (five billion, seventy-three million, three hundred and forty-seven thousand, three hundred and forty-four) are ordinary shares and 3.700.729.396 (three billion, seven hundred million, seven hundred and twenty-nine thousand, three hundred and ninety-six) are preferred shares. Therefore, the shareholders received 1 (one) new share for each share they already held of the same species.

For the investors holding American Depositary Receipts (ADR), after approval of the splitting of the shares, the exchange ratio of two shares for each ADR of Petrobras traded on the New York Stock Exchange (Nyse) was maintained.

24.2 Capital reserves

a) Subvenções - AFRMM

Formed by the amount of the funds resulting from the Surcharge on Freight for Renewal of the Merchant Marine (AFRMM) which is used for the acquisition, enlarging or repair of the fleet of ships, in conformity with Ministry of Finance Ordinance 188 of September 27, 1984.

b) Tax incentives

It includes an incentive for investments in the North East, within the ambit of the Superintendency for Development of the North East (SUDENE), with a 75% reduction in the income-tax due, calculated on the working profits of activities with incentives, in the amount of R$ 514.857 up till December 31, 2008, which may only be used to offset losses or for a capital increase, as established in article 545 of the Income Tax Regulations.

On May 10, 2007, the Brazilian Federal Revenue Department recognized Petrobras’ right to deduct this incentive from income taxes payable, covering the tax years from 2006 until 2015.

The donations and subsidies for investment recorded in the accounting up to December 31, 2007 will be maintained until they have been totally used.

24.3 Revaluation reserve

This reserve is formed as the result of revaluation of assets of the property, plant and equipment, recorded by a jointly controlled subsidy and by affiliated companies of a subsidiary, based on appraisal reports by independent experts.

The realization of this reserve, proportional to the depreciation of the revalued assets, was fully transferred to retained earnings in the amount of R$ 51.236 (R$ 4.903 in 2007).

24.4 Profit reserves

a) Legal reserve

The legal reserve is formed through the appropriation of 5% of the net income for the year, not exceeding 20% of capital, as required by article 193 of the Brazilian Corporation Law.

b) Statutory reserve

The statutory reserve is formed through the appropriation from the net income of each year of an amount equivalent to at least 0,5% of paid-in capital at year-end. This reserve is used to fund research and technological development programs. In accordance with article 55 of the Company’s By-laws the accumulated balance of the reserve cannot exceed 5% of paid-in capital.

c) Tax incentive reserve

It is formed through the allocation of the portion of tax incentives resulting from government donations or subsidies, allocated to the results for the year in conformity with article 195-A of the Corporation Law, included by Law 11.638/07, as from January 1, 2008.

In fiscal year 2008, the amount of R$ 557,185 was distributed to the results related to the incentive for investments in the Northeast in the ambit of SUDENE, with a 75% reduction in income tax due, calculated on the working profit from the activities receiving incentives.

d) Profit retention reserve

It is earmarked for capital budget investments, mainly in exploration activities and developement of oil and gas production, pursuant to article 196 of the Brazilian Corporation Law.

In the proposal for distribution of net income for the year ended December 31, 2008, the retention of profits is forecast in the amount of R$ 25.217.273, with the amount of R$ 23.779.347, arising from net income for the year, and R$ 1.437.926 from the remaining balance of retaining earnings, which is earmarked to partially meet the annual investment program established in the 2009 capital budget, subject to approval by the General Shareholders’ Meeting on April 8, 2009.

24.5 Dividends

The shareholders are assured a minimum dividend and/or interest on shareholders’ equity of at least 25% of the adjusted net income for the year, calculated in accordance with article 202 of the Brazilian Corporation Law.

The proposal for the dividends for 2008, which is being submitted to the Board of Directors of Petrobras for approval by the shareholders at the General Shareholders’ Meeting to be held on April 8, 2009, in the amount of R$ 9.914.707, conforms to the rights guaranteed in the bylaws for preferred shares (article 5th), distributing to the common and preferred shares, alike, the dividends calculated on the adjusted basic profit for this purpose as shown below:

	2008	2007

Net income for the year (parent company)	36.469.549	22.028.691
Allocation:
Legal reserve	(1.823.477)	(1.101.435)
Tax incentive reserve	(557.185)

	34.088.887	20.927.256
Reversions/additions:
Revaluation reserve	51.236	4.903

Basic income for calculation of the dividend	34.140.123	20.932.159

Proposed dividends, equivalent to 29,04 % of the basic income - R$ 1,13 per share,
(31,44% in 2007, R$ 0,75 per share) comprising:
Interest on shareholders' equity	7.019.261	6.361.205
Dividends	2.895.446	219.352

Total proposed dividends	9.914.707	6.580.557

The proposed dividends as of December 31, 2008, in the amount of R$ 9.914.707, include interest on shareholders’ equity, already approved by the Border of Directors on December 19, 2008, to be made available on a date to be fixed by the Shareholders’ General Meeting to be held on April 8, 2009, updated, as from December 31, 2008 until the payment date, in accordance with the SELIC’s rate, based on the shareholding position of December 26, 2008, in the amount of R$ 7.019.261, corresponding to R$ 0,80 (eighty cents) per common and preferred share.

The interest on shareholders’ equity is subject to the withholding of income tax at source of 15%, except for the shareholders that are immune and exempt, as established in Law 9.249/95.

The interest on shareholders’ equity was included in the dividends for the year, as established in the Company’ws bylaws. This interest was recorded in the operating results, as required by the tax laws and regulations, and was reversed against retained earnings, pursuant to CVM Resolution 207/96, which resulted in income and social contribution tax credits of R$ 2.386.549 (R$ 2.162.810 em 2007).

25 Legal proceedings and contingencies

25.1 Provisions for legal proceedings

Petrobras and its subsidiaries are parties to legal proceedings involving labor, tax, civil and environmental issues. The company recorded provisions for legal proceedings in amounts considered by its legal counsel and management as sufficient to cover probable losses. At December 31, 2008, these provisions are presented as follows, according to the nature of the corresponding lawsuits:

	Consolidated		Parent company

	2008	2007	2008	2007

Social security contingencies	54.000	54.000	54.000	54.000

Labour grievances	96.640	90.022	13.233	11.905
Tax proceedings	141.677	205.039	1.592	9.948
Civil proceedings (*)	500.759	248.544	188.460	186.562
Other contingencies	151.250	70.364

Total non-current liabilities	890.326	613.969	203.285	208.415

Total contingencies	944.326	667.969	257.285	262.415

(*) Net of deposit in court, when applicable.

Fishermen’s Federation of Rio de Janeiro - FEPERJ

On behalf of its members, FEPERJ is making a number of claims for indemnification as a result of an oil spill in Guanabara Bay which occurred on January 18, 2000. At the time, Petrobras paid out extrajudicial indemnification to all who proved they were fishermen when the accident happened. According to the records of the national fishermen’s registry, only 3.339 people were eligible to claim indemnification.

On February 2, 2007, the decision, partially accepting the expert report, was published and, on the pretext of quantifying the amount of the conviction, established that the parameters for the respective calculation based on the criteria would result in an amount of R$ 1.102.207 thousand. Petrobras appealed against this decision before the Court of Appeals of Rio de Janeiro, as the parameters stipulated in that the decision had already been specified by the Court of Appeals of Rio de Janeiro, itself. The appeal was accepted. On June 29, 2007, the decision of the First Civil Chamber of the Court of Appeals of the State of Rio de Janeiro was published, denying approval of the appeal filed by Petrobras and approving the appeal lodged by FEPERJ, which presents a significant increase in the value of the damages, since in addition to having maintained the 10-year indemnification period, it increased the number of fishermen included in the claim. Special appeals were lodged against the decision by the Company, which is awaiting a hearing before the Superior Court of Justice (STJ). Based on the calculations prepared by the company’s experts, the amount of R$ 36.058 thousand, updated to December 31, 2008, was maintained as representing the amount that we understand will be established by the higher courts at the end of the proceedings.

25.2 Legal proceedings not provisioned for

We present below the updated situation of the main legal proceedings with chances of possible loss:

Description	Current situation
Plaintiff: Porto Seguro Imóveis Ltda.

Nature: Civil

Porto Seguro, a minority shareholder of Petroquisa, filed a lawsuit against Petrobras, related to alleged losses arising from the sale of the shareholding interests of Petroquisa in various petrochemical companies included in the National Privatization Program. The plaintiff filed the aforesaid law suit to obtain an order obliging Petrobras, as the majority shareholder of Petroquisa, to compensate for the "loss" inflicted on the equity of Petroquisa, through the acts which approved the minimum sale price of its shareholding interest in the capital of the privatized companies.

On March 30, 2004 the Court of Appeals of Rio de Janeiro unanimously granted the new appeal lodged by Porto Seguro, ordering Petrobras to indemnify an amount to Petroquisa equal to US$ 2.370 million, plus 5% as a premium and 20% as lawyers' fees.

Petrobras filed a special, extraordinary appeal before the Superior Court of Justice (STJ) and the Federal Supreme Court (STF), which was rejected. Petrobras then filed an interlocutory appeal against the decision before the Superior Court of Justice and the Federal Supreme Court.

In accordance with the decision published on June 5, 2006, Petrobras is now awaiting assignment of the agenda to re- examine the matter related to the blocking of Petrobras’ special appeal before the Superior Court of Justice and the Federal Supreme Court.

Based on the opinion of its legal counsel, the company does not expect an unfavorable outcome to these proceedings.

If the situation is not reversed, the estimated indemnity to Petroquisa, including monetary correction and interest, would be R$ 13.679.734 as of December 31, 2008. As Petrobras owns 100% of the capital of Petroquisa, part of the indemnity to Petroquisa, estimated at R$ 9.028.625, will not represent an actual disbursement from the Petrobras System. Additionally, Petrobras would have to to indemnify Porto Seguro, the plaintive, R$ 683.987 as a premium and R$ 2.735.947 as lawyers’ fees to Lobo & Ibeas Advogados.

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax deficiency notice related to withholding income tax (IRRF) calculated on remittances of payments for afreightment of vessels referring to the period from 1999 to 2002.
Petrobras submitted new administrative appeals to the Higher Chamber of Tax Appeals, the highest administrative level, which are awaiting a hearing. Maxim updated exposure: R$ 4.247.144.

Description	Current situation

Plaintiff: Federal Revenue Inspectorate in Macaé Nature: Tax Interest and fines on import duty (II) and excise tax (IPI) - Sinking of the the P-36 platform
Lower court decision against Petrobras

A spontaneous appeal has been filed which is awaiting a hearing. Petrobras filed a writ of security and obtained a favorable decision to stay any tax collections until the investigations determining the reasons that caused the platform to sink have been concluded. The Federal Government/National Treasury has filed an appeal which is awaiting a hearing.

With the decision of the Maritime Court, the company filed a tax debt annulment lawsuit and an injunction suspending collection of the tax.

Maxim updated exposure: R$ 352.287.

Plaintiff: SRP - Social Security Department

Nature: Tax

Tax deficiency notices related to social security charges arising from administrative proceedings brought by the INSS which attributed joint liability to the company for the contracting of a civil construction and other services.

Of the amount the company disbursed to guarantee the filing of appeals and/or obtaining of the debt clearance certificate from the INSS, R$ 115.465 is recorded as deposited in court, which could be recovered in the proceedings in progress, related to 331 tax efficiency notices amounting to R$ 363.293 at December 31, 2008. Petrobras’ legal department classifies the chances of loss with respect to these deficiency notices as possible, as it considers the risk of future disbursement to be minimal.

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Tax deficiency notice referring to import duty (II) and excise tax (IPI), contesting the tax classification as Other Electricity Generation Groups for the importing of equipment belonging to the thermoelectric power station Termorio S.A.

On August 15, 2006, the Company filed in the inspector’s department of the Federal Revenue Department of Rio de Janeiro a refutation against this tax deficiency notice, considering that the tax classifications that were made were based on a technical report of a renownd institute. In a session on October 11, 2007, the First Panel of Judgment dismissed the tax assessment, prevailing over a judge who voted for partial granting. The inspector’s department of the Federal Revenue Department lodged an appeal with the Taxpayers’ Council, which has not yet been heard.

Maximum updated exposure: R$ 647.248.

Plaintiff: Federal Revenue Department

Nature: Tax

CIDE – Fuels. Non-payment in the period from March 2002 to October 2003, pursuant to court orders obtained by distributors and petrol stations protecting them from levying this charge.
The lower court considered the assessment to have grounds. The company filed a spontaneous appeal. Maxim updated exposure: R$ 1.107.243.

Description	Current situation
Plaintiff: Federal Revenue Department

Nature: Tax

Withholding income tax (IRRF) on remittances for payment of petroleum imports

Plaintiff: Federal Revenue Department of Rio de Janeiro

Nature: Tax

Corporate income tax (IRPJ) and social contribution (CSLL) 2003 - fine on arrears on payment made through voluntary disclosure

The lower court considered the assessment to have grounds. There was an appeal by the Federal Revenue Department to the Taxpayers' Council that was approved. Petrobras is awaiting a summons in order to file a spontaneous appeal.

Maxim updated exposure: R$ 719.897.

The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal.

Maxim updated exposure: R$ 239.735.

Plaintiff: IBAMA Nature: Civil Non-compliance with the Settlement and Commitment Agreement (TAC) clause related to the Campos Basin, of August 11, 2004, for continuing to drill without prior approval.
Sentence handed down at the lower administrative level, ordering Petrobras to pay for non-compliance with the TAC. The company filed a hierarchical appeal to the Ministry of the Environment which is awaiting judgement.

Maxim updated exposure: R$ 131.736.

Plaintiff: Federal Revenue Department Nature: Tax Payment of CIDE (Contribution to intervention in the economic domain) on importing propane and butane.	The lower court considered the assessment to have grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maxim updated exposure: R$ 182.703.

Plaintiff: Federal Revenue Department Nature: Tax Non payment of CIDE by Petrobras on imports of naphtha resold to Braskem	The lower court ruled by a majority decision that the assessment had grounds. Petrobras filed a spontaneous appeal which is awaiting a hearing. Maxim updated exposure: R$ 1.421.364.

Plaintiff: State of Rio de Janeiro. Nature: Tax ICMS – Sinking of Platform P-36
Lower court decision favorable to Petrobras Appeal filed by the State of Rio de Janeiro and by Petrobras, with respect to the amount of the fees. By a majority decision the appeal of the State of Rio de Janeiro was approved and the appeal by the company was considered invalid. Awaiting publication of the court decision.

Maxim updated exposure: R$ 773.283.

Description	Current situation
Plaintiff: National Petroleum Agency - ANP

Nature: Tax

Special participation of the Marlim field - Campos Basin The special participation was established by the Brazilian Petroleum Law 9.478/97 and is paid as a form of compensation for oil production activities and is levied on high volume production fields.

The method used by Petrobras to calculate the special participationdue for the Marlim field is based on a legally legitimate interpretation of Ordinance 10 of January 14, 1999, approved by the National Petroleum Agency (ANP).

On August 16, 2006 the full Board of Directors of the ANP approved the report on the certification of the payment of the special participation in the Marlim field that established the methodology to be applied with regard to the special participation in Marlim, and also determined that Petrobras should make an additional payment in the amount of R$ 400 million, related to underpayment by Petrobras as a result of having used the calculation method initially determined by the ANP.

Petrobras accepted the order of the ANP on the grounds that the new methodology would not be applied retroactively, thus ensuring compliance with constitutional principles such as legal security and perfect legal and paid the additional amount charged in accordance with the final decision of the highest level of the decision-making of the ANP – its Full Board of Directors.

On July 18, 2007, Petrobras was notified of a new ANP board resolution, establishing the payment of further sums considered due, retroactively to 1998, annulling the earlier board resolution.

Petrobras filed a writ of security and obtained an injunction suspending the payment of the differences with respect to the special participation mentioned in ANP Board Resolution 400/2007, until the legal proceedings currently in progress in the Federal Court of Rio de Janeiro are concluded.

The administrative collection, which had been suspended due to the injunction granted in a writ of security, was resumed due to the dismissal of the appeal by Petrobras. the company filed an appeal with the Civil Appeals Court and also filed for a temporary stage, both of which are awaiting a hearing by the court.

Question decided judicially. The amount claimed is R$ 3.191.908.

a) Environmental questions

The company is subject to various environmental laws and regulations that regulate activities involving the unloading of oil, gas and other materials and that establish that the effects on the environment caused by the company's operations must be remedied or mitigated by the company. We present below the updated situation of the main environmental proceedings with chances of possible loss.

In 2000, an oil spill at the São Francisco do Sul Terminal of the Presidente Getúlio Vargas Refinery - Repar discharged approximately 1,06 million gallons of crude oil into the surrounding area. At that time approximately R$ 74.000 was spent to clean up the affected area and to cover the fines applied by the environmental authorities. The following lawsuit refers to this spill:

Description	Current situation
Plaintiff: AMAR - Association for Environmental Defence of Araucária Nature: Environmental Indemnification for moral and property damage to the environment.	No decision handed down in the lower court. It is awaiting the start of the expert investigation to quantify the amount.

Maxim updated exposure: R$ 109.259.

The court determined that this suit and the suit brought by the Paraná Environmental Institute (IAP) are heard together.

In 2001, the Araucária - Paranaguá oil pipeline ruptured as a result of an earthquake, causing a spill of approximately 15.059 gallons of fuel oil into a number of rivers in the State of Paraná. At that time, services to clean the river surfaces were performed, recovering approximately 13.738 gallons of oil. As a result of the accident the following suit was filed against the company:

Description	Current situation
Plaintiff: Paraná Environmental Institute - IAP Nature: Environmental Fine applied for alleged environmental damages.
The lower court partially accepted the defence and the reduced the fine. Appeal by Petrobras awaiting a hearing at the Court of Appeals.

Maxim updated exposure: R$ 112.789.

The court determined that this suit and the suit brought by AMAR are heard together.

On March 20, 2001, platform P-36 sank in the Campos Basin. As a result of the accident the following suit was filed against the company:

Description	Current situation
Plaintiff: Federal Public Attorney's Office - Rio de Janeiro Nature: Civil Indemnification for environmental damages - P-36.
As published on May 23, 2007 the claim was considered to partially have grounds and Petrobras was ordered to pay damages in the amount of R$ 100.000, for the damage caused to the environment, to be restated monthly with 1% interest on arrears as from the date on which the event occurred. Petrobras filed a civil appeal which is awaiting a hearing.

Maxim updated exposure: R$ 212.755.

b) Recovery of PIS and COFINS

Petrobras and its subsidiary Gaspetro filed a civil suit against the Federal government before the judiciary of Rio de Janeiro, referring to recovery, through offsetting, of the amounts paid as PIS on financial revenue and positive exchange variations in the period between the February 1999 and November 2002 and COFINS between February 1999 and January 2004, in light of the ruling that paragraph 1 of article 3 of Law 9.718/98 is unconstitutional.

On November 9, 2005, the Federal Supreme Court considered that the aforementioned paragraph 1 of article 3 of Law 9.718/98 is unconstitutional.

On January 9, 2006, in view of the final decision by the Federal Supreme Court, Petrobras filed a new suit aiming at recovering the COFINS related to the period from January 2003 to January 2004.

At December 31, 2008, the amount of R$ 2.110.313 in Petrobras and R$ 68.746 in Gaspetro with respect to the aforementioned suits are not reflected in the financial statements.

26 Commitments assumed by the energy segment

26.1 Commitments for purchase of natural gas

Petrobras entered into an agreement with Yacimientos Petrolíferos Fiscales Bolivianos (YPFB) to purchase a total of 201,9 billion m3 of natural gas during the term of the agreement, undertaking to purchase minimum annual volumes at a price calculated according to a formula indexed to the price of fuel oil. The agreement is valid until 2019, and will be renewed until the total contracted volume has been consumed.

Additional values are being negotiated with YPFB, with respect to the quantity of liquids (heavy hydrocarbonates) present in the natural gas acquired through the GSA. The amendment to the GSA will take into consideration additional values between US$100 million and US$180 million per year, applied to the volumes of gas delivered as from May 2007.

In the period between 2002 and 2005, Petrobras bought less than the minimum volume established in the agreement with YPFB and paid US$ 81.409 (equivalent to R$ 190.189 at December 31, 2008) referring to the volumes not transported, the credits for which will be realized through the drawing of a future volumes.

The commitments for purchase of gas up to the end of the agreement represent volumes of 24 million cubic metres per day.

27 Guarantees for concession agreements for petroleum exploration

Petrobras gave guarantees to the National Petroleum Agency - ANP in the total amount of R$ 5.873.564 for the Minimum Exploration Programs established in the concession agreements for exploration areas, with R$ 3.915.792, net of commitments already undertaken, remaining in force. Of this amount, R$ 2.696.481 corresponds to a lien on the oil from previously identified fields already in production, and R$ 1.219.311 refers to bank guarantees.

28 Segment reporting

Petrobras is an operationally integrated Company and the major part of the production of petroleum and gas from the Exploration and Production Department is transferred to other departments of Petrobras.

In the statements by business segment, the company’s operations are presented according to the new organisation and management structure approved on October 23 by the Board of Directors of Petrobras, comprising the following departments:

a) Exploration and production: This comprises, through Petrobras, Brasoil, PNBV, PifCo, PIB B.V., BOC, the Real Estate Investment Fund and Special Purpose Entities, the activities of exploration, production and development and production of oil, LNG ( liquefied natural gas) and natural gas in Brazil, for the purpose of supplying, as a priority, refineries in Brazil and the selling of surplus petroleum and byproducts produced in their natural gas processing plants.

b) Supply: This comprises, through Petrobras, Downstream (Refap), Transpetro, Petroquisa, PifCo, PIB B.V., Refinaria Ipiranga, Quattor Participações and PNBV, Refinaria Abreu Lima and Special Purpose Entities, the activities of refining, logistics, transport and selling of oil products, petroleum and alcohol, as well as holding interests in petrochemical companies in Brazil and in two fertilizer plants.

c) Gas and energy: This comprises, through Petrobras, Gaspetro, Petrobras Comercializadora de Energia, Petrobras Distribuidora, PifCo, Specific Purpose Entities and Thermoelectric Power Stations, the activities of transport and trading of natural gas produced in Brazil and imported, as well as the transport and trading of LNG that is imported, the generation and trading of electric power, and holding interests in national gas transporters and distributors and in thermoelectric power stations.

d) Distribution: It is responsible for the distribution of oil products, fuel alcohol and compressed natural gas in Brazil, represented by the operations of Petrobras Distribuidora and Alvo Distribuidora.

e) International: It comprises, through PIB B.V., PifCo, 5283 Participações, BOC and Petrobras, the activities of exploration and production of oil and gas, supply, gas and energy, and distribution, carried out abroad in a number of countries in the Americas, Africa, Europe and Asia.

The items that cannot be can attributed to the other departments are allocated to the corporate entities group, especially those connected to corporate financial management, overheads related to central administration and other expenses, including actuarial expenses related to the pension and healthcare plans for retired employees and pensioners.

The accounting information per business segment was prepared based on the assumption of controllability, for the purpose of attributing to the business sectors only those items over which these segments have effective control.

29 Derivative financial instruments, economic hedge and risk management activities

The company is exposed to a series of market risks arising from its operations. These risks mainly involve the fact that eventual variations in the prices of oil and oil products, in exchange rates or in interest rates may negatively affect the value of the company’s financial assets and liabilities or future cash flows and profits.

29.1 Risk management objectives and strategies

Petrobras has a global risk management policy that it is being developed under the management of the Company’s officers. In 2004, the Executive Committee of Petrobras set up the Risk Management Committee composed of executive managers from all the business departments and from a number of corporate departments. This committee, as well as having the objective of assuring integrated management of exposures to risks and formalizing the main guidelines for the company’s operation, aims at concentrating information and discussing actions for risk management, facilitating communication with the executive offices and the board of directors in aspects related to best corporate governance practices.

The risk management policy of the Petrobras System aims at contributing towards an appropriate balance between its objectives for growth and return and its level of risk exposure, whether inherent to the exercise of its activities or arising from the context within which it operates, so that, through effective allocation of its physical, financial and human resources the company may attain its strategic goals.

In addition to assuring adequate protection for its fixed assets, facilities, operations and officers and orientating financial, tax, regulatory, market and loan exposure evaluations, amongst others, the Petrobras risk management policy seeks to explicit its character of complementariness to its structural actions, which will create solid economic and financial grounds, capable of assuring that the opportunities for growth will be taken, even in adverse external circumstances.

29.2 Market risk management of oil and oil products

a) Economic hedge policy

Considering that the company’s business plan uses conservative price assumptions and the fact that, in normal conditions, price fluctuations of commodities do not present a substantial risk to the carrying out of its strategic objectives, Petrobras maintains exposure to the cycle of prices and does not use derivatives for hedging systemic operations, i.e. the purchase or sale of goods with the aim of meeting the operating needs of the Petrobras System.

Nevertheless, the decisions referring to this issue are reviewed periodically and recommended to the Risk Management Committee. If hedge is indicated, in scenarios with a significant probability of adverse events, the economic hedge strategy should be carried out with the aim of protecting the company’s solvency and liquidity, considering an integrated analysis of all the company’s risk exposures and assuring the execution of the corporate investment plan.

Following the assumption of considering only the consolidated net exposure of the price risk of oil and oil products, the operations with derivatives, generally, are limited to protecting the results of transactions carried out on the international market for physical goods, i.e. economic hedge operations are those where the positive and negative changes are totally or partially offset by the opposite result in the physical position.

b) Main transactions and future commitments that are the object of hedge

The main hedge operations carried out by the companies of the Petrobras System are intended for protecting the expected results of the transactions performed abroad.

The hedges are usually short-term operations and accompany the terms of the commercial transactions. The instruments used are futures, forward, swap and options contracts. The operations are carried out on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as on the international over-the-counter market.

c) Parameters used for risk management and the results obtained with respect to the proposed objectives

The main parameters used in risk management for variations of Petrobras’ oil and oil product prices are the cash flow at risk (CFAR) for medium-term assessments, Value at Risk (VAR) for short-term assessments, and Stop Loss. Corporate limits are defined for VAR and Stop Loss.

The operation with economic hedge settled during the period from January to December 2008 corresponded to approximately (40%) of the traded volume of imports and exports to and from Brazil plus the total volume of the products traded abroad.

d) Criteria for determining fair value

The fair value of the derivatives for oil and oil products is determined through prices quoted on the market (without adjustments) for similar assets or liabilities.

e) Notional and fair values and values at risk for the portfolio

The main counterparts of operations for derivatives for oil and oil products are the New York Stock Exchange (NYMEX), IntercontinentalExhange and JP Morgan.

The portfolio for commercial operations carried out abroad, as well as the operation with economic hedge for their protection through derivatives for oil and oil products, presented a maximum estimated loss per day (VAR - Value at Risk), calculated at a reliability level of 95%, of approximately US$ 12 million.

The following table summarizes the information on the contracts in force for derivatives for oil and oil products.

Derivatives for oil and oil products

	Consolidated

	Notional value in thousands of bbl*		Fair value recorded in the accounting R$ thousand**		Maturity

	12.31.2008	12.31.2007	12.31.2008	12.31.2007

Futures contracts	(5.205)	(5.721)	81.590	17.837	2.009

Purchase commitments	4.218	29.212
Sale commitments	(9.423)	(34.933)

Options contracts		(8.090)		(2.256)	2.009

Purchase		(2.790)		(1.711)

Bidding position	220	1.110
Short sale	(220)	(3.900)

Sale		(5.300)		(546)

Bidding position	320
Short sale	(320)	(5.300)

Forward contract	(442)	(1.608)	1.348	(31.809)	2.009

Long position	2.530	7.253
Short position	(2.972)	(8.861)

Total recorded in other current assets			82.938

	Parent company

	Notional value in thousands of bbl*		Fair value recorded in the accounting R$ thousand**		Maturity

	12.31.2008	12.31.2007	12.31.2008	12.31.2007

Futures contracts	(661)	(5.180)	26.606	36.450	2009

Purchase commitments	158	7.908
Sale commitments	(819)	(2.728)

Options contracts		(8.090)		(2.256)	2009

Purchase		(2.790)		(1.711)

Bidding position	220	1.110
Short sale	(220)	(3.900)

Sale		(5.300)		(546)

Bidding position	320
Short sale	(320)	(5.300)

Forward contract	(600)	(1.534)	9.921	(22.000)	2009

Long position	978	2.372
Short position	(1.578)	(3.906)

Total recorded in other current assets			36.527

* A negative notional value represents a short position

**The negative fair values were stated in liabilities and the positive fair values in assets. The amounts for 2007 are presented only for comparative purposes.

f) Gains and losses in the period

Derivatives for oil and oil products	Consolidated		Parent company

	2008	2007	2008	2007

Gain (loss) recorded in results	(58.368)	(396.755)
Gain (loss) recorded in shareholders’ equity	(69.683)	5.694

g) Value and type of margins given in guarantee

The guarantees given as collateral generally consist of deposits. At December 31, 2008, the balances of the margins given for the coverage of commodities derivatives traded on the stock exchanges and over-the-counter market of the Parent Company and Consolidated were R$ 30.050 and R$ 318.700, respectively.

h) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the derivatives for oil and oil products. The probable scenario is the fair value at December 31, 2008. The possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

		Consolidated

Market		Probable	Possible	Remote
derivatives for oil	Risk	scenario at	scenario	scenario
and oil products		12.31.2008	(∆ de 25%)	(∆ de 50%)

Brent oil	Fall in Brent oil	(2.481)	(6.318)	(10.156)
Butane	Rise in butane	(602)	(2.099)	(3.594)
Fuel oil	Rise in fuel oil	16.258	10.761	5.263
Diesel	Rise in diesel	55.445	11.977	(29.450)
Propane	Rise in propane	(12)	(3.177)	(6.343)
Gasoline	Rise in gasoline	2.161	(33.500)	(66.362)
Petroleum WTI	Rise in petroleum WTI	12.169	(29.776)	(53.965)

		82.938	(52.132)	(164.607)

29.3 Management of exchange risks

a) Economic hedge policy

Exchange risk is one of the financial risks that the company is exposed to and it originates from changes in the levels or volatility of the exchange rate. With respect to the management of these risks, Petrobras seeks to identify and handle them in an integrated manner, seeking to assure efficient allocation of the resources earmarked for economic hedge.

Taking advantage of operating in an integrated manner in the energy segment, the company seeks, primarily, to identify or create natural hedges, i.e. to benefit from the correlation between its income and expenses. In the specific case of exchange variation inherent to the contracts with the cost and remuneration involved in different currencies, this hedge is carried out through allocating the cash investments between the real and the US dollar or another currency.

The management of risks is done for the net exposure. Periodical analyses of the exchange risk are prepared, assisting the decisions of the executive committee. The exchange risk management strategy involves the use of derivative instruments to minimize the exchange exposure of certain obligations of the company.

The subsidiary Petrobras Distribuidora carries out exchange economic hedge operations for covering the trading margins inherent to exports (aviation segment) for foreign clients. The objective of the operation, contracted concomitantly with the definition of the cost of the products exported, is to assure that the trading margins agreed to with the foreign clients are maintained during the period of validity of the negotiated prices, as well as during the commercial term for payment. Internal policy limits the volume of exchange economic hedge operations to the volume of products exported.

b) Main transactions and future commitments that are the object of economic hedge

In September 2006, we contracted a economic hedge operation known as a cross currency swap for coverage of the bonds issued in Yens in order to fix the company’s costs in this operation in dollars. In a cross currency swap there is an exchange of interest rates in different currencies. The exchange rate of the Yen for the US dollar is fixed at the beginning of the transaction and remains fixed during its existence. The Company does not intend to settle these contracts before the end of the term.

In 2008, the subsidiary Petrobras Distribuidora contracted operations which consist of the sale of forward dollar PTAX contracts without fiscal delivery (NDFs) on the Brazilian over-the-counter market, which permits fixing the exchange rate and the hedge against a possible fall in the rate in the period. On average, the period of exposure is three months.

c) Parameters used for risk management and the results obtained with respect to the proposed objectives

The economic hedge operation known as a cross-country swap complies with SFAS 133 (Accounting for derivative instruments and hedging activities) issued by the Financial Accounting Standards Boards (FASB).

Effectiveness tests are conducted quarterly in order to measure how much the changes in the fair value or the cash flow of the hedge items are being absorbed by the economic hedge mechanisms. The effectiveness calculation indicated that the cross currency swap significantly minimizes the variation in the cash flow of the bonds issued in Yens.

The Company is in a short position for exchange rate futures through non-deliverable forwards - NDF on the Brazilian over-the-counter market. For the aviation segment, which represents 98,3% of the transactions contracted for the period, the term of exposure is 3 months on average and the hedge is contracted concomittantly with the definition of the cost of exported aviation kerosene, thus fixing and guaranteeing the trading margin. In the period in question, transactions in the amount of US$ 584.851 million were contracted.

The volume of hedge contracted for the legal effects of the year 2008 for the aviation segment represented 74,3% of the volume of exports that effectively occurred.

d) Criteria for determining fair value

The fair value of the derivatives is calculated based on usual market practices, using the closing values of the interest rates in Yens, US dollars and Reais for all the period of the contracts. e) Notional and fair values and values at risk of the portfolio

The table below summarizes the information on the derivative contracts. The derivative transactions take into consideration the approved limits and credit balance for each institution in accordance with the regulatory orientations and procedures established by the company. The main counterparts of these operations are: Citibank, HSBC and Bradesco.

Foreign currency derivatives
	Consolidated

	Notional value thousand		Fair value recorded in the accounting R$ thousand**		Maturity	Risk value R$ thousand *

	12.31.2008	12.31.2007	12.31.2008	12.31.2007

Dollar forward contracts

Posição Vendida (US$)	67.506	117.113	(3.823)	2.782		4.422

		117.113		2.782	2009
Swap contracts

Cross Currency Swap			110.489	5.657	2016	59.655

Asset position
Average receipt rate (JPY) = 2,15%	35.000.000	35.000.000	978.268	584.451
Liability position
Average payment rate (US$) = 5,69%	297.619	297.619	(867.779)	(578.795)

* Risk value = expected maximum loss in 1 day with 95% reliability in normal market conditions.
**The negative fair values were stated in liabilities and the positive fair values were stated in assets. The amounts for 2007 are presented only for comparative purposes.

f) Gains and losses in the period

Foreign currency derivatives	Consolidated		Parent company

	2008	2007	2008	2007

Gain (loss) recorded in results	(729.458)	(396.755)
Gain (loss) recorded in shareholders’ equity

g) Value and type of margins given in guarantee

The existing foreign currency derivative operations do not require a guarantee margin deposit.

h) Sensitivity analysis

The following sensitivity analysis was conducted for the fair value of the foreign currency derivatives. The probable scenario is the fair value at December 31, 2008. The possible and remote scenarios consider the deterioration in the risk variable of 25% and 50%, respectively, with respect to the same date.

Foreign currency derivatives	Risk	Consolidated

			R$ mil

		Probable scenario at 12.31.2008	Possible scenario (∆ de 25%)	Remote scenario (∆ de 50%)

Dollar forward contracts	Apreciation of the Dollar against the Real	(3.823)	(43.284)	(82.746)
Cross Currency Swap	Depreciation of the Yen against the Dollar	110.489	(85.165)	(215.600)

29.4 Management of interest rate risks

The interest rate risk that the Company is exposed to is due to its long-term debt and, to a lesser degree, its short-term debt. The foreign currency debt at floating rates is subject, mainly, to the fluctuation of the LIBOR and the debt expressed in Reais is subject, mainly, to the fluctuation in the long-term interest rate (TJLP), published by the Central Bank of Brazil. Currently, the Company does not use derivative financial instruments to manage its exposure to floating interest rates.

29.5 Financial instruments

During the normal course of its business dealings the Company uses various types of financial instruments.

a) Credit concentration risk

A significant quota of the company’s assets, including financial instruments, is located in Brazil. The Company’s financial instruments that are exposed to a credit concentration risk are, mainly, cash and cash equivalents, government bonds, accounts receivable and futures contracts.

The Company adopts several measures to decrease its exposure to credit to acceptable levels.

b) Market fair value

The market fair value of financial instruments is determined based on published market prices or, in the absence thereof, on the present value of expected cash flows. The market fair values of cash and cash equivalents, trade accounts receivable, short term debt and accounts payable to suppliers is the same as their carrying values. The market fair value of the long-term assets and liabilities closely approximates their carrying value.

29.6 Non derivative financial instruments

At December 31, 2008 and 2007, the Company had non-derivative financial instruments, duly recognized in the financial statements, such as: Cash and cash equivalents (Note 5), Marketable securities (Note 10) and Financing (Note 15).

30 Insurance

For protection of its equity, Petrobras has the basic philosophy of transferring, through taking out insurance, the risks that, in the event of their occurrence, may cause losses that significantly impact the Company’s equity, as well as the risks subject to obligatory insurance, whether through legal or contractual provisions. The other risks are subject to self-insurance, with Petrobras intentionally assuming the full risk through absence of insurance. Self-insurance is adopted when the assets are economically inexpressive or as a result of the high cost/benefit ratio.

The risk assumptions adopted are not part of the scope of an audit of financial statements. Accordingly, they were not examined by our independent auditors.

The main information concerning the insurance coverage in force as of December 31, 2008 may be presented as follows:

		Amount insured

			Parent
Assets	Types of coverage	Consolidated	company

Facilities, equipments and products in stock	Fire and operating
	risks	100.545.218	85.083.797

Tankers and auxiliary vessels	Hulls	4.075.541

Fixed platforms, floating production systems and
offshore drilling units	Oil risks	42.763.632	15.736.624

Total		147.384.391	100.820.421

Considering its financial size and its commitments and investments in the areas of health, environment and security and quality, Petrobras, similarly to petroleum companies of a similar size, retains a significant portion of its risk, including through the increase in its franchises, which may reach US$ 50 million.

31 Security, environment and health

In 2008, Petrobras’ main security, environment and health indexes were compatible with the best companies in the sector worldwide and in the period it did not register any significant occurrence of oil spillage.

Petrobras continually invests in training and development of new technologies aimed at accident prevention and the safety and health of its employees. In addition, in Brazil it has ten Environmental Defense Centers on 24-hour standby in order to be able to respond rapidly and effectively to any oil spillage.

This responsible operation model contributed to Petrobras continuing to be among the companies included in the 2008 Dow Jones sustainability index, the most important of its kind. In Brazil, besides Petrobras, there are only another seven companies included in this index, and, in the world, Petrobras is the only company of the oil and gas sector from the developing countries. The company’s total expenditure on security, environment and health, considering investments and operations, in the accumulated period from January to December 2008, reached the amount of R$ 4.482.000, of which R$ 2.401.000 was on security, R$ 1.715.000 was on the environment and R$ 365.000 was on health, where the expenses with multidisciplinary health assistance and support for outside environmental programs and/or projects are not included.

This total included the expenditures made through Pegaso (Program for Excellence in Environmental Management and Operating Security), which, between investments and operation, totaled R$ 652.000 in the period.

32 Subsequents events

32.1 Creation of companies of the Rio de Janeiro Petrochemical Complex (COMPERJ)

On February 5, 2009, Petrobras, in continuation of the implementation of the Rio de Janeiro Petrochemical Complex (COMPERJ), formed six (6) joint stock companies in Rio de Janeiro, as follows:

  Comperj Participações S.A.: A specific purpose entity that will hold the interests of Petrobras in the producing companies of COMPERJ;

  Comperj Petroquímicos Básicos S.A.: A company producing basic petrochemicals;

  Comperj PET S.A.: A company producing PTA/PET;

  Comperj Estirênicos S.A.: A company producing styrene;

  Comperj MEG S.A.: A company producing glycol ethylene and ethylene oxide; and

  Comperj Poliolefinas S.A.: A company producing polyolefines (PP/PE);

At first, Petrobras will hold 100% of the total and voting capital of these companies, when the implementation of the integration and relationship model of the companies of COMPERJ will be made. This model seeks to capture the synergies arising from locating a number of companies in the same production site. The assets, obligations and rights related to COMPERJ will be transferred to these companies by Petrobras at an opportune moment.

With the forming of these companies, Petrobras is initiating the preparation stage of the project for the entry of potential partners.

32.2 PifCo

On February 11, 2009, Petrobras International Finance Company (PifCo), a wholly owned subsidy of Petrobras, completed the issue of US$ 1,5 billion Global Notes on the international capitals market, with maturity on March 15, 2019, an interest rate of 7,875% p.a. and half-yearly payment of interest as from September 1, 2009. The funds raised will be used for general corporate purposes, including financing the Petrobras Business Plan 2009-2013.

This financing had issuing costs estimated at US$ 6 million, a premium of US$ 26 million and an effective tax rate of 8,187% p.a. Global Notes constitute unsecured and unsubordinated obligations for PifCo and have the complete, unconditional guarantee of Petrobras.

i. Information about reserves

The net proven reserves of oil and gas were estimated by the Company in conformity with the concepts of reserves defined by the Securities and Exchange Commission, in accordance with SFAS n° 69 - Disclosures about Oil and Gas Producing Activities (SFAS 69).

The proven oil and gas reserves correspond to the estimated quantities of crude oil, natural gas and condensed gas that through the analysis of geo-engineering data may be estimated with reasonable certainty, and is considered commercial, from a known reserve, under defined economic conditions, known operation methods and in a valid regulatory situation, on a determined date.

The developed proven reserves correspond to the quantities of hydrocarbons that it is expected to recover from existing wells with the existing operating equipment and methods. Undeveloped proven reserves correspond to the volumes of hydrocarbons that it is expected to recover as a result of future investments in drilling of wells and in additional equipment.

The estimate for reserves is affected by the inherent uncertainties of the business and, accordingly, changes may occur in the measure that our knowledge increases through the acquisition of new information.

In 2008, although the volumes of reserves may have been impacted by the decrease in the international price for oil, the Company presented a significant appropriation of proven reserves due to the excellent results obtained in already existing fields, through projects that have aimed at increasing recovery from these fields. It is important to stress that in the estimates of reserves for 2008 the pre-salt volumes of the Santos Basin were not considered. However, the pre-salt reserves of Espírito Santo are contributing to the proven reserves for 2008.

The net proven petroleum and gas reserves estimated by the company are presented in the following table:

	Oil (billions of bbl)			Gas (billions of m³)			Oil + Gas (billions of boe)

	Brazil	International	Total	Brazil	International	Total	Brazil	International(1)	Total

Balance at 12/31/2007	9,139	0,414	9,553	267,050	68,002	335,052	10,818	0,815	11,633
Change in the reserves	0,223	0,015	0,238	(3,377)	17,155	13,778	0,203	0,116	0,319
Production	(0,646)	(0,039)	(0,685)	(16,030)	(6,057)	(22,087)	(0,747)	0,075	(0,672)

Balance at 12/31/2008	8,716	0,390	9,106	247,643	79,100	326,743	10,274	1,006	11,280

Reserve of non-consolidated companies

Balance at 12/31/2007		0,060	0,060		1,894	1,894		0,071	0,071
Balance at 12/31/2008		0,048	0,048		2,142	2,142		0,061	0,061

Proven and developed reserves

At 12/31/2007	5,249	0,210	5,459	122,814	46,143	168,957	6,022	0,482	6,504
At 12/31/2008	5,346	0,211	5,557	134,340	49,694	184,034	6,191	0,504	6,695

(1) Includes reserves of 110 million boe in 2008 (199 million boe in 2007) corresponding to a minority interest of 41,38% in PEPSA.

BOARD OF DIRECTORS

DILMA VANA ROUSSEFF
Chairperson

SILAS RONDEAU CAVALCANTI SILVA		GUIDO MANTEGA
Councilor		Councilor

FRANCISCO ROBERTO
JOSÉ SERGIO GABRIELLI DE AZEVEDO	DE ALBUQUERQUE	FÁBIO COLLETTI BARBOSA
Councilor	Councilor	Councilor

JORGE GERDAU JOHANNPETER		LUCIANO GALVÃO COUTINHO
Councilor		Councilor

EXECUTIVE BOARD

JOSÉ SERGIO GABRIELLI DE AZEVEDO
Chief Executive Office

ALMIR GUILHERME BARBASSA		RENATO DE SOUZA DUQUE
Chief Finance Officer & Investor Relations		Services Director

GUILHERME DE OLIVEIRA ESTRELLA		PAULO ROBERTO COSTA
Exploration & Production Director		Supply Director

JORGE LUIZ ZELADA
MARIA DAS GRAÇAS SILVA FOSTER		International Director
Gas &Energy Director

MARCOS MENEZES
Accountant - CRC-RJ 35.286/O-1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.